UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission File Number 001-35231

MITEK SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	87-0418827
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
770 First Avenue, Suite 425
San Diego, California	92101
(Address of principal executive offices)	(Zip Code)
Registrant’s telephone number: (619) 269-6800
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	MITK	NASDAQ Capital Market
Securities registered pursuant to Section 12(g) of the Act:
Preferred Stock Purchase Rights
(Title of class)
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No   ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒   No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by a check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller Reporting Company	☐
		Emerging Growth Company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒
The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing sale price of the registrant’s common stock on March 31, 2024, the last business day of the registrant’s most recently completed second fiscal quarter, as reported on the Nasdaq Capital Market, was approximately $622,633,680. Shares of stock held by officers and directors have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant does not have any non-voting stock issued or outstanding.
There were 44,917,357 shares of the registrant’s common stock outstanding as of November 29, 2024.

DOCUMENTS INCORPORATED BY REFERENCE
None.

MITEK SYSTEMS, INC.
FORM 10-K
For The Fiscal Year Ended September 30, 2024

IMPORTANT NOTE ABOUT FORWARD-LOOKING STATEMENTS
This Annual Report on Form 10-K, including the “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains “forward-looking statements” that are often identified by the use of future events and future results that are subject to the safe harbors created under the meaning, that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially and adversely from those expressed or implied by such forward-looking statements.
Statements that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements can be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target,” or similar expressions.
In addition to those factors discussed under Item 1A—“Risk Factors,” important factors could cause actual results to differ materially from our expectations. These factors include, but are not limited to:
•adverse economic conditions;
•general decreases in demand for our products and services;
•changes in timing of introducing new products into the market;
•intense competition (including entry of new competitors), including among competitors with substantially greater resources than us;
•increased or adverse federal, state, and local government regulation;
•inadequate capital;
•unexpected costs;
•revenues and net income lower than anticipated;
•litigation;
•the possible fluctuation and volatility of operating results and financial conditions;
•the impact of legal, regulatory, or supervisory matters on our business, results of operations, or financial condition;
•inability to carry out our marketing and sales plans;
•the loss of key employees and executives;
•our sales and marketing strategy, including our international sales and channel partner strategy;
•customer product adoption and purchasing patterns, including renewal, expansion and conversion from on-premises to cloud services;
•management’s plans, beliefs and objectives for future operations;
•our ability to provide compelling, uninterrupted and secure cloud services to our customers;
•the impact of geopolitical events;
•our acquisitions, including the expected impacts of such acquisitions;
•expected impact of changes in accounting pronouncements and other financial and non-financial reporting standards;
•exposure to interest rate changes;
•inflation; and
•the impact of climate change, natural disasters and actual or threatened public health emergencies.
These statements represent the beliefs and assumptions of our management based on the information currently available to us. Such forward-looking statements are subject to risks, uncertainties and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified above, and those discussed in the section titled “Risk Factors” included in Part I, Item 1A. Furthermore, such forward-looking statements speak only as of the date of report. Except as required by law, we undertake no obligations to update any forward-looking statements to reflect events or circumstances that occur after the date of this report.
i

PART I

ITEM 1.    BUSINESS.

Overview
Mitek Systems, Inc. (“Mitek,” the “Company,” “we,” “us,” and “our”) is a pioneer in mobile image capture and a global provider of solutions in the fraud prevention, digital identity verification, and cybersecurity markets. Our products address the increasing sophistication of fraud in areas such as new account openings, digital account access, and payments. Utilizing artificial intelligence, computer vision, and proprietary biometrics, our enterprise-grade verification tools protect organizations from escalating check fraud, ongoing account opening fraud, and new cyber threats such as deepfakes and voice clones.
Mitek’s Mobile Check Deposit product is trusted by consumers for its convenience and accuracy verifying checks for deposit, facilitating approximately 1.2 billion transactions annually. This solution powers secure, fast, and convenient deposit services for many organizations, enhancing consumer experience.
We serve over 7,900 financial services organizations, financial technology (“fintech”) brands, telecommunications companies, and marketplace brands globally. Our verification and fraud detection technology is embedded directly within mobile and web applications, providing seamless verification at every touchpoint in the customer lifecycle. By equipping banks, marketplaces, and fintech platforms with these tools, we help reduce the costs associated with fraud, impersonation, Know Your Customer (“KYC”) and anti-money laundering (“AML”) compliance. Additionally, our solutions improve the customer experience, help to ensure regulatory compliance, and lower operational costs.
Expanding Expertise Through Strategic Acquisitions
To strengthen our portfolio and enhance security across all stages of the digital customer journey, in 2021 Mitek acquired ID R&D, Inc., a provider of AI-driven voice and face biometrics and liveness detection technologies. This acquisition significantly expanded Mitek’s capabilities for identity verification to include passive multimodal authentication needed for multiple touch points in the digital lifecycle of a consumer. Our acquisition of HooYu Ltd. in 2022 further bolstered our identity verification leadership through both KYC capabilities and rapid orchestration capabilities, linking biometrics with real-time data aggregation across credit bureaus, sanctions lists, and law enforcement databases. These strategic integrations enable Mitek to provide a comprehensive, single-source identity verification and fraud prevention solution that adapts to the sophisticated fraud landscape of today.
Addressing a Rapidly Evolving Cybersecurity and Fraud Landscape
With generative AI’s rise, the financial sector faces unprecedented challenges, as deepfake and voice cloning technologies create new risks. To meet these threats, Mitek’s identity verification solutions now integrate new forms of manipulation detection to counter advanced, AI-driven fraud tactics by detecting digital manipulation, including artifacts from deepfake engines and signs of visible tampering. We continue to innovate with automated and layered security features to effectively address emerging risks.
Global Reach and Trusted Partnerships
Mitek’s identity verification solutions are marketed and delivered worldwide through a blend of direct sales teams in the North America and Europe, and through channel partnerships with leading financial services and identity verification providers. These partners embed Mitek solutions into their platforms, amplifying our ability to meet the needs of their customers and helping establish Mitek as the trusted backbone for identity security across high-risk industries.
Vision and Differentiation
Driven by a vision of providing trust and convenience through every digital interaction, Mitek enables organizations to protect themselves and their customers amid a challenging and rapidly evolving fraud and cyber landscape. With recognized expertise and a broad portfolio, from mobile deposit capture to advanced AI-enabled identity verification and authentication, Mitek remains committed to leading the way in securing high-risk sectors from checks to deepfakes. Trusted by banks the world over, fintech platforms and telecommunication providers, Mitek combines proven experience with innovative technology to secure the future of digital transactions, empowering organizations to stay ahead of fraud and cyber threats.
Product and Technology Overview
Technology
Our digital technology solutions are provided in two parts: (i) as software development kits for mobile image or voice pattern capture and (ii) a cloud software platform which uses artificial intelligence and machine learning to classify and extract data to enable mobile check deposit as well as aid the authentication of documents including checks, passports, identity cards, and driver's licenses using a camera-equipped device.

Our technology uses patented algorithms that analyze images of documents in many ways. These include image quality analysis, image repair and optimization, document identification and classification, data extraction, and numerous authenticators.
Products
Mobile Deposit®
Mitek’s Mobile Deposit® is used today by millions of consumers in the United States (“U.S.”) and Canada for mobile check deposit. Mobile Deposit® enables individuals and businesses to remotely deposit checks using their camera-equipped smartphone or tablet. Mobile Deposit® is embedded within the financial institutions’ digital banking apps used by consumers and now processes more than one billion check deposits annually. Mitek began selling Mobile Deposit® in early 2008 and received its first patent for this product in August 2010.
Mobile Deposit® allows consumers to capture photographs of the front and back of a check and then remotely deposit the check all within their financial institution’s mobile banking app. Mitek delivers a simple and easy user experience with our proprietary mobile automatic capture which assists users in capturing a high quality image of a check by holding their mobile device over the check.
Check Fraud Defender
Check Fraud Defender is an advanced AI-powered, cloud-hosted consortium designed to combat check fraud by leveraging Mitek’s proprietary check image science. It analyzes over 24 distinct visual elements of checks submitted by participating banks, enabling the detection of visual anomalies and potential fraud. This comprehensive analysis helps banks reduce fraud-related losses and enhances their ability to protect both the institution and its customer.
Mitek Verified Identity Platform (“MiVIP®”)
MiVIP® is an advanced, end-to-end identity verification solution designed to address the increasing demands for seamless, secure, and scalable KYC process that helps companies quickly design, build, and deploy robust KYC journeys with little or no development resources. MiVIP® combines facial biometrics, liveness detection, ID document validation, database checks, geolocation, digital footprint analysis, and more to provide the clearest picture of who is requesting access to a business’ services. This multi-layered approach ensures comprehensive protection against fraud, enabling businesses to verify identities with precision while mitigating sophisticated threats, including synthetic identities and deepfakes.
A key differentiator of MiVIP is its focus on enhancing the user experience. The platform supports omni-channel journeys, allowing users to seamlessly transition between devices—mobile, desktop, or others—without losing progress. This flexibility minimizes friction, making it ideal for diverse industries, including financial services, telecommunications, and e-commerce. MiVIP further empowers businesses by offering modular, scalable solutions that can adapt to the unique needs of highly regulated environments. By combining advanced security features, streamlined deployment, and user-friendly design, MiVIP exemplifies Mitek's commitment to delivering a trusted and comprehensive identity verification platform that empowers organizations to protect their customers and their ecosystems.
Mobile Verify®
Mobile Verify® is an Identity Document Verification (“IDV”) solution that can be integrated into mobile apps, mobile websites, and desktop applications. Mobile Verify® combines an optimal image capture experience with our leading document authentication technology — helping our customers validate an identity document presented in a digital transaction is genuine and unaltered. Adding a second layer for identity proofing, Mobile Verify® matches the portrait extracted from the identity document with a selfie of its presenter by doing a biometric face comparison.
The Mobile Verify® identity verification engine is a modular cross-platform architecture that uses machine learning and advanced computer vision algorithms. To achieve the highest accuracy rates, Mitek’s technology was conceptualized to verify the authenticity of an identity document in the following systematic approach:
•Guided document capture, enabling users to take a quality photo for optimal processing;
•Document classification computer vision algorithms that recognize and classify thousands of diverse identity documents from around the world allowing for reliable data extraction;
•Data extraction that goes beyond traditional Optimal Character Recognition (“OCR”) to deconstruct the document and analyze the content of each field; and
•Evaluation of authenticity elements, using a combination of machine learning techniques and unique computer vision algorithms to help determine the authenticity of a document.
MiSnap™

Mitek MiSnap™ is a patented mobile-capture software development kit (“SDK”) that enables an intuitive user experience and instant capture of quality images of identity documents and checks. The key to successful mobile check deposit, data pre-fill and ID document verification is the quality of the image capture. Mitek's MiSnap™ helps enable every user to capture a quality image the first time.
CheckReader™
CheckReader™ enables financial institutions to automatically extract data from checks once they have been scanned or photographed by the application. Easily integrated into mobile and server-based applications providing automatic image pre-processing and recognition capabilities, CheckReader™ allows for the automatic recognition of all fields on checks and generic payments documents, whether handwritten or machine printed. CheckReader™ is utilized as a core component throughout a wide range of check processing applications, including ATMs, centralized and back office processes, remittance, merchants, and fraud applications. CheckReader™ is deployed worldwide in over forty countries.
Check Intelligence
Check Intelligence enables financial institutions to automatically extract data from a check image received across any deposit channel—branch, ATM, remote deposit capture, and mobile. Through the automatic recognition of all fields on checks, whether handwritten or machine printed, Check Intelligence speeds up the time to deposit for banks and customers and helps enable financial institutions to comply with check clearing regulations. With built-in image quality analysis and image usability analysis, Check Intelligence also ensures that the check meets the Check Clearing for the 21st Century Act (Check 21) requirements and other industry and regulatory standards.
MiPass®
MiPass® is a next-generation authentication solution combining advanced facial and voice biometrics with passive liveness detection to safeguard against sophisticated fraud techniques such as deepfakes, synthetic identities, and identity theft. As traditional passwords become increasingly vulnerable and cumbersome for users, MiPass transforms the authentication process by offering a seamless, secure alternative that eliminates the need for passwords and one-time passcodes.
MiPass® is uniquely differentiated by its ability to provide multimodal biometric authentication that is easy to implement and integrate into existing platforms. This flexibility ensures organizations can enhance security without compromising customer experience. The platform's passive liveness detection further elevates its defenses, making it resistant to even the most sophisticated fraud attempts. Recognized for its innovation and market leadership, MiPass has received multiple industry accolades, including awards for excellence in biometric technology and fraud prevention.
IDLive® Face
The IDLive® is the industry’s first passive facial liveness detection product, essential for frictionless fraud prevention in face biometrics for authentication and digital identity proofing. It is iBeta Levels 1 and 2 Presentation Attack Detection (PAD) compliant and processes millions of transactions monthly for customers worldwide. IDLive® Face has been recognized as a top performer in the NIST facial presentation attack detection evaluations, affirming its leadership in security and convenience. Most recently, the product achieved unparalleled industry-leading liveness results in U.S. Homeland Security evaluation of Remote Identity Validation Systems.
IDVoice®
IDVoice® is a robust AI-driven voice biometric engine that enables fast, convenient authentication on mobile, web, and telephone channels. The product is also optimized to enable embedded security and personalization on Internet of Things devices. IDVoice® has achieved top rankings in the industry’s leading benchmark challenges.
IDLive® Voice
IDLive® Voice helps stop spoofing attacks on voice biometric systems by distinguishing live voice from synthesized speech, voice deepfake clones, and recordings.
IDLive® Voice Clone Detection
IDLive® Voice Clone Detection works as a classifying system distinguishing human voices from synthesized speech, voice deepfake clones, and text to speech capabilities. It can detect voice clones in both presentation and more complex injection attacks in under three seconds.
IDLive Doc™
The IDLive Doc™ works to fight fraud related to digitally displayed document images. This AI-based product validates the physical presence of documents used when verifying customer identities online. The product can be added to any onboarding or electronic KYC solution, providing another layer of fraud prevention for banks, gig economy companies, telecom companies, and others.

Sales and Marketing
We derive revenue predominately from the sale of licenses (to both our on premise and transactional software as a service (“SaaS”) products) and transaction fees to use our products, and to a lesser extent by providing maintenance and professional services for the products we offer. The revenue we derive from the sale of such licenses is derived from both the sale to our channel partners of licenses to sell the applications we offer as well as the direct sale of licenses and services to customers.
We have an internal marketing group that develops corporate and digital marketing strategies. The internal team executes these strategies with the help of external resources as needed to support both direct sales and channel partners’ sales efforts.
Intellectual Property
Our success depends in a large part upon our proprietary technology. We attempt to protect our intellectual property rights primarily through a combination of patents, copyrights, trademarks, trade secrets, employee and third-party non-disclosure agreements, and other measures. We believe that factors such as the technological and creative skills of our personnel, new product development, frequent product enhancements, name recognition, and reliable product maintenance are essential to establishing and maintaining a technological leadership position. There can be no assurance that our means of protecting our proprietary rights in the U.S. or abroad will be adequate. We seek to protect our software, documentation, and other written materials under trade secret and copyright laws, which afford only limited protection. Further, there can be no assurance that our patents will offer any protection or that they will not be challenged, invalidated, or circumvented. If we are unable to protect our intellectual property, or we infringe on the intellectual property rights of a third-party, our operating results could be adversely affected.
As of September 30, 2024, the U.S. Patent and Trademark Office has issued us 107 patents with expiration dates ranging from 2024 through 2041 and we have filed for 20 additional domestic and international patents. In addition, we generally enter into confidentiality agreements with certain employees.
Market Opportunities, Challenges & Risks
We believe that financial institutions, fintech platforms, and other companies see our patented solutions as a way to provide a superior digital customer experience to meet growing consumer demands of trust and convenience online and, at the same time, assist them in meeting regulatory requirements. The value of digital transformation to our customers is a possible increase in top line revenue and a reduction in the cost of sales and service. As the use of new technology increases, so does associated fraud and cyber-attacks. The negative outcomes of fraud and cyber-attacks encompass financial losses, brand damage, and loss of loyal customers, which we predict will lead to growth in demand for identity verification and sophisticated fraud detection, prevention and management products.
Factors adversely affecting the pricing of, or demand for, our digital solutions, such as competition from other products or technologies, any decline in the demand for digital transactions, or negative publicity or obsolescence of the software environments in which our products operate, could result in lower revenues or gross margins. Further, because substantially all of our revenues are from a few types of technology, our product concentration may make us especially vulnerable to market demand and competition from other technologies, which could reduce our revenues.
The sales cycle for our software and services can be lengthy and the implementation cycles for our software and services by our channel partners and customers can also be lengthy, often as long as six months and sometimes longer for larger customers. If implementation of our products by our channel partners and customers is delayed or otherwise not completed, our business, financial condition, and results of operations may be adversely affected.
Revenues related to most of our on premise licenses for mobile products are required to be recognized up front upon satisfaction of all applicable revenue recognition criteria. Revenue related to our SaaS products is recognized ratably over the life of the contract or as transactions are used depending on the contract criteria. The recognition of future revenues from these licenses is dependent upon a number of factors, including, but not limited to, the term of our license agreements, the timing of implementation of our products by our channel partners and customers, and the timing of any re-orders of additional licenses and/or license renewals by our channel partners and customers.
During each of the last few years, sales of licenses to one or more channel partners have comprised a significant portion of our revenue each year. This is attributable to the timing of renewals or purchases of licenses and does not represent a dependence on any single channel partner. If we were to lose a channel partner relationship, we believe either we or another channel partner could sell our products to the end-users that had purchased products from the channel partner we lost. However, in that case, we or another channel partner must establish a relationship with the end-users, which could take time to develop.
We have a growing number of competitors in the mobile image capture and identity verification industry, many of which have greater financial, technical, marketing, and other resources. However, we believe our patented mobile image capture and identity verification technology, our growing portfolio of products and coverage for the financial services industry and our market expertise gives us a distinct competitive advantage. To remain competitive, we will continue to offer products that are attractive to the consumer as well as being compliant, accurate, and convenient. To help us remain competitive, we intend to further our investment in research and development as well as partnering with other technology providers.
Competition
The market for our products and solutions is highly competitive, subject to rapid change, and significantly affected by the introduction of new products or technologies and other market activities of industry participants. We face direct and indirect competition from a broad range of competitors who offer a variety of products and solutions to our current and potential customers. Our principal competition comes from: (i) customer-developed solutions; (ii) companies offering alternative methods of identity verification; (iii) companies offering competing technologies capable of mobile remote deposit capture or authenticating identity documents and facial photo comparison; and (iv) alternate forms of user authentication, including face and voice recognition.
It is also possible that we will face competition from new industry participants or alternative technologies. Moreover, as the market for automated document processing, image recognition and authentication, check imaging, and fraud detection software develops, a number of companies with significantly greater resources than we have could attempt to enter or increase their presence in our industry, either independently or by acquiring or forming strategic alliances with our competitors, or otherwise increase their focus on the industry, or reshape the market through pricing or other innovations. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our current and potential customers.
Our products are compliant with Service-Oriented Architecture standards and compete, to various degrees, with products produced by a number of substantial competitors. Competition among product providers in this market generally focuses on price, accuracy, reliability, global coverage, and technical support. We believe our primary competitive advantages in this market are: (i) our mobile auto image capture user experience used by millions of consumers; (ii) our patented data science; (iii) scalability; and (iv) an architectural software design that allows our products to be more readily modified, improved with added functionality, and configured for new products, thereby allowing our software to be easily upgraded.
Increased competition may result in price reductions, reduced gross margins, and loss of market share, any of which could have a material adverse effect on our business, operating results, and financial condition.
Research and Development
We develop software products internally and also purchase or license rights to third-party intellectual property. We believe that our future success depends in part on our ability to maintain and improve our core technologies, enhance our existing products, and develop new products that meet an expanding range of customer requirements.
Internal research and development allows us to maintain closer technical control over our products and gives us the ability to determine which modifications and enhancements are most important and when they should be implemented to ensure the proper functioning and improved performance of our products. We intend to expand our existing product offerings and introduce new mobile image capture and digital identity verification capabilities that meet a broader set of needs of our customers. We intend to continue to support the major industry standard operating environments.
Our research and development organization includes software engineers and scientists, many of whom have advanced degrees, as well as additional personnel in quality assurance and related disciplines. All our scientists and software engineers are involved in product development.
The development team includes specialists in artificial intelligence, computer vision, software engineering, user interface design, product documentation, product management, and quality assurance. The team is responsible for maintaining and enhancing the performance, quality, and utility of all of our products. In addition to research and development, our engineering staff provides customer technical support on an as-needed basis.
Variability and Quarterly Results
Occasionally, the timing of large one-time orders, such as those associated with large customer refresh cycles or significant volume rollouts, creates variability in our quarterly results.
Government Regulation
As a company with global operations, we are subject to the laws of the United States and multiple foreign jurisdictions in which we operate and the rules and regulations of various governing bodies, which may differ among jurisdictions. For additional information, see the risk factors herein in “Item 1A. Risk Factors” and the subheading “Risks Related to Regulation and Compliance.”

Human Capital Resources
As of September 30, 2024, we had 630 employees, 178 in the U.S. and 452 internationally, 565 of which are full time. Our total employee base consists of 318 sales and marketing, professional services, and document review employees, 229 research and development and support employees, and 83 employees in executive, finance, network administration, and other capacities. In addition, we engaged various consultants in the areas of research and development, product development, finance, and marketing during fiscal year 2024. We have never had a work stoppage and none of our employees are represented by a labor organization. Substantially all of our employees, other than a certain number of our executive officers and employees with customary employment arrangements within Europe, are at will employees, which means that each employee can terminate his or her relationship with us and we can terminate our relationship with him or her at any time. We offer industry competitive wages and benefits and are committed to maintaining a workplace environment that promotes employee productivity and satisfaction. We consider our relations with our employees to be good. We are also focused on understanding our diversity and inclusion strengths and opportunities and executing on a strategy to support further progress.
Available Information
We are subject to the reporting requirements of the Exchange Act. Consequently, we are required to file reports and information with the SEC, including reports on the following forms: annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act. These reports and other information concerning us may be accessed, free of charge, through the SEC’s website at www.sec.gov and our website at www.miteksystems.com. These reports are placed on our website as soon as reasonably practicable after they are filed with the SEC. Information contained in, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way a part of, this Form 10-K.

ITEM  1A.    RISK FACTORS.

Risk Factor Summary
Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found below and should be carefully considered, together with other information in this Annual Report on Form 10-K and our other filings with the Securities and Exchange Commission before making investment decisions regarding our common stock.
Risks Associated With Our Business and Operations
•We currently derive substantially all of our revenue from a few types of technologies. If these technologies and the related products do not achieve or continue to achieve market acceptance, our business, financial condition, and results of operations would be adversely affected.
•We cannot predict the impact that the decline of the use of checks, changes in consumer behavior facilitated by advances in technologies, and the development of check alternatives, or the plateau of the penetration of active mobile banking users may have on our business.
•Claims that our products infringe upon the rights, or have otherwise utilized proprietary information, of third parties may give rise to costly litigation against us or our customers who we may be obligated to indemnify, and we could be prevented from selling those products, required to pay damages, and obligated to defend against litigation or indemnify our customers.
•If the patents we own or license, or our other intellectual property rights, do not adequately protect our technologies, brands or other intellectual property, we may lose market share to our competitors and be unable to operate our business profitably.
•We face competition from several companies that may have greater resources than we do, which could result in price reductions, reduced margins, or loss of market share.
•We must continue to engage in extensive research and development in order to remain competitive.
•Defects or malfunctions in our products could hurt our reputation, sales and profitability.
•Our lengthy sales cycles and the difficulty in predicting timing of sales or delays may impair our operating results.
•Our historical order flow patterns, which we expect to continue, have caused forecasting difficulties for us. If we do not meet our forecasts or analysts’ forecasts for us, the price of our common stock may decline.
•Entry into new lines of business, and our offering of new products and services may result in exposure to new risks.
•Adverse economic conditions or reduced spending on information technology solutions may adversely impact our revenue and profitability.
•We may need to raise additional capital to fund continuing operations and an inability to raise the necessary capital or the inability to do so on acceptable terms could threaten the success of our business.
•We expect to incur additional expenses related to the integration of ID R&D, Inc. and HooYu Ltd.
•We may be unable to successfully integrate our business with the respective businesses of ID R&D and HooYu or future acquisitions and realize the anticipated benefits of the acquisitions.
•Our actual financial and operating results following the acquisitions of ID R&D and HooYu could differ materially from any expectations or guidance provided by us concerning our future financial and operating results.
•Our annual and quarterly results have fluctuated greatly in the past and will likely continue to do so, which may cause substantial fluctuations in our common stock price.
•Due to our operations in non-U.S. markets, we are subject to certain risks that could adversely affect our business, results of operations or financial condition.
•Our international operations may increase our exposure to potential liability under anti-corruption, trade protection, tax, and other laws and regulations.
•Fluctuations in foreign currency exchange and interest rates could adversely affect our results of operations.
•An “ownership change” could limit our ability to utilize our net operating loss and tax credit carryforwards, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and tax credit carryforwards.
•Our cash and cash equivalents could be adversely affected if the financial institutions at which we hold our cash and cash equivalents fail.

•Our business could be adversely affected in the event we default under our debt agreements.
•Our revenues are dependent on our ability to maintain and expand existing customer relationships and our ability to attract new customers.
•The loss of one or more of our key customers could slow our revenue growth or cause our revenues to decline.
Risks Related to Privacy, Artificial Intelligence, and Cybersecurity
•Evolving domestic and international data privacy and Artificial Intelligence laws and regulations may restrict our ability, and that of our customers, to solicit, collect, process, transfer, disclose and use personal information or may increase the costs of doing so, which could harm our business.
•Recent and proposed laws regarding the use of facial recognition technology and the processing of biometric data could increase compliance costs or otherwise make it harder for us to conduct our business, require us to change our business practices, lead to regulatory investigations or actions, and have a material adverse effect on demand for certain of our products.
•Our business and operations are subject to a variety of regulatory requirements in the countries in which we operate or in which we offer our solutions, including, among other things, with respect to artificial intelligence (“AI”) and machine-learning (“ML”) technologies that may be difficult and expensive to comply with and that could negatively impact our business.
•Security breaches or cyberattacks could expose us to significant liability, cause our business and reputation to suffer and harm our competitive position.
Risks Related to Investing in Our Common Stock
•A potential proxy contest for the election of directors at our annual meeting could result in potential operational disruption, divert our resources, and could potentially result in adverse consequences under certain of our agreements.
•Our third amended and restated bylaws provide that a state or federal court located within in the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
•We may not be able to maintain our listing on The Nasdaq Stock Market LLC (“Nasdaq”), or trading on the Nasdaq Capital Market may otherwise be halted or suspended, which may negatively impact the price of our common stock. If our common stock is delisted from Nasdaq, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our common stock could be impaired.
Risks Related to Regulation and Compliance
•We have identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
General Risk Factors
•If we are unable to retain and recruit qualified personnel, or if any of our key executives or key employees discontinues his or her employment with us, it may have a material adverse effect on our business.
•Legislation and governmental regulations enacted in the U.S. and other countries that apply to us or to our customers may require us to change our current products and services and/or result in additional expenses, which could adversely affect our business and results of operations.
•Natural disasters or other catastrophic events may disrupt our business.
Risk Factors
The following risk factors and other information included in this Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. If any of the following risks actually occur, our business, financial condition, results of operations, cash flows, projected results, and future prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and an investor could lose all or part of their investment or interest.
Risks Associated With Our Business and Operations

We currently derive substantially all of our revenue from a few types of technologies. If these technologies and the related products do not achieve or continue to achieve market acceptance, our business, financial condition, and results of operations would be adversely affected.
We currently derive substantially all of our revenue from license sales and services provided with our software products to customers incorporating our intelligent mobile imaging technology and software products. If we are unable to achieve or continue to achieve market acceptance of our core technologies or products incorporating such technologies, we will not generate significant revenue growth from the sale of our products.
Additionally, factors adversely affecting the pricing of or demand for our products and services, such as competition from other products or technologies, any decline in the demand for mobile image processing, negative publicity, or obsolescence of the software environments in which our products operate could adversely affect our business, financial condition, and results of operations.
We cannot predict the impact that the decline of the use of checks, changes in consumer behavior facilitated by advances in technologies, and the development of check alternatives, or the plateau of the penetration of active mobile banking users may have on our business.
The use of checks has declined in recent years as a result of advances in technologies that have enabled the development of check alternatives like Zelle and Venmo, which have caused certain changes in consumer behavior. Though we are developing and offering new technologies, many of our current product offerings center around solutions involving the use of checks by banking customers. As check alternatives become more widely accepted by consumers, the use of checks could continue to decline, which could have a negative effect on our business. In addition, as the mobile banking market matures, the growth of active mobile banking users is slowing, which may negatively impact our ability to grow our business, which therefore could adversely affect our financial condition and results of operations.
Claims that our products infringe upon the rights, or have otherwise utilized proprietary information, of third parties may give rise to costly litigation against us or our customers who we may be obligated to indemnify, and we could be prevented from selling those products, required to pay damages, and obligated to defend against litigation or indemnify our customers.
In the past, third parties have brought claims against us and against our customers who use our products asserting that certain technologies incorporated into our products infringe on their intellectual property rights. Although we have resolved past claims against us that we have infringed on third-party patents, there can be no assurance that we will not receive additional claims against us asserting that our products infringe on the intellectual property rights of third parties or that our products otherwise utilize such third parties’ proprietary information.
Since 2018, United Services Automobile Association (“USAA”) has filed suit against various parties alleging patent infringement concerning four USAA-owned patents related to mobile deposits, including Wells Fargo Bank, N.A. (“Wells Fargo”) and PNC Bank. While these lawsuits do not name the Company as a defendant, given (among other factors) the Company’s prior history of litigation with USAA and the continued use of the Company’s products by its customers, on November 1, 2019, the Company filed a complaint in the U.S. District Court for the Northern District of California seeking declaratory judgment that its products do not infringe certain patents held by USAA (collectively, the “Subject Patents”). On January 15, 2020, USAA filed motions requesting the dismissal of the declaratory judgement of the Subject Patents and transfer of the case to the Eastern District of Texas, both of which the Company opposed. On April 21, 2020, the Court in the Northern District of California transferred the Company’s declaratory judgement action to the Eastern District of Texas and did not rule on USAA’s motion to dismiss. On April 28, 2021, the Court in the Eastern District of Texas granted USAA’s motion to dismiss the Company’s declaratory judgment action on jurisdictional grounds. The Court’s ruling did not address the merits of the Company’s claim of non-infringement. The Company appealed the ruling on the motion to dismiss and the decision to transfer the declaratory judgment action from California to Texas to the U.S. Court of Appeals for the Federal Circuit. The Federal Circuit heard oral argument on the Company’s appeal on April 4, 2022 and on May 20 2022, issued an opinion vacating and remanding the district court’s order granting USAA’s motion to dismiss. On August 1, 2022, the parties submitted additional briefing to the district court in light of Federal Circuit’s opinion. The court held another hearing on USAA’s motion to dismiss the Company’s declaratory judgment action on jurisdictional grounds, and once again granted USAA’s motion to dismiss on February 23, 2023. The Company timely filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. The appeal is fully briefed, and the Company is awaiting oral argument. The Company continues to believe that its products do not infringe the Subject Patents and will vigorously defend the right of its end-users to use its technology.
On July 29, 2022, USAA filed another patent infringement lawsuit against Truist Bank (“Truist”) in the Eastern District of Texas. The lawsuit alleges infringement of the ’090 Patent, the ’432 Patent, and the U.S. Patent No. 11,182,753 (“the ’753 Patent”). The Company was not named as a defendant or mentioned in connection with any alleged infringement. On October 5, 2022, Truist’s integration partner, NCR Corporation, sent an indemnification demand to the Company requesting indemnification from all claims related to the lawsuit. For the same reasons discussed above in connection with the PNC Lawsuits, the Company does not believe it is obligated to indemnify NCR Corporation or end-users of NCR Corporation resulting from the patent infringement allegations by USAA. On October 7, 2022, Truist filed a motion to transfer venue to the Western District of North Carolina. The motion was denied on April 8, 2023. On December 30, 2022, Truist filed a motion for leave to file counterclaims against USAA alleging patent infringement of U.S. Patent Nos. 7,336,813; 7,519,214; 8,136,721; and 9,760,797, which was granted on April 8, 2023. On March 13,

2023, USAA moved for leave to file a First Amended Complaint, adding an additional allegation of patent infringement of U.S. Patent No. 11,544,944 (“the ’944 Patent”). On April 4, 2023, Truist sent another indemnification demand to the Company requesting indemnification related to the lawsuit. On May 3, 2023, USAA moved for leave to file a Second Amended Complaint, adding an additional allegation of patent infringement of U.S. Patent No. 11,625,770 (“the ’770 Patent”). On May 30, 2023, Truist sent another indemnification demand to the Company requesting indemnification related to the Second Amended Complaint. On October 6, 2023, the parties filed a Notice of Settlement and Joint Motion and Stipulation of Dismissal. All claims and causes of action between the parties were dismissed with prejudice on October 10, 2023 in view of the settlement.
Furthermore, we may initiate other claims or litigation against parties for infringement of our intellectual property rights or to establish the validity of our intellectual property rights. Litigation, either as plaintiff or defendant, could result in significant expense to us, whether or not such litigation is resolved in our favor. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations.
If the patents we own or license, or our other intellectual property rights, do not adequately protect our technologies, brands or other intellectual property, we may lose market share to our competitors and be unable to operate our business profitably.
Our success depends significantly on our ability to protect our rights to the technologies used in our products, including Mobile Deposit®. We rely on trademark, trade secret, copyright, and patent law, as well as a combination of non-disclosure, confidentiality, and other contractual arrangements to protect our technology and rights in and to our intellectual property. However, these legal protections afford limited protection and may not adequately protect our rights or permit us to gain or maintain any competitive advantage.
In addition, we cannot be assured that any of our pending patent applications will result in the issuance of a patent. The Patent and Trademark Office (“PTO”) may deny or require significant narrowing of claims in our pending patent applications, and patents issued as a result of the pending patent applications, if any, may not provide us with significant commercial protection or may not be issued in a form that is advantageous to us. We could also incur substantial costs in proceedings before the PTO. Our issued and licensed patents and those that may be issued or licensed in the future may expire or may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing technologies related to ours. Additionally, upon expiration of our issued or licensed patents, we may lose some of our rights to exclude others from making, using, selling or importing products using the technology based on the expired patents.
We also must rely on contractual provisions with the third parties that license technology to us and that obligate these third parties to protect our rights in the technology licensed to us. There is no guarantee that these third parties would be successful in attempting to protect our rights in any such licensed technology. There is no assurance that competitors will not be able to design around our patents or other intellectual property or any intellectual property or technology licensed to us.
We also rely on unpatented proprietary technology. We cannot assert that we can meaningfully protect all our rights in our unpatented proprietary technology or that others will not independently develop substantially equivalent proprietary technology or otherwise gain access to our unpatented proprietary technology. We seek to protect our know-how and other unpatented proprietary technology with confidentiality agreements and intellectual property assignment agreements with our employees, consultants, partners, and customers. However, such agreements may not be enforceable or may not provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements or in the event that our competitors discover or independently develop similar or identical designs or other proprietary information.
In addition, we rely on the use of registered and unregistered common law trademarks with respect to the brand names of some of our products. Common law trademarks provide less protection than registered trademarks. Loss of rights in or infringement of our trademarks could adversely affect our business, financial condition, and results of operations.
Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. If we cannot adequately protect our intellectual property rights in these foreign countries, our competitors may be able to compete more effectively against us, which could adversely affect our competitive position, as well as our business, financial condition, and results of operations.
We face competition from several companies that may have greater resources than we do, which could result in price reductions, reduced margins, or loss of market share.
We compete against numerous companies in the mobile imaging software market. Competition in this market may increase as a result of a number of factors, such as the entrance of new or larger competitors or alternative technologies. These competitors may have greater financial, technical, marketing and public relations resources, larger client bases, and greater brand or name recognition. These competitors could, among other things:
•announce new products or technologies that have the potential to replace our existing product offerings;
•force us to charge lower prices; or
•adversely affect our relationships with current clients.

We may be unable to compete successfully against our current and potential competitors and if we lose business to our competitors or are forced to lower our prices, our revenue, operating margins, and market share could decline. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products or services, we may need to lower prices or offer other favorable terms in order to compete successfully. For these and other reasons, in the future we may choose to make changes to our pricing practices. Such changes could materially and adversely affect our margins, and our revenues may be negatively affected if our competitors are able to recapture or gain market share.
We must continue to engage in extensive research and development in order to remain competitive.
Our ability to compete effectively depends upon our ability to meet changing market conditions and develop enhancements to our products on a timely basis in order to maintain our competitive advantage. The markets for products incorporating mobile imaging and voice software technology and products are characterized by rapid advancements in technology and changes in user preferences. Our continued growth will ultimately depend upon our ability to develop additional technologies and attract strategic alliances for related or separate products. There can be no assurance that we will be successful in developing and marketing product enhancements and additional technologies, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that our new products and product enhancements will adequately meet the requirements of the marketplace, will be of acceptable quality, or will achieve market acceptance.
Defects or malfunctions in our products could hurt our reputation, sales and profitability.
Our business and the level of customer acceptance of our products depend upon the continuous, effective, and reliable operation of our products. Our products are extremely complex and are continually being modified and improved, and as such may contain undetected defects or errors when first introduced or as new versions are released. To the extent that defects or errors cause our products to malfunction and our customers’ use of our products is interrupted, our reputation could suffer and our revenue could decline or be delayed while such defects are remedied. We may also be subject to liability for the defects and malfunctions of third-party technology partners and others with whom our products and services are integrated. In addition, our products are typically intended for use in applications that are critical to a customer’s business. As a result, we believe that our customers and potential customers have a greater sensitivity to product defects than the market for software products in general. There can be no assurance that, despite our testing, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of revenues or delay in market acceptance, diversion of development resources, damage to our reputation, adverse litigation, or increased service and warranty costs, any of which would have a material adverse effect upon our business, operating results, and financial condition.
Our lengthy sales cycles and the difficulty in predicting timing of sales or delays may impair our operating results.
The long sales cycle and the implementation cycles for our software and services may cause operating results to vary significantly from period to period. The sales cycle for our products can be six months or more and varies substantially from customer to customer. Because we sell complex and deeply integrated solutions, the sale of our software and services may require a significant commitment of capital and other resources and it can take many months of customer education to secure sales and implement our product. Since our potential customers may evaluate our products before, if ever, executing definitive agreements, we may incur substantial expenses and spend significant management and legal effort in connection with a potential customer.
Our historical order flow patterns, which we expect to continue, have caused forecasting difficulties for us. If we do not meet our forecasts or analysts’ forecasts for us, the price of our common stock may decline.
Historically, a significant portion of our sales have resulted from orders during the last few weeks of the quarter from orders received in the final month of the applicable quarter. We do, however, base our expense levels, in significant part, on our expectations of future revenue. As a result, we expect our expense levels to be relatively fixed in the short term. Any concentration of sales at the end of the quarter may limit our ability to plan or adjust operating expenses. Therefore, if anticipated orders in any quarter do not occur or are delayed, expenditure levels could be disproportionately high as a percentage of sales, and our operating results for that quarter would be adversely affected. As a result, we believe that period-to-period comparisons of our results of operations are not and will not necessarily be meaningful, and an investor should not rely upon them as an indication of future performance. If our operating results for a quarter are below the expectations of public market analysts and investors, it could have a material adverse effect on the price of our common stock.
Entry into new lines of business, and our offering of new products and services may result in exposure to new risks.
New lines of business, products or services could have a significant impact on the effectiveness of our system of internal controls and could reduce our revenues and potentially generate losses. New products and services, or entrance into new markets, may require substantial time, resources and capital, and profitability targets may not be achieved. Entry into new markets entails inherent risks associated with our inexperience, which may result in costly decisions that could harm our profit and operating results. There are material inherent risks and uncertainties associated with offering new products, and services, especially when new markets are not fully developed or when the laws and regulations regarding a new product are not mature. Factors outside of our control, such as developing laws and regulations, regulatory orders, competitive product offerings and changes in commercial and consumer demand for products or services may also materially impact the successful implementation of new products or services. Failure to manage these risks, or failure of any product or service offerings to be successful and profitable, could have a material adverse effect on our financial condition and results of operations.
Adverse economic conditions or reduced spending on information technology solutions may adversely impact our revenue and profitability.
Unpredictable and unstable changes in macroeconomic conditions both domestically and internationally, including a recession, inflation, changes in interest rates, changes to government policies, or other adverse market changes, may adversely affect our general business strategy. Any general weakening of, and related declining corporate confidence in, the global economy or the curtailment in corporate spending could cause current or potential customers to reduce or eliminate their information technology budgets and spending, which could cause customers to delay, decrease or cancel purchases of our products and services; cause customers not to pay us; or to delay payment for previously purchased products and services. In particular an economic downturn affecting small and medium sized businesses could significantly affect our business as many of our existing and target customers are in the small and medium sized business sector and these businesses are more likely to be significantly affected by economic downturns than larger, more established businesses. Additionally, these customers often have limited discretionary funds, which they may choose to spend on items other than our products and services, causing our revenue to decline.
We may need to raise additional capital to fund continuing operations and an inability to raise the necessary capital or the inability to do so on acceptable terms could threaten the success of our business.
We currently anticipate that our available capital resources and operating cash flows will be sufficient to meet our expected working capital and capital expenditure requirements for at least the next 12 months and the foreseeable future. However, such resources may not be sufficient to fund the long-term growth of our business. If we determine that it is necessary to raise additional funds, we may choose to do so through public or private equity or debt financings, a bank line of credit, strategic collaborations, licensing, or other arrangements. We cannot be sure that any additional funding, if needed, will be available on terms favorable to us, if at all. Furthermore, any additional equity or equity-related financing may be dilutive to our stockholders, new equity securities may have rights, preferences or privileges senior to those of existing holders of our shares of common stock, and debt or equity financing, if available, may subject us to restrictive covenants and significant interest costs. If we obtain funding through a strategic collaboration or licensing arrangement, we may be required to relinquish our rights to certain of our technologies, products or marketing territories. If we are unable to obtain the financing necessary to support our operations, we may be required to defer, reduce or eliminate certain planned expenditures or significantly curtail our operations.
We expect to incur additional expenses related to the integration of ID R&D, Inc. and HooYu Ltd.
In May 2021, Mitek acquired ID R&D, Inc., an award-winning provider of AI-based voice and face biometrics and liveness detection, and in March 2022, we acquired HooYu Ltd., a leading KYC technology provider in the United Kingdom. We expect to incur additional expenses in connection with the integration of the business, policies, procedures, operations, technologies, and systems of ID R&D and HooYu Ltd. There are a number of systems and functions that are being integrated into our larger organization, including, but not limited to, management information, accounting and finance, billing, payroll and benefits, and regulatory compliance. In addition, the acquisitions of non-public entities such as ID R&D and HooYu, are particularly challenging because their prior practices may not meet the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) and/or accounting principles generally accepted in the U.S. (“GAAP”). While we have assumed that a certain level of expenses would be incurred to integrate this business, there are a number of factors beyond our control that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time.
We may be unable to successfully integrate our business with the respective businesses of ID R&D and HooYu or future acquisitions and realize the anticipated benefits of the acquisitions.
As part of our operating history and growth strategy, we have acquired other businesses, such as ID R&D and HooYu, and in the future, we may continue to seek to acquire other businesses. We can provide no assurance that we will be able to identify and acquire targeted businesses or obtain financing for such acquisitions on satisfactory terms. The process of integrating acquired businesses into our operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. If integration of our acquired businesses is not successful, we may not realize the potential benefits of an acquisition or suffer other adverse effects.
Our management continues to devote significant attention and resources to integrating our business practices and operations with that of ID R&D and HooYu. In particular, the acquisitions of ID R&D and HooYu involved the combination of companies that previously operated independently in different countries. Potential difficulties we may encounter as part of the integration process include, but are not limited to, the following:
•complexities associated with managing our business and the respective businesses of ID R&D and HooYu following the completion of the acquisition, including the challenge of integrating complex systems, technology, networks, and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees, and other constituencies;

•integrating the workforces of the companies while maintaining focus on providing consistent, high quality customer service; and
•potential unknown liabilities and unforeseen increased expenses or delays associated with the acquisitions, including costs to integrate the companies that may exceed anticipated costs.
Any of the potential difficulties listed above could adversely affect our ability to maintain relationships with customers, suppliers, employees, and other constituencies or our ability to achieve the anticipated benefits of the acquisitions or otherwise adversely affect our business and financial results.
Our actual financial and operating results following the acquisitions of ID R&D and HooYu could differ materially from any expectations or guidance provided by us concerning our future financial and operating results.
The combined company resulting from the acquisitions of ID R&D and HooYu may not perform as we or the market expects. Expectations regarding each of ID R&D’s and HooYu’s impact on our financial and operating results are subject to numerous assumptions, including assumptions derived from our diligence efforts concerning the status of and prospects for the businesses of ID R&D and HooYu, respectively, and assumptions relating to the near-term prospects for our industry generally and the market for the products of ID R&D and HooYu in particular. Additional assumptions that we have made relate to numerous matters, including, without limitation, the following:
•projections of future revenues;
•anticipated financial performance of products and products currently in development;
•our expected capital structure after the acquisitions, including after the distribution of any earnout shares that may (under certain circumstances) become payable to the former shareholders of ID R&D;
•our ability to maintain, develop and deepen relationships with the respective customers of ID R&D and HooYu; and
•other financial and strategic risks of the acquisitions.
We cannot provide any assurances with respect to the accuracy of our assumptions, including our assumptions with respect to future revenues or revenue growth rates, if any, of ID R&D or HooYu. Risks and uncertainties that could cause our actual results to differ materially from currently anticipated results include, but are not limited to, risks relating to our ability to realize incremental revenues from the acquisitions in the amounts that we currently anticipate; risks relating to the willingness of customers and other partners of ID R&D or HooYu to continue to conduct business with the combined company; and numerous risks and uncertainties that affect our industry generally and the markets for our products and those of each of ID R&D and HooYu. Any failure to realize the financial benefits we currently anticipate from the acquisitions would have a material adverse impact on our future operating results and financial condition and could materially and adversely affect the trading price or trading volume of our common stock.
Our annual and quarterly results have fluctuated greatly in the past and will likely continue to do so, which may cause substantial fluctuations in our common stock price.
Our annual and quarterly operating results have in the past, and may in the future, fluctuate significantly depending on factors including the timing of customer projects and purchase orders, new product announcements and releases by us and other companies, gain or loss of significant customers, price discounting of our products, the timing of expenditures, customer product delivery requirements, the availability and cost of components or labor, and economic conditions, both generally and in the information technology market. Revenues related to our licenses for mobile imaging software products are required to be recognized upon satisfaction of all applicable revenue recognition criteria. The recognition of future revenues from these licenses is dependent on a number of factors, including, but not limited to, the terms of our license agreements, the timing of implementation of our products by our channel partners and customers and the timing of any re-orders of additional licenses and/or license renewals by our channel partners and customers. Any unfavorable change in these or other factors could have a material adverse effect on our operating results for a particular quarter or year, which may cause downward pressure on our common stock price.
Historically, sales of licenses to our channel partners have comprised a significant part of our revenue. This is attributable to the timing of the purchase or renewal of licenses and does not represent a dependence on any single channel partner. If we were to lose a channel partner relationship, we do not believe such a loss would adversely affect our operations because either we or another channel partner could sell our products to the end-users that had purchased products from the channel partner we lost. However, in that case, we or another channel partner must establish a relationship with the end-users, which could take time to develop, if it develops at all.
We expect quarterly and annual fluctuations to continue for the foreseeable future. These fluctuations may result in volatility in our results of operations, have an adverse effect on the market price of our common stock, or both.
Due to our operations in non-U.S. markets, we are subject to certain risks that could adversely affect our business, results of operations or financial condition.
We generate revenue in markets outside of the U.S. The risks inherent in global operations include:

•lack of familiarity with, and unexpected changes in, foreign laws and legal standards, including employment laws, Artificial Intelligence, and privacy laws, which may vary widely across the countries in which we sell our products;
•increased expense to comply with U.S. laws that apply to foreign corporations, including the Foreign Corrupt Practices Act (the “FCPA”);
•compliance with, and potentially adverse tax consequences of foreign tax regimes;
•fluctuations in currency exchange rates, currency exchange controls, price controls, and limitations on repatriation of earnings;
•local economic conditions;
•increased expense related to localization of products and development of foreign language marketing and sales materials;
•longer accounts receivable payment cycles and difficulty in collecting accounts receivable in foreign countries;
•increased financial accounting and reporting burdens and complexities;
•restrictive employment regulations;
•difficulties and increased expense in implementing corporate policies and controls;
•international intellectual property laws, which may be more restrictive or may offer lower levels of protection than U.S. law;
•compliance with differing and changing local laws and regulations in multiple domestic and international jurisdictions, including Artificial Intelligence and data privacy laws, as well as compliance with U.S. laws and regulations where applicable in these jurisdictions; and
•limitations on our ability to enforce legal rights and remedies.
If we are unable to successfully manage these and other risks associated with managing and expanding our international business, the risks could have a material adverse effect on our business, results of operations, or financial condition. Further, operating in international markets requires significant management attention and financial resources. Due to the additional uncertainties and risks of doing business in foreign jurisdictions, international acquisitions tend to entail risks and require additional oversight and management attention that are typically not attendant to acquisitions made within the U.S. We cannot be certain that the investment and additional resources required to establish, acquire or integrate operations in other countries will produce desired levels of revenue or profitability.
Our international operations may increase our exposure to potential liability under anti-corruption, trade protection, tax, and other laws and regulations.
The FCPA and other anti-corruption laws and regulations (“Anti-Corruption Laws”) prohibit corrupt payments by our employees, vendors, or agents. From time to time, we may receive inquiries from authorities in the U.S. and elsewhere about our business activities outside of the U.S. and our compliance with Anti-Corruption Laws. While we have implemented policies, training, and internal controls designed to reduce the risk of corrupt payments, our employees, vendors, or agents may violate our policies. Our acquisitions of ID R&D, and HooYu may significantly increase our exposure to potential liability under Anti-Corruption Laws. ID R&D, and HooYu were not historically subject to the FCPA, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), or other laws, to which we are subject, and we may become subject to liability if in the past, ID R&D’s, and HooYu’s operations did not comply with such laws.
Our failure to comply with Anti-Corruption Laws could result in significant fines and penalties, criminal sanctions against us, our officers or our employees, prohibitions on the conduct of our business, and damage to our reputation. Operations outside of the U.S. may be affected by changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment.
The transfer of personal data from the European Union (“EU”) to the U.S. has become a significant area of potential operational and compliance risk. In 2023, the Data Privacy Framework was introduced as a new mechanism for companies to transfer data from EU member states, the United Kingdom, or Switzerland to the U.S after its predecessor, the Data Privacy Shield, was invalidated. The EU, the United Kingdom, and Switzerland also allow the use of Standard Contractual Clauses (SCCs), but some decisions have indicated that Compliance with new transfer frameworks require significant effort for companies to review and revise their procedures and current EU-U.S. data transfer agreements. NYOB and its founder Max Schrems, the parties responsible for initiating actions to invalidate the previous Frameworks, have indicated it will bring similar challenges against the Data Privacy Framework. Because of the legal challenges presented by these court and data protection authority decisions, there is continuing uncertainty regarding the legal basis for data transfers to the U.S., which could lead to interruption of such transfers. The complex nature and shifting laws related to EU/UK/Switzerland to U.S. data transfers could cause operational interruptions, liabilities and reputational harm. These and other requirements could increase the cost of compliance for us and our customers, restrict our and our customers’ ability to store and process data, negatively impact our ability to offer our solutions in certain locations and limit our customers’ ability to deploy our solutions globally. These consequences may be more significant in countries with legislation that requires data to remain localized “in country,” as this could require us or our customers to establish data storage in other jurisdictions or apply local operational processes that are difficult and costly to integrate with global processes.
If we fail to comply with such laws and regulations, we may be subject to significant fines, penalties or liabilities for noncompliance, thereby harming our business. For example, in 2016, the EU adopted the General Data Protection Regulation (“GDPR”), which establishes new requirements regarding the handling of personal data and which became effective in May 2018. Non-compliance with the GDPR may result in monetary penalties of up to 4% of worldwide revenue.
Due to our international operations, we are subject to certain foreign tax regulations. Such regulations may not be clear, not consistently applied, and subject to sudden change, particularly with regard to international transfer pricing. Our earnings could be reduced by the uncertain and changing nature of such tax regulations.
Fluctuations in foreign currency exchange and interest rates could adversely affect our results of operations.
Our business is generally conducted in U.S. dollars. However, we earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues and expenses into U.S. dollars at the average exchange rate during each reporting period, as well as assets and liabilities into U.S. dollars at exchange rates in effect at the end of each reporting period. The costs of operating in The United Kingdom, France, the Netherlands, Spain and other European markets are subject to the effects of exchange fluctuations of the Euro and British pound sterling against the U.S. dollar. Therefore, increases or decreases in the value of the U.S. dollar against other major currencies will affect our net revenues, net income (loss), and the value of balance sheet items denoted in foreign currencies, and can adversely affect our operating results.
An “ownership change” could limit our ability to utilize our net operating loss and tax credit carryforwards, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and tax credit carryforwards.
Federal and state tax laws impose restrictions on the utilization of net operating loss (“NOL”) and tax credit carryforwards in the event of an “ownership change” as defined by Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”). Generally, an “ownership change” occurs if the percentage of the value of the stock that is owned by one or more direct or indirect “five percent shareholders” increases by more than 50% over their lowest ownership percentage at any time during an applicable testing period (typically, three years). Under Section 382, if a corporation undergoes an “ownership change,” such corporation’s ability to use its pre-change NOL and tax credit carryforwards and other pre-change tax attributes to offset its post-change income may be limited. While no “ownership change” has resulted in annual limitations, future changes in our stock ownership, which may be outside of our control, may trigger an “ownership change.” In addition, future equity offerings or acquisitions that have equity as a component of the consideration could result in an “ownership change.” If an “ownership change” occurs in the future, utilization of our NOL and tax credit carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to us.
Our cash and cash equivalents could be adversely affected if the financial institutions at which we hold our cash and cash equivalents fail.
Our cash and cash equivalents that we use to satisfy our working capital and operating expense needs are held in accounts at various financial institutions. The balance held in deposit accounts often exceeds the Federal Deposit Insurance Corporation (“FDIC”) deposit insurance limit or similar government deposit insurance schemes. Our cash and cash equivalents could be adversely impacted, including the loss of uninsured deposits and other uninsured financial assets, if one or more of the financial institutions in which we hold our cash or cash equivalents fails or is subject to other adverse conditions in the financial or credit markets.
We maintain a significant amount our cash and cash equivalents in Silicon Valley Bank, a division of First Citizens Bank (“SVB”), and our deposits at this institution exceeds insured limits. In March 2023, SVB failed and the FDIC took control of SVB. The Federal Reserve subsequently announced that account holders would be made whole and we were able to access all of our cash held at SVB. There is no guarantee that the Federal Reserve Board, the U.S. Treasury Department and the FDIC will provide access to uninsured funds in the future in the event of the closure of any other banks or financial institutions in a timely fashion or at all. Any inability to access or delay in accessing these funds could adversely affect our business, financial position, and liquidity.
If we do not effectively diversify our bank deposits and investment portfolio, the value and liquidity of our investments may fluctuate substantially which could affect our access to capital and results of operations in a material way. Furthermore, our access to our cash and cash equivalents in amounts adequate to finance our operations could be significantly impaired if the financial institutions with which we have arrangements directly face liquidity constraints or failures. Investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our results of operations and liquidity.

Our business could be adversely affected in the event we default under our debt agreements.
In the event we default on any debt agreement, including those related to our convertible notes due 2026, our business, ability to make distributions, financial condition, results of operations and cash flows could be adversely affected. If we were unable to obtain a waiver of a default from the lenders or holders of that indebtedness, as applicable, those lenders or holders could accelerate repayment under that indebtedness. An acceleration could have a material adverse impact on our business, financial condition and results of operations.
Our ability to meet our payment obligations under our debt instruments depends on our ability to generate significant cash flows in the future. This, to some extent, is subject to market, economic, financial, competitive, legislative, and regulatory factors as well as other factors that are beyond our control. There can be no assurance that our business will generate cash flow from operations, or that additional capital will be available to us, in amounts sufficient to enable us to meet our debt payment obligations and to fund other liquidity needs.
Our revenues are dependent on our ability to maintain and expand existing customer relationships and our ability to attract new customers.
The continued growth of our revenues is dependent in part on our ability to expand the use of our solutions by existing customers and attract new customers. If we are unable to expand our customers’ use of our solutions, sell additional solutions to our customers, maintain our renewal rates for maintenance and subscription agreements and expand our customer base, our revenues may decline or fail to increase at historical growth rates, which could adversely affect our business and operating results. In addition, if we experience customer dissatisfaction with customers in the future, we may find it more difficult to increase use of our solutions within our existing customer base and it may be more difficult to attract new customers, or we may be required to grant credits or refunds, any of which could negatively impact our operating results and materially harm our business.
The loss of one or more of our key customers could slow our revenue growth or cause our revenues to decline.
A substantial portion of our total revenues in any given period may come from a relatively small number of customers. For the twelve months ended September 30, 2024, the Company derived revenue of $29.6 million from one customer, with such customer accounting for 17% of the Company’s total revenue. For the twelve months ended September 30, 2023, the Company derived revenue of $27.7 million from the same single customer, with such customer accounting for 16% of the Company's total revenue. For the twelve months ended September 30, 2022, the Company derived revenue of $25.0 million from the same single customer, with such customer accounting for 17% of the Company’s total revenue. We expect that we will continue to depend upon a relatively small number of customers for a significant portion of our total revenues for the foreseeable future. The loss of any of our significant customers or groups of customers for any reason, or a change of relationship with any of our key customers may cause a significant decrease in our total revenues. Additionally, mergers or consolidations among our customers could reduce the number of our customers and could adversely affect our revenues and sales. In particular, if our customers are acquired by entities that are not also our customers, that do not use our solutions or that have more favorable contract terms and choose to discontinue, reduce or change the terms of their use of our solutions, our business and operating results could be materially and adversely affected.
Risks Related to Privacy, Artificial Intelligence, and Cybersecurity
Evolving domestic and international data privacy and Artificial Intelligence laws and regulations may restrict our ability, and that of our customers, to solicit, collect, process, transfer, disclose and use personal information or may increase the costs of doing so, which could harm our business.
Federal, state and foreign governments and supervising authorities have enacted, and may in the future enact, laws and regulations concerning the solicitation, collection, processing, disclosure, transfer and use of personal information. Such laws and regulations require or may in the future require us or our customers to implement additional and revise existing privacy and security policies and practices; permit individuals to access, correct or delete personal information stored or maintained by us or our customers; inform individuals of security breaches that affect their personal information; and, in some cases, obtain consent to use certain personal information for certain purposes. Other proposed laws and regulations could, if enacted, impose additional requirements and prohibit the use of specific technologies, such as those that track individuals' activities on web pages or record when individuals click on a link contained in an email message and systems reliant on such technologies. Such laws and regulations could restrict our and our customers' ability to collect and use web browsing data and personal information, which may reduce our customers' demand for our solutions. The laws in this area are complex and developing rapidly.
In the United States, many states have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches. Laws in all states require businesses to provide notice to customers whose personal information has been disclosed as a result of a data breach. The laws are not identical, and compliance in the event of a widespread data breach is costly, as we must ensure our compliance with each individual state law. Further, states have continued adopting new laws or amending existing laws, requiring attention to frequently changing regulatory requirements. For example, California enacted the California Consumer Privacy Act (the “CCPA”) on June 28, 2018, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined) and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. The California Privacy Rights Act (the “CPRA”) revised and expanded the CCPA, adding additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It also created a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The CPRA was in full effect as of January 1, 2023. Similar laws passed in Virginia, Colorado, Connecticut, and Utah took effect in 2023. Additionally, Delaware, Indiana, Iowa, Montana, Oregon, Tennessee, Texas, Kentucky, Maryland, Minnesota, Nebraska, New Hampshire, New Jersey, and Rhode Island have adopted privacy laws, which take effect at different dates through 2026. Additional U.S. states have enacted, or are considering, similar data privacy laws. We cannot fully predict the impact of these state laws on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. We expect that new legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to confidential, sensitive and personal information than federal, international or other state laws, and such laws may differ from each other, which may complicate compliance efforts. In addition to the growing number of state-level privacy laws, the U.S. Congress has been actively considering a federal privacy law for some time which, if passed, would likely create a comprehensive national framework for data protection and privacy. This law could supersede many state privacy laws and establish uniform privacy protections across the country, addressing issues such as data security, artificial intelligence governance and consumer rights. The final form, timeline, and effective date of a potential U.S. federal privacy law is uncertain at this time.
Changing industry standards and industry self-regulation regarding the collection, use and disclosure of data may have similar effects. Existing and future privacy and data protection laws and increasing sensitivity of consumers to unauthorized disclosures and use of personal information may also negatively affect the public's perception of our customers' sales practices. If our solutions are perceived to cause, or are otherwise unfavorably associated with, insecurity of personal information, whether or not illegal, we or our customers may be subject to public criticism. Public concerns regarding data collection, privacy and security may also cause some consumers to be less likely to visit our customers' websites or otherwise interact with our customers, which could limit the demand for our solutions and inhibit the growth of our business. Any failure on our part to comply with applicable privacy and data protection laws, regulations, policies and standards or any inability to adequately address privacy or security concerns associated with our solutions, even if unfounded, could subject us to liability, damage our reputation, impair our sales and harm our business. Furthermore, the costs to our customers of compliance with, and other burdens imposed by, such laws, regulations, policies and standards may limit adoption of and demand for our solutions.
Recent and proposed laws regarding the use of facial recognition technology and the processing of biometric data could increase compliance costs or otherwise make it harder for us to conduct our business, require us to change our business practices, lead to regulatory investigations or actions, and have a material adverse effect on demand for certain of our products.
Some of our solutions require the storage and transmission of proprietary and confidential information of our clients and their employees, including biometric data. Several jurisdictions have imposed legal and compliance requirements on biometric data that are more stringent than requirements on other classifications of personal data. For example, under GDPR, biometric data is considered “sensitive data” which requires special attention and technical and organizational measures to protect the biometric data against breaches of confidentiality, integrity, and availability. The processing of biometric data for such purposes is prohibited unless one of a very limited and specific set of conditions is satisfied (such as explicit consent of the data subject). Effective compliance in this area (including in the context of use of certain of our products) can be highly challenging, and we are reliant on our customers to ensure that such a condition is satisfied when they use our products to identify someone. We may be unable to provide certain of our products in certain jurisdictions, in particular in Europe where provision of such technologies in compliance with the GDPR is highly challenging.
Similarly, in the United States., the Illinois Biometric Information Privacy Act (“BIPA”) regulates the collection, use, safeguarding, and storage of biometric identifiers and information, requires informed consent before collection, imposes fines for non-compliance, and grants residents a private right of action over improper collection and mishandling of biometric data. BIPA provides for substantial penalties and statutory damages and have generated significant class action activity; the cost of litigating and settling any claims that we have violated the BIPA or similar laws could be significant. Several other states have passed or are considering passing similar laws, such as the Texas Collection and Use of Biometric Information (“CUBI”) Act and the Washington Biometric Data Act. Similarly, Québec's Act respecting the protection of personal data in the private sector (“Law 25” formerly known as “Bill 64”) introduces substantial changes to the privacy landscape in Quebec, enhancing protection for personal data and introducing new obligations for transparency and accountability in data processing activities, including those involving biometric data.
Our business and operations are subject to a variety of regulatory requirements in the countries in which we operate or in which we offer our solutions, including, among other things, with respect to artificial intelligence (“AI”) and machine-learning (“ML”) technologies that may be difficult and expensive to comply with and that could negatively impact our business.

AI, automated decision making, and ML technologies are increasingly subject to regulatory scrutiny and oversight, for example, under the comprehensive legal framework governing the use of artificial intelligence adopted by the European Parliament in the European Union (the “EU AI Act”). The EU AI Act imposes onerous obligations related to the development, deployment and use of AI/ML-related systems. In particular, the EU AI Act is likely to designate certain AI technologies, including technologies used in an employment-related context (such as in relation to recruitment, placement of targeted job advertisements, and decision-making concerning promotion, termination and task allocation), as ‘high risk’ and subject to numerous onerous compliance obligations, including various transparency, conformity and risk assessment, monitoring and human oversight requirements. As our products and services develop, they mall fall within one or more of these categories. Under the EU AI Act, non-compliant companies may be subject to administrative fines of up to 35 million Euros or 7% of a company’s total worldwide annual turnover for the preceding financial year, whichever is the higher. The EU AI Act has a phased implementation process and is likely to be fully effective by Spring 2026. Moreover, in the United Kingdom, the government has confirmed its position that existing regulators are to implement certain specific principles (safety, security and robustness; transparency and explainability; fairness; accountability and governance; contestability and redress), within those regulators’ existing remits, to guide and inform the responsible development and use of AI/ML within their relevant sectors / competences. Additionally, several United States jurisdictions have enacted measures related to the use of AI in products and services for their potentially discriminatory effects. For example, New York City passed a law to regulate the use of automated employment decision tools by employers and employment agencies. Certain of these laws may be materially unfavorable to our interests and/or inconsistent with our existing operations, policies, practices or plans (or may be interpreted as such). We expect other jurisdictions will adopt similar laws.
Additionally, certain privacy laws extend rights to consumers (such as the right to delete certain personal data) and regulate automated decision making, which may be incompatible with our use of AI (including generative AI) and ML technologies in our products and services. These obligations may make it harder for us to conduct our business using AI/ML, lead to regulatory fines or penalties, require us to change our business practices, retrain our AI/ML, or prevent or limit our use of AI/ML. For example, the FTC has required other companies to turn over (or disgorge) valuable insights or trainings generated through the use of AI/ML where they allege the company has violated privacy and consumer protection laws. If we cannot use AI/ML or that use is restricted, our business may be less efficient, or we may be at a competitive disadvantage.
Moreover, AI/ML models may create flawed, incomplete, or inaccurate outputs, some of which may appear correct. This may happen if the inputs that the model relied on were inaccurate, incomplete or flawed (including if a bad actor “poisons” the AI/ML with bad inputs or logic), or if the logic of the AI/ML is flawed (a so-called “hallucination”). We may use AI/ML outputs to make certain decisions. Due to these potential inaccuracies or flaws, the model could be biased and could lead us to make decisions that could bias certain individuals (or classes of individuals), and adversely impact their rights, employment, and ability to obtain certain pricing, products, services, or benefits.
Furthermore, any sensitive information (including confidential, competitive, proprietary, or personal data) that we input into a third-party generative AI/machine learning platform could be leaked or disclosed to others, including if sensitive information is used to train the third party’s AI/machine learning model. Additionally, where such a model ingests personal data and makes connections using such data, those technologies may reveal other personal or sensitive information generated by the model.
Given that AI, automated decision making and ML technologies are core to our business, any increased regulation over these technologies, including the EU AI Act, could make it harder for us to conduct our business, significantly complicate our compliance efforts, increase legal risk and compliance costs for us, the third parties upon whom we rely, and our customers, increase our cost of doing business, impede or prevent our growth plans (including into Europe), require us to change our business operations at significant cost (such as retaining or rebuilding our AI/ML models), and reduce demand for our products.
While we endeavor to implement policies, procedures, and systems designed to achieve compliance with these regulatory requirements, we cannot assure you that these policies, procedures, or systems will be adequate or that we or our personnel will not violate these policies and procedures or applicable laws and regulations. Violations of these laws or regulations may harm our reputation and deter government agencies and other existing or potential customers or partners from purchasing our solutions. Furthermore, non-compliance with applicable laws or regulations could result in fines, damages, criminal sanctions against us, our officers, or our employees, restrictions on the conduct of our business, and damage to our reputation.
Security breaches or cyberattacks could expose us to significant liability, cause our business and reputation to suffer and harm our competitive position.
We rely on information technology networks and systems, some of which are owned and operated by third parties, to collect, process, transmit, and store electronic information on behalf of our customers. We also depend on our information technology infrastructure for a variety of functions, including worldwide financial reporting, procurement, invoicing, and email communications. These systems are susceptible to outages due hacking and cyberattacks.
We have implemented security measures and controls intended to protect our information technology infrastructure, data centers and other systems and data against cyber-attacks. Despite our implementation of security measures and controls, our systems and those of third parties upon whom we rely are vulnerable to attack from numerous threat actors, including sophisticated nation-state and nation-state-supported actors. Threat actors have and may in the future be able to compromise our security measures or otherwise exploit vulnerabilities in our systems, including vulnerabilities that may have been introduced through the actions of our employees or contractors or defects in the design or manufacture of our products and systems or the products and systems that we procure from third parties. Our systems, and those of our third-party providers, have and could in the future become subject to cyber-attacks, including using computer viruses, credential harvesting, dedicated denial of services attacks, malware, social engineering, and other means for obtaining unauthorized access to, or disrupting the operation of, our systems and those of our third-party providers.
In addition, threat actors are also increasingly using tools and techniques that circumvent controls, evade detection, and remove forensic evidence, which means that we and others may be unable to anticipate, detect, deflect, contain or recover from cyberattacks in a timely or effective manner. As AI capabilities improve and are increasingly adopted, we may see cyberattacks created through AI. These attacks could be crafted with an AI tool to directly attack IT systems with increased speed and/or efficiency than a human threat actor or create more effective phishing emails. Our network and storage applications, as well as those of our customers, business partners, and third-party providers, may be subject to unauthorized access by hackers or breached due to operator error, malfeasance or other system disruptions.
The number and scale of cyberattacks have continued to increase and the methods and techniques used by threat actors, including sophisticated “supply-chain” attacks, continue to evolve at a rapid pace. As a result, we may be unable to identify current attacks, anticipate future attacks or implement adequate security measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on our systems, our products, the proprietary data contained therein, our customers and ultimately, our business. Cyberattacks on our systems and “supply-chain” attacks on systems of third parties upon whom we rely, and any related operational disruptions, unauthorized access, or misappropriation of information (including personally identifiable information or personal data), could create costly litigation, significant financial liability, and a loss of confidence in our ability to serve customers and cause current or potential customers to choose another provider, all of which could have a material adverse effect on our business, financial condition, reputation, and results of operations.
Risks Related to Investing in Our Common Stock
A potential proxy contest for the election of directors at our annual meeting could result in potential operational disruption, divert our resources, and could potentially result in adverse consequences under certain of our agreements.
Our investors may launch a proxy contest to nominate director candidates for election to the Board at our annual meeting of stockholders. A proxy contest would require us to incur significant legal fees and proxy solicitation expenses and could result in potential operational disruption, including that the investor-nominated directors (if elected) may have a business agenda for our company that is different than the strategic and operational plans of the existing Board, which agenda may adversely affect our stockholders. Further, any perceived uncertainties as to our future direction and control could result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results and create increased volatility in our stock price.
Further, a change in a majority of the Board may, under certain circumstances, result in a change of control under certain employment agreements we have with our executive management and our equity plans and award agreements, and any equity based awards issued thereunder. Pursuant to the agreements and awards, certain payments and vesting provisions may be triggered following a change of control, conditioned upon a qualifying termination that occurs within 12 months of any such change of control.
Our third amended and restated bylaws provide that a state or federal court located within in the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our third amended and restated bylaws provide that, unless we consent to an alternative forum, a state or federal court located within the state of Delaware will be the sole and exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee to us or our stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (d) any action asserting a claim governed by the internal affairs doctrine. Our Bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to this choice of forum provision. The foregoing choice of forum provision is not intended to apply to any actions brought under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. However, our Bylaws do not relieve us of our duties to comply with federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
This choice of forum provision in our Bylaws may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. In addition, stockholders who do bring a claim in the state or federal courts in the State of Delaware could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. Furthermore, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provision in our Bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.
We may not be able to maintain our listing on The Nasdaq Stock Market LLC (“Nasdaq”), or trading on the Nasdaq Capital Market may otherwise be halted or suspended, which may negatively impact the price of our common stock. If our common stock is delisted from Nasdaq, our business, financial condition, results of operations and share price could be adversely affected, and the liquidity of our common stock could be impaired.
We have in the past and may in the future fail to comply with the Nasdaq listing requirements, including the continued listing requirement to timely file all required periodic financial reports with the SEC. For example, on August 11, 2022, we were notified by Nasdaq that we were not in compliance with Nasdaq Listing Rule 5250(c)(1), which requires that a listed company timely file all required periodic financial reports with the SEC as a result of our failure to file our Quarterly Report on Form 10-Q for the period ended June 30, 2022. We have received similar deficiency letters from Nasdaq over the past couple years as the Company was responding to various accounting matters, as previously disclosed. If our common stock ceases to be listed for trading on Nasdaq for any reason, it may harm our stock price, increase the volatility of our stock price, decrease the level of trading activity and make it more difficult for investors to buy or sell shares of our common stock. Our failure to maintain listing on Nasdaq may constitute an event of default under our outstanding indebtedness, including our convertible notes due 2026, and any future indebtedness, which would accelerate the maturity date of such debt or trigger other obligations. In addition, certain institutional investors that are not permitted to own securities of non-listed companies may be required to sell their shares adversely affecting the market price of our common stock. If we are not listed on Nasdaq, we will be limited in our ability to raise additional capital we may need.
While we have regained compliance with Nasdaq, if our common stock ceases to be listed for trading on Nasdaq, we expect that our common stock would be traded on the over-the-counter market, and that the value and liquidity of our stockholders’ investments would be materially impacted.
Risks Related to Regulation and Compliance
We have identified material weaknesses in our internal control over financial reporting, and if our remediation of such material weaknesses is not effective, or if we fail to develop and maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.
In the course of preparing our financial statements for fiscal 2023 and 2022, we identified material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. See Part II, Item 9A “Controls and Procedures” for additional information about these material weaknesses and our remediation efforts.
If we are unable to further implement and maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately, and to prepare financial statements within required time periods could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price. If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources. Furthermore, we cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods.
Any failure to implement and maintain effective internal control over financial reporting could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports that are filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

General Risk Factors
If we are unable to retain and recruit qualified personnel, or if any of our key executives or key employees discontinues his or her employment with us, it may have a material adverse effect on our business.
We are highly dependent on the key members of our management team and other key technical personnel. If we were to lose the services of one or more of our key personnel, or if we fail to attract and retain additional qualified personnel, it could materially and adversely affect our business. Furthermore, recruiting and retaining qualified highly skilled engineers involved in the ongoing development required to refine our technologies and introduce future products is critical to our success. We may be unable to attract, assimilate, and retain qualified personnel on acceptable terms given the competition within the high technology industry. We do not have any employment agreements providing for a specific term of employment with any member of our senior management. We do not maintain “key man” insurance policies on any of our officers or employees. We have granted and plan to grant restricted stock units or other forms of equity awards as a method of attracting and retaining employees, motivating performance and aligning the interests of employees with those of our stockholders. As of September 30, 2024, we had 4,671,484 shares of common stock available for issuance pursuant to future grants of equity awards under our existing equity compensation plans, which may limit our ability to provide equity incentive awards to existing and future employees. If we are unable to adopt, implement and maintain equity compensation arrangements that provide sufficient incentives, we may be unable to retain our existing employees and attract additional qualified candidates. If we are unable to retain our existing employees, including qualified technical personnel, and attract additional qualified candidates, our business and results of operations could be adversely affected.
Legislation and governmental regulations enacted in the U.S. and other countries that apply to us or to our customers may require us to change our current products and services and/or result in additional expenses, which could adversely affect our business and results of operations.
Legislation and governmental regulations including changes in legislation and governmental regulations impacting financial institutions, insurance companies, and mobile device companies, affect how our business is conducted. Globally, legislation and governmental regulations also influence our current and prospective customers’ activities, as well as their expectations and needs in relation to our products and services. Compliance with these laws and regulations may be onerous and expensive, and may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance. Any such increase in costs as a result of changes in these laws and regulations or in their interpretation could individually or in the aggregate make our products and services less attractive to our customers, delay the introduction of new products in one or more regions, cause us to change or limit our business practices or affect our financial condition and operating results.
Natural disasters or other catastrophic events may disrupt our business.
Our business operations are subject to interruption by natural disasters and other catastrophic events, such as fire, floods, earthquakes, climate change, power loss, telecommunications failure, cyberattack, war or terrorist attack, or epidemic or pandemic. To the extent such events impact our facilities or off-premises infrastructure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our software development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

ITEM 1B.    UNRESOLVED STAFF COMMENTS.
None.

ITEM  1C.    CYBERSECURITY.
Risk management and strategy
Protecting our business information, intellectual property, customer and employee data, and technology systems is crucial for our business continuity, regulatory compliance, and stakeholder trust. We have established processes to assess, identify, and manage significant risks from cybersecurity threats as part of our broader enterprise-wide risk management system and processes, which is overseen by our Board. Our cybersecurity policies, standards, processes, and practices are part of our information security management program, which is aligned to ISO 27001, an international standard to manage information security. ISO 27001 is published by the International Organization for Standardization (ISO), the world's largest developer of voluntary standards, and the International Electrotechnical Commission (IEC). Mitek uses guidance from standard bodies such as the NIST (Cyber Security Framework). Mitek also adheres to Service Organization Control (SOC2) security framework for securing customer data.
Our information technology cybersecurity team, with oversight from our Board, is tasked with monitoring cybersecurity and operational risks related to information security and system disruption. The Mitek cybersecurity team uses principles of Confidentiality, Integrity and Availability to design and implement information technology systems. The team employs measures designed to protect against, detect, and respond to cybersecurity threats, and has implemented processes and procedures aligned with our enterprise-wide risk management system. These include:

•Enterprise-wide security framework and cybersecurity standards;
•Cybersecurity awareness and training programs;
•Security assessments and monitoring:
•Restricted physical access to critical areas, servers and network equipment; and
•Cyber incident response, crisis management, business continuity and disaster recovery plans.
We assess and test our cybersecurity policies and practices on an annual basis. These efforts include tabletop exercises, vulnerability and penetration tests, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We also engage third parties to assess and test our cybersecurity measures.
We perform risk assessments on critical third-party service providers, software and other tools used in the Company’s operations that may have the potential to create cybersecurity threats to our business.
We have a documented incident response plan for identifying and responding to cybersecurity incidents that focuses on isolating, containing, mitigating, and eradicating the threat as quickly as possible. In the event of a cybersecurity incident, we will follow a documented incident escalation procedure.
Certain of our systems and those of our third-party service providers have experienced cybersecurity threats. Based on the information available as of the date of this Annual Report on Form 10-K, we are not aware of any risks from cybersecurity threats, including as a result of any cybersecurity incidents, which have materially affected us or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. Despite our security measures, however, there can be no assurance that we, or the third parties with which we interact, will not experience a cybersecurity incident in the future that will materially affect us. Additional information about cybersecurity risks we face is discussed in “Item 1A. Risk Factors,” which should be read in conjunction with the information above.
Governance
Risk assessment and oversight are an integral part of our governance and management processes. Our Board of Directors has ultimate oversight of the Company's risk management. Our Board receives regular presentations and reports on cybersecurity risks, prompt and timely information regarding cybersecurity incidents that meet specified thresholds, and updates on such incidents until they have been addressed.
Our management team, in coordination with our information technology department, is responsible for assessing and managing our material risks from cybersecurity threats and hiring appropriate personnel and third-party consultants to oversee the cybersecurity program. Our Head of IT has primary responsibility for our overall cybersecurity risk management program and supervises our cybersecurity personnel. Our Head of IT’s experience includes over 25 years of design, implementation and management of cyber-security & information technology programs at various levels and organizations.

ITEM  2.    PROPERTIES.
Our principal executive offices are located in approximately 7,500 square feet of office space in San Diego, California and the term of the lease continues through August 13, 2031.
Our other offices are located in Paris, France; Amsterdam, The Netherlands; New York, New York; Barcelona, Spain; Leeds, United Kingdom; and London, United Kingdom, each of which does not contain material lease obligations for us. We believe our existing properties are in good condition and are sufficient and suitable for the conduct of our business.

ITEM  3.    LEGAL PROCEEDINGS.
As previously disclosed, we restated our financial results for certain periods on October 27, 2022 and May 8, 2023. Following those restatements, the SEC opened an inquiry into our accounting practices and thereafter opened a formal investigation. We are cooperating with the ongoing investigation. The duration, scope, and outcome of this investigation are difficult to predict. At this time, we do not expect the outcome of this matter to have a material adverse effect on our consolidated results of operations, cash flows, or financial position.
For a description of legal proceedings, refer to Note 11 of the accompanying notes to Consolidated Financial Statements included in this Form 10-K, which is incorporated herein by reference.

ITEM  4.    MINE SAFETY DISCLOSURES.
Not applicable.

PART II

ITEM  5.    MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.
Common Stock
Our common stock, $0.001 par value, is traded on the Nasdaq Capital Market under the ticker symbol “MITK.” As of November 29, 2024, there were 216 stockholders of record of our common stock, although there are an undetermined number of beneficial owners.
Dividends
We have not historically paid any cash dividends on our common stock. We currently intend to retain earnings for use in our business and do not anticipate paying cash dividends in the foreseeable future. Any future payment of dividends would be dependent upon our financial condition, capital requirements, earnings and cash flow.
Unregistered Sales of Equity Securities During the Period
There were no unregistered sales of the Company’s equity securities during the fiscal year ended September 30, 2024.
Stock Performance Graph
The following information shall not be deemed to be “filed” with the SEC nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference into such future filing.
The following graph and table compare the cumulative total stockholder return data for our common stock from September 30, 2019 through September 30, 2024 to the cumulative return over such period of (i) a broad market index, the Nasdaq Composite Index and (ii) an industry index, the Nasdaq-100 Technology Sector Index. The graph and table assume that $100 was invested in our common stock at $9.65 per share on September 30, 2019, and in each of the referenced indices, and assumes reinvestment of all dividends. The stock price performance on the following graph and table is not necessarily indicative of future stock price performance.
Comparison of 5 Year Cumulative Total Return
Among Mitek Systems, Inc., the Nasdaq Composite Index and the Nasdaq-100 Technology Sector Index

The graph above reflects the following values:

	2019	2020	2021	2022	2023	2024
MITK	$100.00	$132.02	$191.71	$94.92	$111.09	$89.84
Nasdaq Composite	$100.00	$139.61	$180.62	$132.21	$165.26	$227.38
Nasdaq-100 Technology Sector Index	$100.00	$134.16	$180.37	$119.95	$166.38	$218.86
Issuer Purchases of Equity Securities

Share repurchases of the Company’s common stock for the three months ended September 30, 2024 were as follows (in millions, except for average price paid per share):

Period	Total number of shares (or units) purchased(1)	Average price paid per share (or unit)	Total number of shares (or units) purchased as part of publicly announced plans or programs(1)	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
July 1, 2024 — July 31, 2024	515,581	$11.41	515,581	$34,135,283
August 1, 2024 — August 31, 2024	525,000	$9.25	525,000	$29,278,802
September 1, 2024 — September 30, 2024	387,300	$8.46	387,300	$26,002,083

(1) On May 13, 2024, the Company issued a press release announcing that its Board of Directors authorized a share repurchase program for up to $50 million of its common stock. The share repurchase program was effective as of May 16, 2024 and will expire on May 16, 2026. The timing, price and actual number of shares of common stock repurchased will depend on a variety of factors including price, market conditions and corporate and regulatory requirements. The repurchases may be made from time (i) through open market purchases, block trades, privately negotiated transactions, one or more trading plans adopted in accordance with Rule 10b5-1 of the Exchange Act or any combination of the foregoing, in each case in accordance with applicable laws, rules and regulations or (ii) in such other manner as will comply with the provisions of the Exchange Act. The share repurchase program does not require the Company to repurchase shares of its common stock and it may be discontinued, suspended or amended at any time.

ITEM  6.    [RESERVED]

ITEM 7.    MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under Item 1A—“Risk Factors” or in other parts of this report. These risks could cause our actual results to differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors.”
Overview
Mitek Systems, Inc. (“Mitek,” the “Company,” “we,” “us,” and “our”) is a pioneer in mobile image capture and a global provider of solutions in the fraud prevention, digital identity verification, and cybersecurity markets. Our products address the increasing sophistication of fraud in areas such as new account openings, digital account access, and payments. Utilizing artificial intelligence, computer vision, and proprietary biometrics, our enterprise-grade verification tools protect organizations from escalating check fraud, ongoing account opening fraud, and new cyber threats such as deepfakes and voice clones.
Mitek’s Mobile Check Deposit product is trusted by consumers for its convenience and accuracy verifying checks for deposit, facilitating approximately 1.2 billion transactions annually. This solution powers secure, fast, and convenient deposit services for many organizations, enhancing consumer experience.
We serve over 7,900 financial services organizations, financial technology (“fintech”) brands, telecommunications companies, and marketplace brands globally. Our verification and fraud detection technology is embedded directly within mobile and web applications, providing seamless verification at every touchpoint in the customer lifecycle. By equipping banks, marketplaces, and fintech platforms with these tools, we help reduce the costs associated with fraud, impersonation, Know Your Customer (“KYC”) and anti-money laundering (“AML”) compliance. Additionally, our solutions improve the customer experience, help to ensure regulatory compliance, and lower operational costs.
Expanding Expertise Through Strategic Acquisitions
To strengthen our portfolio and enhance security across all stages of the digital customer journey, in 2021 Mitek acquired ID R&D, Inc., a provider of AI-driven voice and face biometrics and liveness detection technologies. This acquisition significantly expanded Mitek’s capabilities for identity verification to include passive multimodal authentication needed for multiple touch points in the digital lifecycle of a consumer. Our acquisition of HooYu Ltd. in 2022 further bolstered our identity verification leadership through both KYC capabilities and rapid orchestration capabilities, linking biometrics with real-time data aggregation across credit bureaus, sanctions lists, and law enforcement databases. These strategic integrations enable Mitek to provide a comprehensive, single-source identity verification and fraud prevention solution that adapts to the sophisticated fraud landscape of today.
Addressing a Rapidly Evolving Cybersecurity and Fraud Landscape
With generative AI’s rise, the financial sector faces unprecedented challenges, as deepfake and voice cloning technologies create new risks. To meet these threats, Mitek’s identity verification solutions now integrate new forms of manipulation detection to counter advanced, AI-driven fraud tactics by detecting digital manipulation, including artifacts from deepfake engines and signs of visible tampering. We continue to innovate with automated and layered security features to effectively address emerging risks.
Global Reach and Trusted Partnerships
Mitek’s identity verification solutions are marketed and delivered worldwide through a blend of direct sales teams in the North America and Europe, and through channel partnerships with leading financial services and identity verification providers. These partners embed Mitek solutions into their platforms, amplifying our ability to meet the needs of their customers and helping establish Mitek as the trusted backbone for identity security across high-risk industries.
Vision and Differentiation
Driven by a vision of providing trust and convenience through every digital interaction, Mitek enables organizations to protect themselves and their customers amid a challenging and rapidly evolving fraud and cyber landscape. With recognized expertise and a broad portfolio, from mobile deposit capture to advanced AI-enabled identity verification and authentication, Mitek remains committed to leading the way in securing high-risk sectors from checks to deepfakes. Trusted by banks the world over, fintech platforms and telecommunication providers, Mitek combines proven experience with innovative technology to secure the future of digital transactions, empowering organizations to stay ahead of fraud and cyber threats.

Fiscal Year 2024 Highlights

•Revenues for the twelve months ended September 30, 2024 were $172.1 million, a decrease of less than 1% compared to revenues of $172.6 million for the twelve months ended September 30, 2023.
•Net income was $3.3 million, or $0.07 per diluted share, for the twelve months ended September 30, 2024, compared to net income of $8.0 million, or $0.17 per diluted share, for the twelve months ended September 30, 2023.
•Cash provided by operating activities was $31.7 million for the twelve months ended September 30, 2024, compared to $31.6 million for the twelve months ended September 30, 2023.
•During fiscal 2024 the total number of financial institutions licensing our technology continued to exceed 7,900.
•We added new patents to our portfolio during fiscal year 2024, bringing our total number of issued patents to 107 as of September 30, 2024. In addition, we had 20 patent applications outstanding as of September 30, 2024.
Market Opportunities, Challenges, & Risks
See Item 1: “Business” for details regarding additional market opportunities, challenges and risks.
Results of Operations
Comparison of the Twelve Months Ended September 30, 2024 and 2023
The following table summarizes certain aspects of our results of operations for the twelve months ended September 30, 2024 compared to the twelve months ended September 30, 2023 (in thousands, except percentages):

	Twelve Months Ended September 30,
			Percentage of Total Revenue		Increase (Decrease)
	2024	2023	2024	2023	$	%
Revenue
Software and hardware	$81,872	$88,374	48%	51%	(6,502)	(7)%
Services and other	90,211	84,178	52%	49%	6,033	7%
Total revenue	$172,083	$172,552	100%	100%	(469)	—%
Cost of revenue (exclusive of depreciation & amortization)	24,395	22,951	14%	13%	1,444	6%
Selling and marketing	40,769	40,551	24%	24%	218	1%
Research and development	34,642	28,988	20%	17%	5,654	20%
General and administrative	52,993	43,338	31%	25%	9,655	22%
Amortization and acquisition-related costs	15,291	19,046	9%	11%	(3,755)	(20)%
Restructuring costs	1,762	2,114	1%	1%	(352)	(17)%
Interest expense	9,259	9,063	5%	5%	196	2%
Other income (expense), net	6,119	3,840	4%	2%	2,279	59%
Income tax benefit (provision)	4,187	(2,314)	2%	(1)%	6,501	(281)%
Net income (loss)	3,278	8,027	2%	5%	(4,749)	(59)%
Revenue
Total revenue decreased $0.5 million, or less than 1%, to $172.1 million in 2024 compared to $172.6 million in 2023. Software and hardware revenue decreased $6.5 million, or 7%, to $81.9 million in 2024 compared to $88.4 million in 2023. This decrease is primarily due to an existing customer having entered into a significant multiyear Mobile Deposit® contract and the license revenue associated with the full contract term was recognized in 2023, which did not recur. The decrease was, to a lesser extent, driven by a decline in sales of our legacy identify verification software and hardware products and ID R&D biometrics software products in 2024. Services and other revenue increased $6.0 million, or 7%, to $90.2 million in 2024 compared to $84.2 million in 2023, primarily due to strong growth in transactional SaaS revenue from our CheckReader™, Check Fraud Defender, MiVIP, and Mobile Deposit® products in 2024 compared to 2023.
Cost of Revenue
Cost of revenue includes personnel costs related to billable services, professional services, and software support, direct costs associated with our hardware products, hosting costs, and the costs of royalties for third party products embedded in our products.

Cost of revenue increased $1.4 million, or 6%, to $24.4 million in 2024 compared to $23.0 million in 2023. The increase in cost of revenue is primarily due to a related increase in transactional SaaS revenue, partially offset by a decrease in costs due to a decline in sales of our legacy identify verification software and hardware products in 2024 compared to 2023.
Selling and Marketing Expenses
Selling and marketing expenses include payroll, employee benefits, stock-based compensation, and other headcount-related costs associated with sales, marketing, and customer success personnel. Selling and marketing expenses also include non-billable costs of professional services personnel, advertising expenses, product promotion costs, trade shows, and other brand awareness programs. Selling and marketing expenses increased $0.2 million, or 1%, to $40.8 million in 2024 compared to $40.6 million in 2023. The increase in selling and marketing expense is primarily due to higher personnel-related costs due to increased headcount and higher product promotion costs, partially offset by lower other costs in 2024 compared to 2023.
Research and Development Expenses
Research and development expenses include payroll, employee benefits, stock-based compensation, third-party contractor expenses, and other headcount-related costs associated with software engineering and mobile capture science and product management personnel. Research and development expenses increased $5.6 million, or 20%, to $34.6 million in 2024 compared to $29.0 million in 2023. The increase in research and development expenses is primarily due to higher personnel-related costs as a result of compensation cost of living adjustments for employees that the Company moved to Spain from its offices in Russia and higher third-party contractor expenses, partially offset by lower other costs in 2024 compared to 2023.
General and Administrative Expenses
General and administrative expenses include payroll, employee benefits, stock-based compensation, and other headcount-related costs associated with finance, legal, administration and information technology functions, as well as third-party legal, accounting, and other administrative costs. General and administrative expenses increased $9.7 million, or 22%, to $53.0 million in 2024 compared to $43.3 million in 2023. The increase was primarily due to higher audit and tax fees, higher personnel-related costs, higher executive transition costs, and higher legal costs, partially offset by a decrease in third-party and professional fees in 2024 compared to 2023.
Amortization and Acquisition-Related Costs
Amortization and acquisition-related costs include amortization of intangible assets, adjustments recorded due to changes in the fair value of contingent consideration, and other costs associated with acquisitions. Amortization and acquisition-related costs decreased $3.7 million, or 20%, to $15.3 million in 2024 compared to $19.0 million in 2023. The decrease in amortization and acquisition-related costs is primarily due to a larger increase in the fair value of acquisition-related contingent consideration associated with the ID R&D acquisition in 2023 which was paid in the first fiscal quarter of 2024 and a decrease in amortization expense of intangible assets from previous acquisitions that had been fully amortized in 2024 compared to 2023.
Restructuring Costs
Restructuring costs consist of employee severance obligations and other related costs. Restructuring costs were $1.8 million in 2024 and related to expenses incurred to relocate employees and a restructuring that occurred in the third quarter of fiscal 2024. Restructuring costs were $2.1 million in 2023 and related to a restructuring plan that was initially implemented in June and November 2022.
Interest Expense
Interest expense includes the amortization of debt discount and issuance costs and coupon and special interest accrued on our 0.75% convertible senior notes due 2026 (the “2026 Notes”). Interest expense was $9.3 million in 2024 and consisted of $8.1 million of amortization of debt discount and issuance costs and $1.2 million of interest incurred. Interest expense was $9.1 million in 2023 and consisted of $7.5 million of amortization of debt discount and issuance costs and $1.6 million of interest incurred. As we amortize the debt discount and issuance costs using the effective interest method, amortization expense increases over the term of the agreement.
Other Income (Expense), Net
Other income (expense), net includes interest income net of amortization and net realized gains or losses on our marketable securities portfolio, and foreign currency transactional gains or losses. Other income (expense), net increased $2.3 million, to net income of $6.1 million in 2024 compared to net income of $3.8 million in 2023 primarily due to higher interest income net of amortization and higher foreign currency exchange transactional gains. The increase was partially offset by a favorable outcome in a lawsuit we filed against Instacart that was settled and collected in 2023.

Income Tax Benefit (Provision)
The income tax benefit for 2024 was $4.2 million which yielded an effective tax rate of 461% compared to an income tax provision of $2.3 million which yielded an effective tax rate of 22% in 2023. The income tax benefit for 2024 is primarily due to pre-tax losses in the current year, research and development tax credits generated during the year and the release of a valuation allowance in certain of the foreign jurisdictions. Our effective tax rate for fiscal year 2024 was higher than the U.S. federal statutory rate of 21% due to the impact of research and development credits and the release of valuation allowances in certain of the foreign jurisdictions.
Twelve Months Ended September 30, 2023 and 2022
For a discussion of the twelve months ended September 30, 2023 compared to the twelve months ended September 30, 2022, refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the twelve months ended September 30, 2023, filed with the SEC on March 19,2024, which is available free of charge on the SEC’s website at https://www.sec.gov and on our website at investors.miteksystems.com, on the “Investors Site” page under “Annual Reports.”
Liquidity and Capital Resources
Cash generated from operations has historically been our primary source of liquidity to fund operations and investments to grow our business. Our current sources of liquidity include available cash balances, investments, our revolving credit line, and proceeds from the issuance of the 2026 Notes. On September 30, 2024, we had $141.8 million in cash and cash equivalents and investments compared to $134.9 million on September 30, 2023, an increase of $8.6 million, or 6%. The increase in cash and cash equivalents and investments is primarily due to cash flows from operations of $31.7 million partially offset by repurchases of our common stock, par value $0.001 per share (“Common Stock”) of $24.2 million.
In summary, our cash flows from continuing operations were as follows (dollars in thousands):

	Twelve Months Ended September 30,
	2024	2023	2022
Cash provided by operating activities	$31,688	$31,586	$21,119
Cash (used) provided by investing activities	28,746	(6,784)	1,700
Cash (used) provided by financing activities	(25,882)	1,701	(21,143)
Cash Flows from Operating Activities
Cash flows related to operating activities are dependent on net income, non-cash adjustments to net income and changes in working capital. Net cash provided by operating activities during fiscal 2024 was $31.7 million and resulted primarily from net income of $3.3 million, net non-cash charges of $27.0 million, and unfavorable changes in operating assets and liabilities of $1.4 million. The increase in cash provided by operating activities during fiscal 2024 compared to fiscal 2023 of $0.1 million was primarily due to an increase in cash resulting from a decrease in contract assets and increase in deferred revenue, offset by lower cash provided by net income and net non-cash charges in fiscal 2024.
Net cash provided by operating activities during fiscal 2023 was $31.6 million and resulted primarily from net income of $8.0 million, net non-cash charges of $32.6 million, and unfavorable changes in operating assets and liabilities of $9.0 million. The increase in cash provided by operating activities during fiscal 2023 compared to fiscal 2022 was primarily due to an increase in cash from collection of receivables of $23.8 million year over year due to improvements in our collections process, and an increase in other liabilities of $1.7 million. These increases were partially offset by a decrease in deferred revenue in fiscal 2023.
Cash Flows from Investing Activities
Net cash provided by investing activities was $28.7 million during fiscal 2024, which consisted primarily of capital expenditures of $1.4 million, and net sales and maturities of investments of $30.2 million. The increase in cash provided by investing activities during fiscal 2024 compared to fiscal 2023 was primarily due to an increase in net sales and maturities of investments.
Net cash used in investing activities was $6.8 million during fiscal 2023, which consisted primarily of net cash paid in connection with the HooYu Acquisition of $0.3 million and capital expenditures of $1.0 million, and net purchases of investments of $5.5 million. The decrease in cash used in investing activities during fiscal 2023 compared to fiscal 2022 was primarily due to a decrease in net sales and maturities of investments of $131.0 million partially offset by a decrease in cash paid for acquisitions, net of cash acquired of $122.4 million, related to the HooYu Acquisition.

Cash Flows from Financing Activities
Net cash used in financing activities was $25.9 million during fiscal 2024, primarily due to repurchases and retirements of Common Stock of $24.2 million, the payment of $4.6 million of acquisition-related contingent consideration, and payment of revolving credit line issuance costs of $0.3 million, partially offset by $1.9 million of net proceeds from the issuance of Common Stock under our equity plans and $1.5 million of net proceeds from other borrowings. The decrease in cash used in financing activities during fiscal 2024 compared to fiscal 2023 was primarily due to the share repurchase program that was approved in May 2024 and the payment of acquisition-related contingent consideration.
Net cash provided by financing activities was $1.7 million during fiscal 2023, which primarily consisted of net proceeds from the issuance of Common Stock under the Mitek Systems, Inc. Amended and Restated 2020 Incentive Plan of $1.7 million. The increase in cash provided by financing activities during fiscal 2023 compared to fiscal 2022 was primarily due to the expiration of the share repurchase program in June 2022 of $15.2 million and the payment of acquisition-related consideration of $7.7 million in fiscal 2022.
0.75% Convertible Senior Notes due 2026
In February 2021, the Company issued $155.3 million aggregate principal amount of the 2026 Notes (including the Additional
Notes, as defined below). The 2026 Notes are senior unsecured obligations of the Company. The 2026 Notes were issued pursuant to an Indenture, dated February 5, 2021 (the “Indenture”), between the Company and UMB Bank, National Association, as trustee. The Indenture includes customary covenants and sets forth certain events of default after which the 2026 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the 2026 Notes become automatically due and payable. The Company granted the initial purchasers of the 2026 Notes (collectively, the “Initial Purchasers”) a 13-day option to purchase up to an additional $20.25 million aggregate principal amount of the 2026 Notes (the “Additional Notes”), which was exercised in full. The 2026 Notes were purchased in a transaction that was completed on February 5, 2021. As of January 13, 2024 ("Date of Noncompliance"), the Company was not in compliance with certain of the covenants in the Indenture as a result of the Company not timely filing its Form 10-K for the fiscal year ended September 30, 2023 (“Form 10-K”) with the SEC. As a result of not being in compliance, the 2026 Notes began to accrue additional special interest of 0.25% of the outstanding principal of the 2026 Notes for the 90 days after the Date of Noncompliance and 0.50% of the outstanding principal of the 2026 Notes for the 91st through 180th day after the Date of Noncompliance. The Company subsequently did not timely file its Form 10-Q for the quarter ended December 31, 2023 (the “Q1 Form 10-Q”) with the SEC. The Company then filed its Form 10-K with the SEC on March 19, 2024 and its Q1 Form 10-Q with the SEC on April 15, 2024. As of September 30, 2024, the Company was in compliance with the covenants in the Indenture.
The net proceeds from this offering were approximately $149.7 million, after deducting the Initial Purchasers’ discounts and commissions and the Company’s estimated offering expenses related to the offering. The 2026 Notes will mature on February 1, 2026, unless earlier redeemed, repurchased or converted. The 2026 Notes bear interest from February 5, 2021 at a rate of 0.750% per year payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. The 2026 Notes will be convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding August 1, 2025, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ended on June 30, 2021, if the last reported sale price per share of the Company’s Common Stock exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (2) during five consecutive business days immediately after any five consecutive trading day period (such five consecutive trading day period, the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Common Stock on such trading day and the conversion rate on such trading day; and (3) upon the occurrence of certain corporate events or distributions on the Common Stock. On or after August 1, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of the 2026 Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances. Upon conversion, the Company may satisfy its conversion obligation by paying and/or delivering, as the case may be, cash and, if applicable at the Company’s election, shares of Common Stock, based on the applicable conversion rate(s); provided that the Company will be required to settle conversions solely in cash unless and until the Company (i) receives stockholder approval to increase the number of authorized shares of the Common Stock and (ii) reserves such amount of shares of the Common Stock for future issuance as required pursuant to the indenture that will govern the 2026 Notes. The conversion rate for the 2026 Notes will initially be 47.9731 shares of the Common Stock per $1,000 principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $20.85 per share of the Common Stock. The initial conversion price of the 2026 Notes represents a premium of approximately 37.5% to the $15.16 per share last reported sale price of the Common Stock on February 2, 2021. The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the Indenture. The impact of the convertible feature will be dilutive to our earnings per share when our average stock price for the period is greater than the conversion price.
In connection with the issuance of the 2026 Notes, we entered into transactions for convertible notes hedge (the “Notes Hedge”) and warrants (the “Warrant Transactions”). The Notes Hedge was entered into with Bank of America, N.A., Jefferies

International Limited and Goldman Sachs & Co. LLC, and provided the Company with the option to acquire, on a net settlement basis, approximately 7.4 million shares of Common Stock at a strike price of $20.85, which is equal to the number of shares of Common Stock that notionally underlie and corresponds to the conversion price of the 2026 Notes. The cost of the Notes Hedge was $33.2 million. The Notes Hedge will expire on February 1, 2026, equal to the maturity date of the 2026 Notes. The Notes Hedge is expected to reduce the potential equity dilution upon conversion of the 2026 Notes if the daily volume-weighted average price per share of our Common Stock exceeds the strike price of the Notes Hedge.
In addition, the Warrant Transactions provided us with the ability to sell up to 7.4 million shares of our Common Stock. The Warrant Transactions will expire ratably during the 80 trading days commencing on and including May 1, 2026 and may be settled in net shares of Common Stock or net cash at the Company’s election. We received $23.9 million in cash proceeds from the Warrant Transactions. As a result of the Warrant Transactions, the Company is required to recognize incremental dilution of earnings per share to the extent the average share price is over $26.53 for any fiscal quarter.
As of December 16, 2024, the 2026 Notes were not convertible, therefore, we had not purchased any shares under the Notes Hedge and the Warrant Transactions had not been exercised and remain outstanding. See Note 10. “Convertible Senior Notes” of the notes to the consolidated financial statements included in this Form 10-K for more information relating to the Notes Hedge and Warrant Transactions.
Revolving Credit Line
On February 13, 2024, the Company entered into a Loan and Security Agreement (the “Credit Agreement”) with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (the “Bank”) that provides for a revolving line of credit whereby the Company may borrow up to $35.0 million (the “Revolving Line”) with an additional $15.0 million to be advanced under the Revolving Line at the sole discretion of the Bank. The Revolving Line is secured on a first priority basis by the Company’s assets. In connection with the Credit Agreement, the Company incurred issuance costs of $0.3 million which are amortized to interest expense using the straight-line method over the term of the Credit Agreement.
The Revolving Line terminates, and any outstanding principal amount of all advances made thereunder, and any accrued and unpaid interest thereon, become immediately due and payable on the earlier of (a) the three-year anniversary of the Closing Date and (b) the date that is within 90 days of the maturity date of the 2026 Notes if such notes are outstanding as of such date.
Borrowings under the Credit Agreement generally bear interest at a variable rate equal to (a) term SOFR plus a specified margin or (b) WSJ prime plus a specified margin, in each case which will be adjusted based on the Company’s net leverage ratio at the time of borrowing. The Company must also pay the Bank (i) a commitment fee of $87,500 and (ii) an “Unused Revolving Line Facility Fee” of 0.25% per annum of the average unused portion of the Revolving Line.
The Credit Agreement contains representations, warranties, and negative and affirmative covenants customary for transactions of this type. These include covenants limiting the ability of the Company, and any of their subsidiaries, subject to certain exceptions and baskets, to, among other things, (i) incur indebtedness, (ii) incur liens on their assets, (iii) enter into any merger or consolidation with, or acquire all or substantially all of the equity or property of, another person, (iv) dispose of any of their business or property, (v) make or permit any payment on subordinated debt, or (vi) pay any dividend, make any other distribution, or redeem any equity.
The Credit Agreement contains customary events of default and also provides that an event of default includes any default resulting in a right by third parties to accelerate maturity of indebtedness in excess of $0.5 million. If any event of default occurs and is not cured within applicable grace periods set forth in the Credit Agreement or waived, all loans and other obligations could become due and immediately payable and the facility could be terminated. In addition, the Company may be required to deposit cash with the Bank in an amount equal to 115% of any undrawn letters of credit denominated in a foreign currency.
The Credit Agreement requires the Company to maintain a net leverage ratio of no more than 2.25 to 1.00 and if the Company engages in a share repurchase program, the net leverage ratio may not exceed 2.00 to 1.00. As disclosed in Note 7, on May 13, 2024, the Board authorized and approved a share repurchase program for up to $50.0 million of the currently outstanding shares of Common Stock. As of September 30, 2024, the Company’s net leverage ratio was 1.80 to 1.00 and as such, the Company was in compliance with the net leverage ratio covenant of the Credit Agreement. There were no outstanding borrowings under the Credit Agreement as of September 30, 2024.
Other Borrowings
The Company has certain loan agreements with Spanish government agencies. These agreements have repayment periods of 5 to 12 years and bear no interest. As of September 30, 2024, $2.7 million was outstanding under these agreements and $0.3 million and $2.4 million is recorded in other current liabilities and other non-current liabilities, respectively, in the consolidated balance sheets. As of September 30, 2023, $1.2 million was outstanding under these agreements and $0.2 million and $1.1 million is recorded in other current liabilities and other non-current liabilities, respectively, in the consolidated balance sheets.
Share Repurchase Program

On May 13, 2024, the Board authorized and approved a share repurchase program for up to $50 million of the currently outstanding shares of our Common Stock. The share repurchase program was effective as of May 16, 2024 and will expire on May 16, 2026. The timing, price and actual number of shares of Common Stock repurchased will depend on a variety of factors including price, market conditions and corporate and regulatory requirements. The repurchases may be made from time to time (i) through open market purchases, block trades, privately negotiated transactions, one or more trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any combination of the foregoing, in each case in accordance with applicable laws, rules and regulations or (ii) in such other manner as will comply with the provisions of the Exchange Act. The share repurchase program does not require the Company to repurchase shares of its Common Stock and it may be discontinued, suspended or amended at any time.
The Company made purchases of $24.2 million, or approximately 2,247,504 shares, during the twelve months ended September 30, 2024 at an average price of $10.78 per share and subsequently retired the shares.
During the period beginning October 1, 2024 through the date of this filing, the Company made purchases of $3.3 million, or 363,378 shares at an average price of $9.05 per share.
Lease Obligations
Our principal executive offices are located in approximately 7,500 square feet of office space in San Diego, California and the term of the lease continues through August 13, 2031. The average annual base rent under this lease is approximately $0.3 million per year. In connection with this lease, we received tenant improvement allowances totaling approximately $0.1 million. These lease incentives are being amortized as a reduction of rent expense over the term of the lease.
Our other offices are located in Paris, France; Amsterdam, The Netherlands; New York, New York; Barcelona, Spain; Leeds, United Kingdom; and London, United Kingdom. Other than the lease for our office space in San Diego, California, we do not believe that the leases for our offices are material lease obligations.
Other Liquidity Matters
On September 30, 2024, we had investments of $48.3 million, designated as available-for-sale debt securities, which consisted of U.S. Treasury notes, asset-backed securities, foreign government and agency securities, and corporate issuances, carried at fair value as determined by quoted market prices for identical or similar assets, with unrealized gains and losses, net of tax, and reported as a separate component of stockholders’ equity. All securities for which maturity or sale is expected within one year are classified as “current” on the consolidated balance sheets. All other securities are classified as “long-term” on the consolidated balance sheets. At September 30, 2024, we had $36.9 million of our available-for-sale securities classified as current and $11.4 million of our available-for-sale securities classified as long-term. At September 30, 2023, we had $74.7 million of our available-for-sale securities classified as current and $1.3 million of our available-for-sale securities classified as long-term.
We had working capital of $142.9 million at September 30, 2024 compared to $138.5 million at September 30, 2023. We do not have any other material cash requirements other than those related to leases as described in Note 12. “Leases” of the notes to the consolidated financial statements included in this Form 10-K. Based on our current operating plan, we believe the current cash and cash equivalent balance and cash expected to be generated from operations will be adequate to satisfy our working capital needs for at least the next twelve months from the date these consolidated financial statements are filed and the foreseeable future.
Critical Accounting Estimates
Our discussion and analysis of our financial conditions and results of operations are based on our consolidated financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of the financial statements requires us to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues, and expenses and the related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting estimates affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.
Revenue Recognition
We enter into contractual arrangements with integrators, resellers, and directly with our customers that may include licensing of our software products, product support and maintenance services, SaaS services, consulting services, or various combinations thereof, including the sale of such products or services separately. Our accounting policies regarding the recognition of revenue for these contractual arrangements are fully described in Note 2 of the accompanying notes to our consolidated financial statements included in this Form 10-K.

Our SaaS offerings give customers the option to be charged upon their incurred usage in arrears (“Pay as You Go”) or to commit to a minimum spend over their contracted period, with the ability to purchase unlimited additional transactions above the minimum during the contract term. For contracts which include a minimum commitment, we are standing ready to provide as many transactions as desired by the customer during the contract term and revenue is recognized on a ratable basis over the contract period including an estimate of usage above the minimum commitment. Usage above minimum commitment is estimated by looking at historical usage, expected volume, and other factors to project out for the remainder of the contract term. The estimated usage-based revenues are constrained to the amount we expect to be entitled to receive in exchange for providing access to our platform.
We include any fixed charges within our contracts as part of the total transaction price. To the extent that variable consideration is not constrained, we include an estimate of the variable amount, as appropriate, within the total transaction price and update our assumptions over the duration of the contract. We may constrain the estimated transaction price in the event of a high degree of uncertainty as to the final consideration amount owed because of an extended length of time over which the fees may be adjusted. The transaction price, including any discounts, is allocated between separate goods and services in a multi-element arrangement based on their relative standalone selling prices. For items that are not sold separately, we estimate the standalone selling prices using available information such as market conditions and internally approved pricing guidelines. Significant judgment may be required to determine standalone selling prices for each performance obligation and whether it depicts the amount we expect to receive in exchange for the related good or service.
Fair Value of Equity Instruments
The valuation of certain items, including compensation expense related to equity awards granted, involves significant estimates based on underlying assumptions made by management. The valuation of stock options is based upon a Black-Scholes valuation model, which involves estimates of stock volatility, expected life of the instruments and other assumptions. The valuation of performance options, Senior Executive Long Term Incentive Restricted Stock Units, and similar awards are based upon the Monte-Carlo simulation, which involves estimates of our stock price, expected volatility, and the probability of reaching the performance targets.
Accounting for Income Taxes
We estimate income taxes based on the various jurisdictions where we conduct business. Significant judgment is required in determining our worldwide income tax provision. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These differences result in deferred tax assets and liabilities, which are reflected in our balance sheets. We then assess the likelihood that deferred tax assets will be realized. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. When a valuation allowance is established or increased, we record a corresponding tax expense in our statements of operations. We review the need for a valuation allowance each interim period to reflect uncertainties about whether we will be able to utilize deferred tax assets before they expire. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We will continue to assess the need for a valuation allowance on the deferred tax asset by evaluating both positive and negative evidence that may exist. Any adjustment to the net deferred tax asset valuation allowance would be recorded in the income statement for the period that the adjustment is determined to be required.
We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that the tax position will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not of being sustained upon audit, the second step is to measure the tax benefit as the largest amount that has more than a 50% chance of being realized upon settlement. Significant judgment is required to evaluate uncertain tax positions. We evaluate uncertain tax positions on a quarterly basis. The evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of audits, and effective settlement of audit issues.

ITEM  7A.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.
Interest Rates
The primary objective of our investment activities is to preserve principal while at the same time maximizing after-tax yields without significantly increasing risk. To achieve this objective, we maintain our investment portfolio of cash equivalents and marketable securities in a variety of securities, including government securities, corporate debt securities, and commercial paper. We have not used derivative financial instruments in our investment portfolio, and none of our investments are held for trading or speculative purposes. Short-term and long-term debt securities are generally classified as available-for-sale and consequently are recorded on the consolidated balance sheets at fair value with unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of estimated tax. As of September 30, 2024, our marketable securities had remaining maturities between approximately one and 23 months and a fair market value of $48.3 million, representing 12% of our total assets.
The fair value of our cash equivalents and debt securities is subject to change as a result of changes in market interest rates and investment risk related to the issuers’ credit worthiness. We do not utilize financial contracts to manage our investment portfolio’s exposure to changes in market interest rates. A hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on the fair value of our cash equivalents and debt securities due to the relatively short maturities of these investments. While changes in market interest rates may affect the fair value of our investment portfolio, any gains or losses will not be recognized in our results of operations until and unless the investment is sold or if the reduction in fair value was determined to be an other-than-temporary impairment.
Foreign Currency Risk
We have operations in the United Kingdom, France, the Netherlands, and Spain that are exposed to fluctuations in the foreign currency exchange rate between the U.S. dollar, the Euro, and the British pound sterling. The functional currency of our French, Dutch, and Spanish operations is the Euro and the functional currency of our United Kingdom operations is the British pound sterling. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro. Translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reported separately in the consolidated statements of operations and comprehensive income (loss).
Inflation
We do not believe that inflation had a material effect on our business, financial condition or results of operations in the last three fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.
Our financial statements and supplementary data required by this item are set forth at the pages indicated in Part IV, Item 15(a)(1) and (a)(2), respectively, of this Form 10-K.

ITEM  9.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
None.

ITEM  9A.    CONTROLS AND PROCEDURES.
Management’s Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934, as amended (the “Exchange Act”), that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required financial disclosures.
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures as of the end of the period covered by this Form 10-K pursuant to Exchange Act Rules 13a-15(b) and 15d-15(b). In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework

(2013). We recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of September 30, 2024 due to the following material weaknesses, which were previously reported material weaknesses listed below at September 30, 2023, that continued to exist.
Notwithstanding the identified material weaknesses, management believes the condensed consolidated financial statements included in this Form 10-K present fairly, in all material respects, the Company’s financial position, results of operations and cash flows as of and for the periods presented, in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. GAAP. A company’s internal control over financial reporting includes those policies and procedures that:
•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and the directors of the Company; and,
•Provide reasonable assurance regarding prevention or timely detection of unauthorized use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Under the supervision and with the participation of our management, including the Company’s principal executive officer and principal financial officer, the Company evaluated the effectiveness of its internal control over financial reporting as of September 30, 2024 using the framework in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (commonly referred to as the “COSO” framework). Based on that evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of September 30, 2024 due to the following material weaknesses, which were previously reported in Part II, Item 9A. “Controls and Procedures” of our Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (“2023 Annual Report”), which continue to exist as of September 30, 2024:
1)Management did not maintain effective controls related to the financial statement close process to ensure the completeness and accuracy of certain amounts and disclosures, specifically related to balance sheet account reconciliations and the Company’s review and preparation of the consolidation and financial statements.
2)Management did not design and maintain effective controls to ensure proper revenue recognition, including the accounting review of customer contracts.
3)Management did not perform sufficient risk assessment procedures in order to design and implement effective controls, including consideration of improper segregation of duties, for substantially all of the Company's financial statement areas.
4)Management did not design or maintain controls to verify the completeness and accuracy of information used by control owners in the operation of controls across substantially all of the Company’s financial statement areas.
5)Management did not maintain sufficient evidence of the operation of certain management review controls and activity level controls across substantially all of the Company's financial statement areas.
The effectiveness of our internal control over financial reporting as of September 30, 2024, has been audited by BDO USA, P.C., an independent registered public accounting firm, and their attestation is included herein.
Remediation of Certain Previously Identified Material Weaknesses in Internal Control over Financial Reporting
In addition to the ongoing material weaknesses identified above, management also identified in our 2023 Annual Report the following additional material weaknesses in our internal control over financial reporting:

6)Management did not design and maintain effective controls related to the precision of the Company’s review over the initial valuation and subsequent remeasurement of the contingent consideration liability recognized as part of the consideration transferred in the ID R&D Acquisition.
7)Management did not have sufficient internal technical resources, or adequate oversight of the Company’s third-party tax advisor, to appropriately identify, evaluate, and review certain inputs and assumptions that affect the US, foreign, and consolidated tax accounts.
8)Management did not design or maintain effective controls over the review of the accounting for business combinations, including accounting for transaction costs and deferred taxes.
9)Management did not design or maintain effective information technology general controls over logical access and program change management for certain key information systems used in the financial reporting process.
10)Management did not perform timely and ongoing evaluations to ascertain whether components of internal control are present and functioning.
Following the identification of these material weaknesses and continuing through the year ended September 30, 2024, management executed its remediation plan for these material weaknesses, including:
•Enhancing existing policies and procedures and implementing new tools to facilitate more efficient operations and improve the timely execution of key controls by company personnel;
•Enhancing program change management, user access provisioning, and monitoring controls to ensure changes to key applications are appropriately reviewed and approved and to enforce appropriate system access and segregation of duties;
•Recruiting key positions within our accounting and tax functions with relevant public company accounting, tax and financial reporting experience;
•Designed and implemented a comprehensive checklist to review the accounting for business combinations, including accounting for transaction cost, deferred taxes and contingent consideration to ensure appropriate oversight and reviews;
•Hired personnel with global tax experience to ensure adequate review and oversight of certain inputs and assumptions that effect the consolidated tax accounts; and
•Designed a comprehensive and continuous risk assessment process that identifies and assesses risks of material misstatement across the entity and helps ensure that related internal controls are properly designed and in place to respond to those risks in the Company’s financial statements and financial reporting.
As a result of these remediation activities, management has determined that management’s controls were designed appropriately and at a sufficient level of precision, and have been operating effectively for a sufficient period of time, such that the material weaknesses (6) - (10) previously identified as of September 30, 2023, have been remediated as of September 30, 2024.
Ongoing Remediation Efforts
With respect to the remaining material weaknesses (1) - (5) mentioned above, we continue to implement a plan to address these material weaknesses in internal control over financial reporting. We have devoted and intend to continue to devote significant time and resources to enhance the design and implementation of our existing controls and procedures and to create new complementary and compensating controls as needed.
The material weaknesses remediated as of September 30, 2024 are, in some respects, prerequisites to the steps required to fully remediate the remaining material weaknesses. Ensuring we have a robust and comprehensive risk assessment process, as well as ensuring effective information technology general controls are critical to ensuring we can fully remediate the remaining material weaknesses.
With respect to financial statement close controls, the following remediation activities, amongst others, have taken place as of September 30, 2024:
•Backfilled open positions with personnel with relevant public company accounting and financial reporting experience; and
•Ongoing training of employees.
We are further enhancing the execution of financial statement close controls as follows:
•Implementing standard templates and processes to ensure consistency across all legal entities; and

•Deploying a close management tool in fiscal year 2025 to ensure completeness and accuracy of all reconciliations and procedures.
With respect to segregation of duties controls, completeness and accuracy of information controls and management review controls, the following remediation activities, amongst others, have taken place as of September 30, 2024:
•Implemented the previously designed comprehensive and continuous risk assessment process that identifies and assesses risks of material misstatement across the entity and helps ensure that related internal controls are properly designed and in place to respond to those risks in the Company’s financial statements and financial reporting;
•Reviewed user access roles and provisioning to identify systemic segregation of duty issues; and
•Identified all key reports, and underlying systems, that are part of the financial statements and supporting schedules.
We are further enhancing the execution of these controls as follows:
•Designing, testing and implementing new user roles to mitigate systemic system issues; and
•Documenting completeness and accuracy of all inputs, and information produced by the entity.
With respect to revenue recognition controls, the following remediation activities, amongst others, have taken place as of September 30, 2024:
•Backfilled open positions with personnel with relevant public company experience, focusing on individuals who have experience reviewing customer contracts and ensuring accurate reporting for these contracts as outlined in ASC 606;
•Ongoing training of employees; and
•Improved the design and operation of controls related to revenue recognition including the identification of performance obligations, stand-alone selling prices and estimation of variable consideration.
We are further enhancing revenue recognition controls as follows:
•Creating cross functional working groups to help ensure all key contract terms are identified accurately input into our information systems; and
•Identifying and implementing systems for order-to-cash management and billing to eliminate reliance on manual processes and spreadsheets.
The Company is committed to remediating the material weaknesses and has made progress in that effort. The actions the Company has taken are subject to ongoing senior management review, as well as oversight from the Company’s Audit Committee of the Board of Directors. When fully implemented and operational, the Company believes the measures described above will remediate the underlying causes of the control deficiencies that gave rise to the material weaknesses and strengthen the Company’s internal control over financial reporting. These remediation efforts are in process as of the fiscal year ended September 30, 2024. The Company will not be able to fully remediate these material weaknesses until these steps have been completed and have been operating effectively for a sufficient period of time. The Company may also identify additional measures that may be required to remediate the material weaknesses in the Company’s internal control over financial reporting, necessitating further action.
Changes in Internal Control over Financial Reporting
The Company has implemented processes and procedures to remediate the material weaknesses noted above. Except as described above, there have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM  9B.    OTHER INFORMATION.
The Company expects to hold its 2025 annual meeting of stockholders (the “Annual Meeting”) on March 4, 2025. All other relevant information concerning the Annual Meeting will be included in the proxy statement relating to the Annual Meeting (the “Proxy Statement”), which will be filed with the SEC and become available to the Company’s stockholders at a later date.
Due to the fact that the date for the Annual Meeting has changed by more than 30 days from the anniversary date of the 2024 Annual Meeting of Stockholders, the Company is providing the due date for submission of any qualified stockholder proposal or qualified stockholder nominations.

Stockholders who intend to have a proposal considered for inclusion in the Proxy Statement pursuant to Rule 14a-8 of the Exchange Act must submit the proposal in writing to the Company’s corporate secretary no later than a reasonable time before the Company begins to print and send its proxy materials to stockholders. The Company will consider any proposal received on or before December 27, 2024, to have been received a reasonable time before it expects to begin to print and send its proxy materials.
Stockholders who wish to bring a director nomination or stockholder proposal (other than by means of inclusion of a stockholder proposal in the proxy materials under Rule 14a-8 of the Exchange Act) before the Annual Meeting, must deliver notice thereof in proper written form to the Company’s corporate secretary in accordance with the Company’s Third Amended and Restated Bylaws (the “Bylaws”) no later than December 27, 2024, which is the eleventh day following the date on which public disclosure of the date of the Annual Meeting was made (an additional day was included to account for the Christmas holiday).
In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees, other than the Company’s nominees, must provide notice setting forth the information required by Rule 14a-19(b) of the Exchange Act no later than December 27, 2024, which is in accordance with the advance notice provisions in our Bylaws.
In addition to foregoing timing requirements, the advance notice provisions of our Bylaws contain informational content requirements that also must be met when providing notice to the Company of matters to be brought before the Annual Meeting.

ITEM  9C.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Form 10-K to be filed with the SEC within 120 days after the close of our fiscal year ended September 30, 2024.

The Company has adopted an insider trading compliance policy and program applicable to the Company’s directors, officers and employees, as well as the Company itself, that the Company believes is reasonably designed to promote compliance with insider trading laws, rules and regulations and the Nasdaq listing standards. The foregoing summary of the Company’s insider trading compliance policy and program does not purport to be complete and is qualified in its entirety by reference to the full text thereof attached hereto as Exhibit 19.1.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Form 10-K to be filed with the SEC within 120 days after the close of our fiscal year ended September 30, 2024.

ITEM  12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Form 10-K to be filed with the SEC within 120 days after the close of our fiscal year ended September 30, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Form 10-K to be filed with the SEC within 120 days after the close of our fiscal year ended September 30, 2024.

ITEM  14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item is incorporated by reference to our definitive proxy statement filed in connection with our 2025 Annual Meeting of Stockholders or an amendment to this Form 10-K to be filed with the SEC within 120 days after the close of our fiscal year ended September 30, 2024.

PART IV

ITEM 15.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)(1) Financial Statements
The Financial Statements of Mitek Systems, Inc. and Reports of Independent Registered Public Accounting Firm are included in a separate section of this Form 10-K beginning on page F-1.
(a)(2) Financial Statement Schedules
These schedules have been omitted because the required information is included in the financial statements or notes thereto or because they are not applicable or not required.

(a)(3) Exhibits

Exhibit No.	Description	Incorporated by Reference from Document

2.1**+	Agreement and Plan of Merger, dated as of May 28, 2021, by and among Mitek Systems, Inc., Ibis Merger Sub, Inc., ID R&D, Inc. and Alexey Khitrov, solely in his capacity as representative of the equityholders of ID R&D, Inc.	(4)

2.2**	Purchase Agreement, dated March 23, 2022, by and among the persons whose names and addresses are set out in Schedule I and Mitek Systems, Inc.	(5)

3.1	Restated Certificate of Incorporation of Mitek Systems, Inc., as amended.	(6)

3.2	Certificate of Amendment of Restated Certificate of Incorporation of Mitek Systems, Inc.	(7)

3.3	Third Amended and Restated Bylaws of Mitek Systems, Inc.	(8)

3.4	Certificate of Designation of Series B Junior Participating Preferred Stock.	(9)

4.1	Description of Equity Securities Registered under Section 12 of the Exchange Act.	(10)

4.2	Indenture, dated as of February 5, 2021, between Mitek Systems, Inc. and UMB Bank, National Association.	(11)

10.1	Amended and Restated Mitek Systems, Inc. 2012 Incentive Plan and the forms of agreement related thereto.	(12)

10.2	Mitek Systems, Inc. Amended and Restated 2020 Incentive Plan and the forms of agreement related thereto.	(13)

10.3	Mitek Systems, Inc. Director Restricted Stock Unit Plan, as amended, and the forms of agreement related thereto.	(12)

10.4	Mitek Systems, Inc. 401(k) Savings Plan.	(14)

10.5	Executive Employment Agreement, dated October 1, 2024, by and between Mitek Systems, Inc. and Edward H. West.	(15)

10.6	Inducement Performance Restricted Stock Unit Award Agreement, dated as of October 1, 2024, by and between Edward H. and Mitek Systems, Inc.	(15)

10.7	Inducement Performance Restricted Stock Unit Award Agreement, dated as of October 1, 2024, by and between Edward H. and Mitek Systems, Inc.	(15)

10.8	Inducement Restricted Stock Unit Award Agreement, dated as of October 1, 2024, by and between Edward H. West and Mitek Systems, Inc.	(15)

10.10#	Offer Letter, dated June 6, 2012, by and between Mitek Systems, Inc. and Michael Diamond.	(14)

10.11#	Executive Severance and Change of Control Plan, dated August 10, 2017, by and between Mitek Systems, Inc. and Michael Diamond.	(17)

10.12#	Stock Option Agreement, dated as of November 6, 2018, between Scipio “Max” Carnecchia and Mitek Systems, Inc.	(16)

10.13#	Conditional Stock Option Agreement, dated November 6, 2018, by and between Scipio “Max” Carnecchia and Mitek Systems, Inc.	(16)

10.14#	Performance Stock Option Agreement, dated as of November 6, 2018, between Scipio “Max” Carnecchia and Mitek Systems, Inc.	(16)

10.15#	Form of Executive Severance and Change of Control Plan.	(17)

10.16#	Form of Indemnification Agreement.	(6)

10.17#	Mitek Systems, Inc. Annual Incentive Program Fiscal 2024.	(21)

10.18#	Mitek Systems, Inc. Employee Stock Purchase Plan	(18)

10.19	Sublease, dated August 12, 2016, by and between Bridgepoint Education, Inc. and Mitek Systems, Inc.	(19)

10.20	Offer Letter, dated December 1, 2023, by and between Mitek Systems, Inc. and David Lyle.	(21)

10.21	Loan and Security Agreement, dated February 13, 2024, by and among Silicon Valley Bank, Mitek Systems, Inc. A2IA Corp and ID R&D, Inc.	(20)

19.1	Mitek Systems, Inc. Insider Trading Policy	*

21.1	List of Subsidiaries	*

23.1	Consent of BDO USA, P.C.	*

24.1	Power of Attorney (included on the signature page).	*

31.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.	*

31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.	*

32.1	Certification Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	*

97*	Mitek Systems, Inc. Clawback Policy	(21)

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	*

101.SCH	XBRL Taxonomy Extension Schema Document.	*

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.	*

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.	*

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.	*

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.	*

104	The Cover Page Interactive Data File, formatted in Inline XBRL (included in Exhibit 101)	*
______________________________________________________

*	Filed herewith.
**
Non-material schedules and exhibits to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

+	Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.
#	Management contract, compensatory plan arrangement.
(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 17, 2015.
(2)	Incorporated by reference to the Company’s Current Report on Form 8-K/A filed with the SEC on October 20, 2017.
(3)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 23, 2018.
(4)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 1, 2021.
(5)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 23, 2022.
(6)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2014 filed with the SEC on December 5, 2014.
(7)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2022.
(8)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on March 19, 2024.
(9)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 23, 2018.
(10)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020 filed with the SEC on December 7, 2020.
(11)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 5, 2021.
(12)	Incorporated by reference to the exhibits to the Company’s Registration Statement on Form S-8 filed with the SEC on August 16, 2017.
(13)	Incorporated by reference to the exhibits to the Company’s Current Report on Form 8-K filed with the SEC on October 3, 2023.
(14)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013 filed with the SEC on December 12, 2013.
(15)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on October 1, 2024.
(16)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 7, 2018.
(17)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2017.
(18)	Incorporated by reference to the Company’s Registration Statement on Form S-8 filed with the SEC on March 22, 2018.
(19)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2016 filed with the SEC on December 9, 2016.
(20)	Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 14, 2024.
(21)	Incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 filed with the SEC on March 19, 2023.

ITEM  16.    FORM 10-K SUMMARY.
None.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

December 16, 2024	MITEK SYSTEMS, INC.

	By:	/s/ Edward West
Edward West
Chief Executive Officer
(Principal Executive Officer)
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Edward West, David Lyle and Jason Gray his or her true and lawful agent and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite or necessary fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Edward West	Chief Executive Officer, Director	December 16, 2024
Edward West	(Principal Executive Officer)

/s/ David Lyle	Chief Financial Officer	December 16, 2024
David Lyle	(Principal Financial and Accounting Officer)

/s/ Scott Carter	Chair of the Board of Directors	December 16, 2024
Scott Carter

/s/ James Fay	Director	December 16, 2024
James Fay

/s/ Rahul Gupta	Director	December 16, 2024
Rahul Gupta

/s/ James C. Hale	Director	December 16, 2024
James C. Hale

/s/ Susan J. Repo	Director	December 16, 2024
Susan J. Repo

/s/ Kimberly S. Stevenson	Director	December 16, 2024
Kimberly S. Stevenson

/s/ Donna Wells	Director	December 16, 2024
Donna Wells

INDEX TO FINANCIAL STATEMENTS
MITEK SYSTEMS, INC.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Mitek Systems, Inc.
San Diego, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mitek Systems, Inc. (the “Company”) as of September 30, 2024 and 2023, the related consolidated statements of operations and other comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated December 16, 2024, expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Identification of Distinct Performance Obligations

As described in Notes 1 and 2 to the consolidated financial statements, the Company recorded total revenues of $172.1 million for the year ended September 30, 2024. The Company generates revenue primarily from the delivery of licenses and related services to customers (for both on premise and software as a service (“SaaS”) products), as well as the delivery of hardware and professional services. For contracts that contain multiple performance obligations, which include combinations of software licenses, maintenance, and services, the Company accounts for individual goods or services as separate performance obligations if they are distinct or as a combined performance obligation if non-distinct.

We determined that the identification of distinct performance obligations is a critical audit matter. Significant judgment can be required to identify the promised goods or services in a contract and evaluate whether they are distinct performance obligations.

Auditing these elements involved especially challenging auditor judgment, due to the nature and extent of audit effort required to address these matters.

The primary procedures we performed to address this critical audit matter included:

•Evaluating management’s accounting policies and practices, including management’s judgments relating to the identification of promised goods or services and evaluation of whether they are distinct or non-distinct performance obligations.

•Testing management’s identification of distinct performance obligations in revenue contracts through the inspection of a sample of revenue contracts and underlying order documents.

/s/ BDO USA, P.C.
We have served as the Company's auditor since 2022.
Chicago, Illinois
December 16, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Mitek Systems, Inc.
San Diego, California

Opinion on Internal Control over Financial Reporting

We have audited Mitek Systems, Inc.’s (the “Company’s”) internal control over financial reporting as of September 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of September 30, 2024, based on the COSO criteria.

We do not express an opinion or any other form of assurance on management’s statements referring to any corrective actions taken by the Company after the date of management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of September 30, 2024 and 2023, the related consolidated statements of operations and other comprehensive income (loss), stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2024, and the related notes (collectively referred to as “the financial statements”) and our report dated December 16, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses were identified regarding the following:

1)Management did not maintain effective controls related to the financial statement close process to ensure the completeness and accuracy of certain amounts and disclosures, specifically related to balance sheet account reconciliations and the Company’s review and preparation of the consolidation and financial statements.
2)Management did not design and maintain effective controls to ensure proper revenue recognition, including the accounting review of customer contracts.
3)Management did not perform sufficient risk assessment procedures in order to design and implement effective controls, including consideration of improper segregation of duties, for substantially all of the Company's financial statement areas.
4)Management did not design or maintain controls to verify the completeness and accuracy of information used by control owners in the operation of controls across substantially all of the Company’s financial statement areas.
5)Management did not maintain sufficient evidence of the operation of certain management review controls and activity level controls across substantially all of the Company's financial statement areas.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 financial statements, and this report does not affect our report dated December 16, 2024, on those financial statements.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.
Chicago, Illinois
December 16, 2024

MITEK SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS
(amounts in thousands except share data)

	September 30,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$93,456	$58,913
Short-term investments	36,884	74,700
Accounts receivable, net	31,682	32,132
Contract assets, current portion	15,818	18,355
Prepaid expenses	4,514	3,513
Other current assets	2,697	2,396
Total current assets	185,051	190,009
Long-term investments	11,410	1,304
Property and equipment, net	2,564	2,829
Right-of-use assets	4,662	4,140
Intangible assets, net	54,137	64,674
Goodwill	131,574	123,548
Deferred income tax assets	19,145	11,645
Contract assets, non-current portion	3,620	5,579
Other non-current assets	1,590	1,647
Total assets	$413,753	$405,375
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$7,236	$7,589
Accrued payroll and related taxes	10,324	10,554
Accrued liabilities(1)	424	26
Accrued interest payable	205	305
Income tax payables	162	4,329
Deferred revenue, current portion	21,231	17,360
Lease liabilities, current portion	805	1,902
Acquisition-related contingent consideration	—	7,976
Other current liabilities(1)	1,760	1,456
Total current liabilities	42,147	51,497
Convertible senior notes	143,601	135,516
Deferred revenue, non-current portion	753	957
Lease liabilities, non-current portion	4,230	2,867
Deferred income tax liabilities	3,889	6,476
Other non-current liabilities	4,332	2,874
Total liabilities	198,952	200,187
Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.001 par value, 1,000,000 shares authorized, none issued and outstanding, as of September 30, 2024 and 2023	—	—
Common stock, $0.001 par value, 120,000,000 shares authorized, 44,998,939 and 45,591,199 issued and outstanding, as of September 30, 2024 and 2023, respectively	45	46
Additional paid-in capital	247,326	228,691
Accumulated other comprehensive loss	(2,302)	(14,237)
Accumulated deficit	(30,268)	(9,312)
Total stockholders’ equity	214,801	205,188
Total liabilities and stockholders’ equity	$413,753	$405,375
(1) September 30, 2023 consolidated balance sheet reflects reclassifications to conform to the current year presentation.

See accompanying notes to consolidated financial statements.

MITEK SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(amounts in thousands except per share data)

	For the twelve months ended September 30,
	2024	2023	2022
Revenue
Software and hardware	$81,872	$88,374	$72,928
Services and other	90,211	84,178	71,876
Total revenue	172,083	172,552	144,804
Operating costs and expenses
Cost of revenue—software and hardware (exclusive of depreciation & amortization)	309	1,413	1,576
Cost of revenue—services and other (exclusive of depreciation & amortization)	24,086	21,538	18,432
Selling and marketing	40,769	40,551	38,841
Research and development	34,642	28,988	30,192
General and administrative	52,993	43,338	26,591
Amortization and acquisition-related costs	15,291	19,046	15,172
Restructuring costs	1,762	2,114	1,800
Total operating costs and expenses	169,852	156,988	132,604
Operating income (loss)	2,231	15,564	12,200
Interest expense	9,259	9,063	8,232
Other income (expense), net	6,119	3,840	(366)
Income (loss) before income taxes	(909)	10,341	3,602
Income tax benefit (provision)	4,187	(2,314)	92
Net income (loss)	$3,278	$8,027	$3,694
Net income (loss) per share—basic	$0.07	$0.18	$0.08
Net income (loss) per share—diluted	$0.07	$0.17	$0.08
Shares used in calculating net income (loss) per share—basic	46,560	45,533	44,595
Shares used in calculating net income (loss) per share—diluted	47,468	46,461	45,780
Comprehensive income (loss)
Net income (loss)	$3,278	$8,027	$3,694
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	11,634	13,093	(27,559)
Unrealized gain (loss) on investments, net of tax of $93, $273, and $87	301	889	283
Other comprehensive income (loss), net of tax	11,935	13,982	(27,276)
Comprehensive income (loss)	$15,213	$22,009	$(23,582)

See accompanying notes to consolidated financial statements.

MITEK SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(amounts in thousands)

	Common Stock		Additional Paid-In Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount		Shares	Amount
Balance, September 30, 2021	44,169	$44	$199,935	(8)	$(140)	$(943)	$(6,066)	$192,830
Exercise of stock options	35	—	238	—	—	—	—	238
Settlement of restricted stock units	1,075	1	(1)	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	129	—	1,487	—	—	—	—	1,487
Acquisition-related shares issued	203	—	1,836	—	—	—	—	1,836
Stock-based compensation expense	—	—	13,346	—	—	—	—	13,346
Repurchases and retirements of common stock	(931)	(1)	(348)	8	140	—	(14,967)	(15,176)
Components of comprehensive income (loss), net of tax:
Net income (loss)	—	—	—	—	—	—	3,694	3,694
Currency translation adjustment	—	—	—	—	—	(27,559)	—	(27,559)
Change in unrealized gain (loss) on investments	—	—	—	—	—	283	—	283
Balance, September 30, 2022	44,680	$44	$216,493	—	$—	$(28,219)	$(17,339)	$170,979
Exercise of stock options	100	—	727	—	—	—	—	727
Settlement of restricted stock units	689	2	(2)	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	122	—	1,010	—	—	—	—	1,010
Stock-based compensation expense	—	—	10,463	—	—	—	—	10,463
Components of comprehensive income (loss), net of tax:
Net income (loss)	—	—	—	—	—	—	8,027	8,027
Currency translation adjustment	—	—	—	—	—	13,093	—	13,093
Change in unrealized gain (loss) on investments	—	—	—	—	—	889	—	889
Balance, September 30, 2023	45,591	$46	$228,691	—	$—	$(14,237)	$(9,312)	$205,188
Exercise of stock options	274	—	1,889	—	—	—	—	1,889
Settlement of restricted stock units	975	1	(1)	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	89	—	652	—	—	—	—	652
Acquisition-related shares issued	311	—	3,471	—	—	—	—	3,471
Stock-based compensation expense	—	—	12,624	—	—	—	—	12,624
Repurchases and retirements of common stock	(2,241)	(2)	—	—	—	—	(24,234)	(24,236)
Components of comprehensive income (loss), net of tax:
Net income (loss)	—	—	—	—	—	—	3,278	3,278
Currency translation adjustment	—	—	—	—	—	11,634	—	11,634
Change in unrealized gain (loss) on investments	—	—	—	—	—	301	—	301
Balance, September 30, 2024	44,999	$45	$247,326	—	$—	$(2,302)	$(30,268)	$214,801

See accompanying notes to consolidated financial statements.

MITEK SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(amounts in thousands)

	For the twelve months ended September 30,
	2024	2023	2022
Operating activities:
Net income (loss)	$3,278	$8,027	$3,694
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation expense	12,624	10,463	13,346
Amortization of intangible assets	15,156	16,992	13,547
Amortization of costs capitalized to obtain revenue contracts(1)	1,662	1,514	1,306
Depreciation and amortization	1,755	1,727	1,401
Bad debt expense(1)	647	737	469
Amortization of investment premiums & other	(2,624)	(722)	1,684
Accretion and amortization on debt securities	8,085	7,546	7,053
Net changes in estimated fair value of acquisition-related contingent consideration	136	2,056	(1,358)
Deferred taxes	(10,434)	(5,496)	(8,988)
Changes in assets and liabilities, net of acquisitions:
Accounts receivable(1)	489	3,579	(19,473)
Contract assets	4,600	(12,471)	(3,095)
Other assets(1)	(1,534)	(2,638)	(889)
Accounts payable	(450)	2,535	2,183
Accrued payroll and related taxes	240	18	(2,195)
Income taxes payable	(4,560)	5,577	422
Deferred revenue	3,221	(5,217)	9,950
Restructuring accrual	—	(977)	991
Other liabilities	(603)	(1,664)	1,071
Net cash provided by (used in) operating activities	31,688	31,586	21,119
Investing activities:
Purchases of investments	(62,433)	(71,733)	(47,818)
Maturities of investments(1)	92,617	66,250	90,822
Sales of investments(1)	—	—	82,494
Acquisitions, net of cash acquired	—	(267)	(122,672)
Purchases of property and equipment, net	(1,438)	(1,034)	(1,126)
Net cash provided by (used in) investing activities	28,746	(6,784)	1,700
Financing activities:
Payment of revolving credit line issuance costs	(290)	—	—
Proceeds from the issuance of equity plan common stock	1,889	1,737	1,725
Repurchases and retirements of common stock	(24,180)	—	(15,176)
Payment of acquisition-related contingent consideration	(4,641)	—	(7,656)
Proceeds from other borrowings	1,496	—	—
Principal payments on other borrowings	(156)	(36)	(36)
Net cash provided by (used in) financing activities	(25,882)	1,701	(21,143)
Foreign currency effect on cash and cash equivalents	(9)	351	71
Net increase in cash and cash equivalents	34,543	26,854	1,747
Cash and cash equivalents at beginning of period	58,913	32,059	30,312
Cash and cash equivalents at end of period	$93,456	$58,913	$32,059
Supplemental disclosures of cash flow information:
Cash paid for interest	$1,274	$1,413	$1,164
Cash paid for income taxes	$11,989	$3,836	$750
Supplemental disclosures of non-cash investing and financing activities:
Reclassification of convertible senior notes hedge and embedded conversion derivative to additional paid-in capital	$—	$—	$28,516
Acquisition-related shares issued	$3,471	$—	$1,836
Unrealized holding gain (loss) on available-for-sale investments	$301	$889	$283
1) Consolidated statements of cash flows for the twelve months ended September 30, 2023 and September 30, 2022 reflect revisions and reclassifications to conform to the current year presentation.
See accompanying notes to consolidated financial statements.

MITEK SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE TWELVE MONTHS ENDED SEPTEMBER 30, 2024, 2023, AND 2022

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Nature of Operations
Mitek Systems, Inc. (“Mitek,” the “Company,” “we,” “us,” and “our”) is a provider of mobile image capture and digital identity verification solutions. We are a software development company with expertise in artificial intelligence and machine learning. We currently serve more than 7,900 financial services organizations and leading marketplace and financial technology (“fintech”) brands around the globe. Mitek markets and sells its products and services worldwide through internal, direct sales teams located in the U.S., Europe, and Latin America as well as through channel partners. Our partner sales strategy includes channel partners who are financial services technology, and identity verification providers. These partners integrate our products into their solutions to meet the needs of their customers, typically provisioning Mitek services through their respective platforms.
Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.
Reclassifications and Revisions
A reclassification has been made to the prior periods’ consolidated financial statements in order to conform to the current period presentation. Accrued liabilities were included in the other current liabilities line in the consolidated balance sheet as of September 30, 2023, however, they have been presented separately in the consolidated balance sheet as of September 30, 2024 so that the total of the other current liabilities line is less than five percent of total current liabilities.
Certain amounts within the prior period’s consolidated statement of cash flows have been reclassified and revised to conform to the current period presentation. Within “Changes in assets and liabilities, net of acquisitions,” “Income taxes payable,” which had previously been combined with “Other liabilities,” was reclassified as a separate line item. Within “Investing activities,” “Sales of investments” and “Maturities of investments” were previously combined as “Sales and maturities of investments” and were reclassified as separate line items. Non-cash expense associated with amortization of costs capitalized to obtain revenue contracts and bad debt expense were revised to be presented separately as adjustments to reconcile net income to net cash provided by operating activities. The reclassifications and revisions, which are considered to be immaterial to the previously issued consolidated financial statements for the corresponding prior periods in fiscal 2023 and 2022, had no impact on net cash provided by operating activities or investing activities and did not change other amounts reported within the consolidated balance sheets, statements of operations and comprehensive income (loss), or statements of stockholders’ equity.
Foreign Currency
The Company has foreign subsidiaries that operate and sell products and services in various countries and jurisdictions around the world. As a result, the Company is exposed to foreign currency exchange risks. For those subsidiaries whose functional currency is not the U.S. dollar, assets and liabilities are translated into U.S. dollars equivalents at the exchange rate in effect on the balance sheet date and revenues and expenses are translated into U.S. dollars using the average exchange rate over the period. The Company’s cumulative translation adjustment balance as of September 30, 2024 and 2023 were deficits of $2.8 million and $15.1 million, respectively. Resulting currency translation adjustments are recorded in accumulated other comprehensive loss in the consolidated balance sheet. The Company recorded net gains resulting from foreign exchange translation of $11.6 million and $13.1 million for the twelve months ended September 30, 2024 and 2023, respectively. The Company recorded net losses resulting from foreign exchange translation of $27.6 million for the twelve months ended September 30, 2022. The Company recorded net gains in the consolidated statements of operations and comprehensive income (loss) resulting from foreign exchange transactions of $1.0 million for the twelve months ended September 30, 2024. The Company recorded net losses in net income resulting from foreign exchange transactions of $0.7 million and $0.8 million for the twelve months ended September 30, 2023 and 2022, respectively.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, deferred taxes, and related disclosure of contingent assets and liabilities. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ materially from those estimates. These estimates include, but are not limited to, assessing the collectability of accounts receivable, estimation of the value of stock-based compensation awards, fair value of assets and liabilities acquired, useful lives of intangible assets, standalone selling price related to revenue recognition, contingent consideration, and income taxes.
Revenue Recognition
The Company generates revenue primarily from the delivery of licenses and related services to customers (for both on premise and software as a service (“SaaS”) products), as well as the delivery of hardware and professional services. Revenue is recognized when control of these services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The Company determined revenue recognition through the following steps:
1)Identification of the contract, or contracts, with a customer
2)Identification of the performance obligations in the contract
3)Determination of the transaction price
4)Allocation of the transaction price to the performance obligations in the contract
5)Recognition of revenue when, or as, performance obligations are satisfied
Note 2 describes the nature of the Company’s primary types of revenue and the revenue recognition policies and payment terms as they pertain to the types of transactions the Company enters into with its customers.
Contract Balances: The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (billed or unbilled), contract assets, or contract liabilities (deferred revenue) on the Company’s consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice, or deferred revenue when revenue is recognized subsequent to invoicing. The Company records an unbilled receivable when revenue is recognized and it has an unconditional right to invoice and receive payment. The Company reports net contract asset or liability positions on a contract by contract basis at the end of each reporting period. Unbilled receivables are included within accounts receivable on the consolidated balance sheets and were $0.4 million and $0.9 million as of September 30, 2024 and 2023, respectively.
Contract Costs: The Company defers incremental and recoverable costs to obtain a contract, consisting primarily of sales commissions, which are payable only if a contract is obtained or renewed. Such costs are capitalized and amortized using a portfolio approach consistent with the pattern of transfer of the good or service to which the asset relates. We recognize an asset for the incremental costs of obtaining a contract with a customer if we expect the benefit of those costs to be longer than one year. We apply a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. Contract costs are recorded in other current and non-current assets in the consolidated balance sheets.
Restructuring Costs
Restructuring costs consist of employee severance obligations and other related costs. Restructuring costs were $1.8 million, $2.1 million, and $1.8 million for the twelve months ended September 30, 2024, 2023, and 2022, respectively.
Net Income (Loss) Per Share
The Company calculates net income (loss) per share in accordance with ASC Topic 260, Earnings per Share. Basic net income (loss) per share is based on the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share also gives effect to all potentially dilutive securities outstanding during the period, such as restricted stock units (“RSUs”), performance-based restricted stock units (“performance RSUs”), stock options, Performance options (defined below), and Employee Stock Purchase Plan ("ESPP") shares, if dilutive. In a period with a net loss position, potentially dilutive securities are not included in the computation of diluted net loss per share because to do so would be antidilutive, and the number of shares used to calculate basic and diluted net loss per share is the same.

For the twelve months ended September 30, 2024, 2023 and 2022, the following potentially dilutive common shares were excluded from the calculation of net income (loss) per share, as they would have been antidilutive (amounts in thousands):

	2024	2023	2022
Stock options	335	437	506
RSUs	1,646	1,455	960
ESPP common stock equivalents	8	6	7
Performance options	680	755	623
Performance RSUs	303	268	281
Convertible senior notes	7,448	7,448	7,448
Warrants	7,448	7,448	7,448
Total potentially dilutive common shares outstanding	17,868	17,817	17,273
The calculation of basic and diluted net income (loss) per share for the twelve months ended September 30, 2024, 2023 and 2022, is as follows (amounts in thousands, except per share data):

	2024	2023	2022
Net income	$3,278	$8,027	$3,694
Weighted-average shares outstanding—basic	46,560	45,533	44,595
Common stock equivalents	908	928	1,185
Weighted-average shares outstanding—diluted	47,468	46,461	45,780
Net income per share:
Basic	$0.07	$0.18	$0.08
Diluted	$0.07	$0.17	$0.08
Cash and Cash Equivalents
Cash and cash equivalents are defined as highly liquid financial instruments with original maturities of three months or less. The Company's cash and cash equivalents are composed of interest and non-interest-bearing deposits and money market funds. Cash and cash equivalents are maintained with various financial institutions.
Investments
Investments consist of corporate notes and bonds, U.S. Treasury securities, and asset-backed securities. The Company determines the appropriate designation of investments at the time of purchase and reevaluates such designation as of each balance sheet date. All of the Company’s investments are designated as available-for-sale debt securities. All investments whose maturity or sale is expected within one year are classified as “current” on the consolidated balance sheets. All other securities are classified as “long-term” on the consolidated balance sheets. All investments are recorded at their estimated fair value. Unrealized gains and losses for available-for-sale securities are included in accumulated other comprehensive income (loss), a component of stockholders’ equity.
The Company evaluates its investments to assess whether those with unrealized loss positions are other-than-temporarily impaired. Impairments are considered to be other-than-temporary if they are related to deterioration in credit risk or if it is likely that the Company will sell the securities before the recovery of its cost basis. If the Company intends to sell an impaired investment or it is more likely than not that the Company will be required to sell the investment prior to recovering its amortized cost basis, an other-than-temporary impairment is deemed to have occurred. Realized gains and losses, amortization of premiums, accretion of discounts, interest, dividend income, and declines in value judged to be other-than-temporary are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations and comprehensive income (loss).
Accounts Receivable and Allowance for Credit Losses
Trade accounts receivable are recorded at the net invoice value and are not interest bearing. The Company considers receivables past due based on the contractual payment terms. Allowances for credit losses are established based on various factors including credit profiles of the Company’s customers, contractual terms and conditions, historical payments, and current economic trends. The Company reviews its allowances by assessing individual accounts receivable over a specific aging and amount. Accounts receivable are written off on a case-by-case basis, net of any amounts that may be collected. The Company had $0.2 million and $0.1 million of write-offs to the allowance for credit losses for the twelve months ended September 30, 2024 and 2023, respectively. The Company had no write-offs for the twelve months ended September 30, 2022. The Company maintained an allowance for credit losses of $2.1 million, $1.5 million, and $0.9 million as of September 30, 2024, 2023, and 2022, respectively. Additions to the allowance were $0.7 million, $0.7 million, and $0.5 million during the twelve months ended September 30, 2024, 2023, and 2022, respectively.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, and accounts receivable. The Company reduces credit risk by placing its cash and cash equivalents with major financial institutions with high credit ratings and invests its cash equivalents in highly rated market funds. At times, to the extent eligible, such amounts may exceed federally insured limits. The Company believes that minimal credit risk exists with respect to these investments due to the credit ratings of the financial institutions that hold its short- and long-term investments.
Property and Equipment
Property and equipment are carried at cost less accumulated depreciation and amortization. The following is a summary of property and equipment as of September 30, 2024 and 2023 (amounts in thousands):

	2024	2023
Property and equipment—at cost:
Leasehold improvements	$1,195	$2,612
Machinery and equipment	2,797	3,657
Capitalized software development costs	4,343	3,610
Furniture and fixtures	707	728
	9,042	10,607
Less: accumulated depreciation and amortization	(6,478)	(7,778)
Total property and equipment, net	$2,564	$2,829
Depreciation and amortization of property and equipment are calculated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the shorter of the lease term or estimated useful life of the assets. Depreciation and amortization of property and equipment totaled $1.8 million, $1.7 million, and $1.4 million for the twelve months ended September 30, 2024, 2023, and 2022, respectively. Expenditures for repairs and maintenance are expensed when incurred. Total repairs and maintenance expenses were $0.1 million for each of the twelve months ended September 30, 2024, 2023, and 2022.
Leases
The Company determines if an arrangement is a lease at inception in accordance with ASC Topic 842, Leases (“ASC 842”). The lease term begins on the commencement date, which is the date the Company takes possession of the property, and may include options to extend or terminate the lease when it is reasonably certain that the option will be exercised. The lease term is used to determine lease classification as an operating or finance lease and is used to calculate straight-line expense for operating leases.
Right of use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make payments arising from the lease. As a practical expedient, lease agreements with lease and non-lease components are accounted for as a single lease component for all asset classes, which are comprised of real estate leases. ROU assets and lease liabilities are recognized at the commencement date based upon the present value of lease payments over the lease term. ROU assets also include prepaid lease payments and exclude lease incentives received. The Company estimates contingent lease incentives when it is probable that the Company is entitled to the incentive at lease commencement. Since the Company’s leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based upon the information available at commencement date of each lease. The determination of the incremental borrowing rate requires judgment. The Company determines the incremental borrowing rate using the Company’s current secured borrowing rate. The Company elected the short-term lease recognition exemption for all leases that qualify. Therefore, leases with an initial term of twelve months or less are not recorded on the consolidated balance sheet; instead, lease payments are recognized as lease expenses on a straight-line basis over the lease term. See Note 12 for additional details.
Operating lease assets and liabilities are recognized for leases with lease terms greater than 12 months based on the present value of the future lease payments over the lease term at the commencement date. Operating lease expense is recognized on a straight-line basis over the lease term.

Long-Lived Assets
The Company evaluates the carrying value of long-lived assets, including license agreements and other intangible assets, when events and circumstances indicate that these assets may be impaired or in order to determine whether any revision to the related useful lives should be made. This evaluation is based on management’s projections of the undiscounted future cash flows associated with each product or asset. If management’s evaluation indicates that the carrying values of these assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company did not record any impairment of long-lived assets during the twelve months ended September 30, 2024, 2023, or 2022.
Capitalized Software Development Costs
Costs incurred for the development of software that will be sold, leased, or otherwise marketed are capitalized when technological feasibility has been established. Software development costs consist primarily of compensation of development personnel and related overhead incurred to develop new products and upgrade and enhance the Company’s current products, as well as fees paid to outside consultants. Capitalization of software development costs ceases and amortization of capitalized software development costs commences when the products are available for general release. Amortization expense of capitalized development costs would be included in research and development in the consolidated statements of other comprehensive income (loss). For the twelve months ended September 30, 2024, 2023, and 2022, no software development costs were capitalized because the time period and costs incurred between technological feasibility and general release for all software product releases were not material or were not realizable. The Company had no amortization expense from capitalized software costs during the twelve months ended September 30, 2024, 2023, or 2022.
Qualifying costs related to software acquired, developed, or modified solely to meet the Company’s internal requirements, with no substantive plans to market such software at the time of development, are capitalized. Costs incurred during the preliminary planning and evaluation stage of the project and during the post-implementation operational stage are expensed as incurred. Costs incurred during the application development stage of the project are capitalized. The Company defines the design, configuration, and coding process as the application development stage. Amortization expense of capitalized development costs are included in research and development in the consolidated statements of other comprehensive income (loss). The Company capitalized $0.7 million, $0.7 million, and $0.8 million of costs related to computer software developed for internal use during the twelve months ended September 30, 2024, 2023 and 2022, respectively. The Company recognized $0.9 million, $0.7 million and $0.4 million of amortization expense from internal use software during the twelve months ended September 30, 2024, 2023 and 2022, respectively.
Goodwill and Purchased Intangible Assets
The Company’s goodwill and intangible assets resulted from prior acquisitions. Goodwill and intangible assets with indefinite useful lives are not amortized, but are tested for impairment at least annually or as circumstances indicate that their value may no longer be recoverable. In accordance with ASC Topic 350, Intangibles—Goodwill and Other (“ASC Topic 350”), the Company reviews its goodwill for impairment at least annually in its fiscal fourth quarter and more frequently if events or changes in circumstances occur that indicate a potential reduction in the fair value of its reporting unit and/or its indefinite-lived intangible asset below their respective carrying values. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate, a significant decline in the Company’s stock price, a significant decline in the Company’s projected revenue or cash flows, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, or the presence of other indicators that would indicate a reduction in the fair value of a reporting unit.
The Company’s goodwill is considered to be impaired if management determines that the carrying value of the reporting unit to which the goodwill has been assigned exceeds management’s estimate of its fair value. Based on the guidance provided by ASC Topic 350 and ASC Topic 280, Segment Reporting, management has determined that the Company operates in one segment and consists of one reporting unit. Management uses its market capitalization as of the test date of July 1 as an approximation of the fair value of the reporting unit. In the fourth quarter of fiscal 2024, management completed its annual goodwill impairment test and concluded that the Company’s goodwill was not impaired.
Intangible assets are amortized over their useful lives. Each period, the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. The carrying amounts of these assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparing the carrying amount of each asset group to the future undiscounted cash flows the asset is expected to generate. The carrying amount of such assets is reduced to fair value if the undiscounted cash flows used in the test for recoverability are less than the carrying amount of such assets. No impairment charge related to the impairment of intangible assets was recorded during the twelve months ended September 30, 2024, 2023, or 2022.

Segment Reporting
FASB ASC Topic 280, Segment Reporting, requires the use of a management approach in identifying segments of an enterprise. During the twelve months ended September 30, 2024, management determined that the Company has only one operating segment: the development, sale, and service of proprietary software solutions related to mobile imaging. The Company’s chief operating decision maker is comprised of its Chief Executive Officer and Chief Financial Officer, who review financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.
Other Borrowings
The Company has certain loan agreements with Spanish government agencies which were assumed when the Company acquired ICAR Vision Systems, S.L. (“ICAR”) in 2017. These agreements have repayment periods of five to twelve years and bear no interest. As of September 30, 2024, $2.7 million was outstanding under these agreements and approximately $0.3 million and $2.4 million is recorded in other current liabilities and other non-current liabilities, respectively, in the consolidated balance sheets. As of September 30, 2023, $1.2 million was outstanding under these agreements and $0.2 million and $1.1 million is recorded in other current liabilities and other non-current liabilities, respectively, in the consolidated balance sheets.
Guarantees
In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of FASB ASC Topic 460, Guarantees (“ASC 460”), except for standard indemnification and warranty provisions that are contained within many of the Company’s customer license and service agreements and certain supplier agreements, and give rise only to the disclosure requirements prescribed by ASC 460. Indemnification and warranty provisions contained within the Company’s customer license and service agreements and certain supplier agreements are generally consistent with those prevalent in the Company’s industry. The Company has not historically incurred significant obligations under customer indemnification or warranty provisions and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.
Income Taxes
The Company accounts for income taxes in accordance with FASB ASC Topic 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.
Management evaluates the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that represents management’s best estimate of the amount of such deferred tax assets that more likely than not will be realized. See Note 9 for additional details.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters in income tax benefit (provision) in the consolidated statements of operations and comprehensive income (loss). See Note 9 for additional details.
Stock-Based Compensation
The Company issues RSUs, stock options, Performance options, and Performance RSUs as awards to its employees. Stock-based compensation expense is measured based on the closing stock price of its common stock, par value $0.001 (“Common Stock”) on the date of grant for RSUs. Additionally, eligible employees may participate in the Company’s ESPP. Employee stock awards are measured at fair value on the date of grant and expense is recognized using the straight-line single-option method in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (“ASC 718”). Forfeitures are recorded as they occur. The Company estimates the fair value of stock options and ESPP shares using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The expected term of options granted is derived from historical data on employee exercises and post-vesting employment termination behavior. The risk-free rate selected to value any particular grant is based on the U.S. Treasury rate that corresponds to the expected life of the grant effective as of the date of the grant. The expected volatility is based on the historical volatility of the Company’s stock price. The Company issues shares upon settlement of employee awards from the available shares of the equity plan the award was granted from and does not repurchase shares in subsequent periods. These factors could change in the future, affecting the determination of stock-based compensation expense in future periods.

The Company estimates the fair value of Performance options, Performance RSUs, and similar awards using the Monte-Carlo simulation. The Monte-Carlo simulation requires subjective assumptions, including the Company’s valuation date stock price, the annual risk-free interest rate, expected volatility, the probability of reaching the stock performance targets, and a 20-trading-day average stock price.
Cost of Revenue
Cost of revenue includes personnel costs related to billable services and software support, direct costs associated with our hardware products and hosting costs. Depreciation and amortization that are excluded from cost of revenue are included in research and development and selling and marketing on the consolidated statement of operations and other comprehensive income (loss).
Advertising Expense
Advertising costs are expensed as incurred and totaled $1.4 million, $1.2 million and $1.1 million during the twelve months ended September 30, 2024, 2023, and 2022, respectively.
Research and Development
Research and development costs are expensed in the period incurred.
Comprehensive Income (Loss)
Comprehensive income (loss) consists of net income (loss), unrealized gains and losses on available-for-sale securities, and foreign currency translation adjustments.
Adjustments
During 2024, certain adjustments were recorded to current period financial statement amounts that relate to prior period activity. These adjustments resulted in an increase to revenue in 2024 of $1.4 million, a decrease to stock-based compensation expense within total operating expenses of $0.5 million, and a resulting increase to operating income of $1.9 million. The adjustments are not considered material to the current or prior period financial statements.
Recently Adopted Accounting Pronouncements
The Company did not adopt any new accounting pronouncements in the twelve months ended September 30, 2024.
Recently Issued Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which requires additional operating segment disclosures in annual and interim consolidated financial statements. ASU 2023-07 is effective for annual periods beginning after December 15, 2023 and for interim periods beginning after December 15, 2024 on a retrospective basis, with early adoption permitted. The Company is evaluating the effect of adopting ASU 2023-07.
In December 2023, the FASB issued an Accounting Standards Update (“ASU”) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures amending existing income tax disclosure guidance, primarily requiring more detailed disclosure for income taxes paid and the effective tax rate reconciliation. The ASU is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted and can be applied on either a prospective or retroactive basis. The Company is currently evaluating the ASU to determine its impact on its income tax disclosures.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04) and also issued subsequent amendments to the initial guidance (collectively, Topic 848). Topic 848 provides optional guidance for contract modifications and certain hedging relationships associated with the transition from reference rates that are expected to be discontinued. The Company will adopt Topic 848 when the relevant contracts are modified upon transition to alternative reference rates. The Company does not expect the adoption of Topic 848 will have a material impact on the consolidated financial statements.
No other new accounting pronouncement issued or effective during the twelve months ended September 30, 2024 had, or are expected to have, a material impact on the Company’s consolidated financial statements.

2. REVENUE RECOGNITION
Nature of Goods and Services

The following is a description of principal activities from which the Company generates its revenue. Contracts with customers are evaluated on a contract-by-contract basis as contracts may include multiple types of goods and services as described below.
Software and Hardware
Software and hardware revenue is generated from on premise software license sales, as well as sales of hardware scanner boxes and on premise appliance products. Software is typically sold as a time-based license with a term of one to three years. For software license agreements that are distinct, the Company recognizes software license revenue upon delivery and after evidence of a contract exists. Hardware revenue is recognized at a point in time upon shipment and after evidence of a contract exists. Our standard payment terms are generally no more than 60 days. Invoices for software are typically issued when the license is made available for customer use. Invoices for hardware products are typically issued upon delivery to the customer.
Services and Other
Services and other revenue is generated from the sale of SaaS products and services, maintenance associated with the sale of on premise software licenses and consulting and professional services. The Company’s SaaS offerings give customers the option to be charged upon their incurred usage in arrears (“Pay as You Go”), or commit to a minimum spend over their contracted period, with the ability to purchase additional transactions above the minimum during the contract term. Revenue related to Pay as You Go contracts are recognized based on the customer’s actual usage, in the period of usage. For contracts which include a minimum commitment, the Company is stand-ready to provide the services throughout the contract term, and revenue is primarily recognized on a ratable basis over the contract period including an estimate of usage above the minimum commitment. Usage above minimum commitment is estimated by looking at historical usage, expected volume, and other factors to project usage for the remainder of the contract term. The estimated usage-based revenues are constrained to the amount the Company expects to be entitled to receive in exchange for providing access to its platform. Maintenance and support services generally call for the Company to provide software updates and technical support to customers and is recognized ratably over the term of the contract as this is the period the services are delivered. If professional services are deemed to be distinct, revenue is recognized as services are performed. The Company does not view the signing of the contract or the provision of initial setup services as discrete earnings events that are distinct. Our standard payment terms are generally no more than 60 days. SaaS and maintenance services are typically invoiced annually in advance, and consulting and professional services are typically invoiced at the time of sale.
Significant Judgments in Application of the Guidance
The Company uses the following methods, inputs, and assumptions in determining amounts of revenue to recognize:
Identification of Performance Obligations
For contracts that contain multiple performance obligations, which include combinations of software licenses, maintenance, and services, the Company accounts for individual goods or services as a separate performance obligation if they are distinct. The good or service is distinct if the good or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer. If these criteria are not met, the promised goods or services are accounted for as a combined performance obligation.
Determination of Transaction Price
The transaction price is determined based on the consideration to which the Company will be entitled in exchange for transferring products or services to the customer. The Company includes any fixed charges within its contracts as part of the total transaction price. To the extent that variable consideration is not constrained, the Company includes an estimate of the variable amount, as appropriate, within the total transaction price and updates its assumptions over the duration of the contract.
Assessment of Estimates of Variable Consideration
Certain of the Company’s contracts with customers contain some component of variable consideration; however, variable consideration will only be included in the transaction price to the extent it is probable that a significant reversal of revenues recognized will not occur when the uncertainty associated with the variable consideration is resolved. The Company may constrain the estimated transaction price in the event of a high degree of uncertainty as to the final consideration amount owed because of an extended length of time over which the fees may be adjusted or due to uncertainty surrounding collectability. The Company estimates variable consideration in its contracts primarily using the expected value method as the Company believes this method represents the most appropriate estimate for this consideration, based on historical usage trends, the individual contract considerations, and its best judgment at the time.
Allocation of Transaction Price
The transaction price, including any discounts, is allocated between separate goods and services in a contract that contains multiple performance obligations based on their relative standalone selling prices. The standalone selling prices are based on the prices at which the Company separately sells each good or service. For items that are not sold separately, the Company estimates the standalone selling prices using available information such as market conditions and internally approved pricing guidelines. In certain situations, primarily transactional SaaS revenue described above, the Company allocates variable consideration to a series of distinct goods or services within a contract. The Company allocates variable payments to one or more, but not all, of the distinct goods or services or to a series of distinct goods or services in a contract when (i) the variable payment relates specifically to the Company’s efforts to transfer the distinct good or service and (ii) the variable payment is for an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to its customer.
Disaggregation of Revenue
The following table presents the Company's revenue disaggregated by major product category (amounts in thousands):

	Twelve Months Ended September 30,
	2024	2023	2022
Major product category
Deposits software and hardware	$74,108	$78,212	$64,548
Deposits services and other	29,450	25,922	22,013
Deposits revenue	103,558	104,134	86,561
Identity verification software and hardware	7,764	10,162	8,380
Identity verification services and other	60,761	58,256	49,863
Identity verification revenue	68,525	68,418	58,243
Total revenue	$172,083	$172,552	$144,804
Contract Balances
The following table provides information about accounts receivable, contract assets and contract liabilities from contracts with customers as of (amounts in thousands):

	September 30, 2024	September 30, 2023	September 30, 2022
Accounts receivable, net	$31,682	$32,132	$35,922
Contract assets, current	15,818	18,355	7,037
Contract assets, non-current	3,620	5,579	4,218
Contract liabilities (deferred revenue), current	21,231	17,360	21,350
Contract liabilities (deferred revenue), non-current	753	957	1,775
Contract assets primarily result from when the right to consideration is conditional upon factors other than the passage of time. Contract liabilities primarily relate to advance consideration received from customers (deferred revenue), for which transfer of control occurs, and therefore revenue is recognized as services are provided. Contract balances are reported in a net contract asset or liability position on a contract-by-contract basis at the end of each reporting period. The Company recognized $16.9 million, $19.3 million and $10.9 million of revenue during the twelve months ended September 30, 2024, 2023 and 2022 respectively, which was included in the contract liability balance at the beginning of each such period. Unbilled receivables are included within accounts receivable, net on the consolidated balance sheets and were $0.4 million and $0.9 million as of September 30, 2024 and 2023, respectively.
Transaction Price Allocated to the Remaining Performance Obligation
Remaining performance obligation represents contracted revenue that has not yet been recognized and includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to the remaining performance obligation is based on stand-alone selling price. Remaining performance obligation is influenced by several factors, including seasonality, the timing of renewals, the timing of software license deliveries, average contract terms and foreign currency exchange rates. Remaining performance obligation is also impacted by acquisitions. Unbilled portions of the remaining performance obligation denominated in foreign currencies are revalued each period based on the period end exchange rates. Remaining performance obligation is subject to future economic risks, including bankruptcies, regulatory changes and other market factors. The majority of the non-current remaining performance obligation is expected to be recognized in the next 13-36 months.
Remaining performance obligation consisted of the following as of September 30, 2024 (amounts in thousands):

2024
Current	$54,223
Non-current	26,831
Total	$81,054
Contract Costs
Contract costs included in other current and non-current assets on the consolidated balance sheets totaled $2.7 million and $2.6 million at September 30, 2024 and 2023, respectively. Contract origination costs consist primarily of: (1) sales commissions and incentive payments made to the Company’s direct and indirect sales personnel, and (2) the associated payroll taxes and fringe benefit costs associated with the payments to the Company’s employees. Contract origination costs are amortized based on the transfer of goods or services to which the asset relates, including consideration of the expected customer benefit period. Contract fulfillment costs related to goods or services transferred under a specific anticipated contract have historically been immaterial. The Company applies the practical expedient and expenses commissions when incurred if the amortization period is one year or less. These costs are included in selling and marketing expenses in the consolidated statement of operations and comprehensive income (loss) and totaled $1.7 million, $1.5 million and $1.3 million during the twelve months ended September 30, 2024, 2023 and 2022, respectively. There were no impairment losses recognized during the twelve months ended September 30, 2024, 2023 or 2022 related to capitalized contract costs.

3. BUSINESS COMBINATIONS
Acquisition of HooYu Ltd.
On March 23, 2022, the Company completed the acquisition (“HooYu Acquisition”) of HooYu Ltd (“HooYu”) pursuant to the Purchase Agreement (the “Purchase Agreement”) dated March 23, 2022, by and among the Company and certain persons identified in the Purchase Agreement (the “Sellers”). Pursuant to the Purchase Agreement, the Company, among other things, acquired 100% of the outstanding share capital of HooYu, a leading global customer onboarding platform designed to increase the integrity of KYC and maximize the success of customer onboarding. As consideration for the HooYu Acquisition, the Company paid aggregate consideration in the amount of $129.1 million (the “Closing Consideration”), as such amount may be adjusted for transaction expenses and indebtedness. Pursuant to the Purchase Agreement, $1.6 million was withheld as a reduction to the Closing Consideration and was retained by the Company for the final working capital adjustments and indemnification of certain tax matters under the Purchase Agreement.
The Company incurred $3.2 million of expense in connection with the acquisition primarily related to legal fees, outside service costs, foreign currency and realized losses on investments, and travel expense, which are included in amortization and acquisition-related costs in the consolidated statements of operations and other comprehensive income (loss).
On March 23, 2022, using cash on hand, the Company transferred an aggregate of $127.5 million to the Sellers and its third-party legal and investment advisors, net of cash acquired of $0.5 million. In July 2022 the Company paid an additional $0.4 million to the Sellers in settling final working capital.
The following table summarizes the estimated fair values of the assets acquired and liabilities assumed from the HooYu as of the acquisition date (amounts in thousands):

HooYu
Accounts receivable	$1,234
Property, plant, and equipment	504
Other current assets	630
Intangible assets	73,100
Goodwill	74,206
Current liabilities	(2,264)
Deferred revenue	(2,612)
Deferred income tax liabilities	(16,896)
Net assets acquired	$127,902
The goodwill recognized is due to expected market participant synergies and other factors and is not expected to be deductible for income tax purposes. The Company estimated the fair value of identifiable acquisition-related intangible assets with definite lives primarily based on discounted cash flow projections that were estimated to arise from these assets. The Company exercised significant judgment with regard to assumptions used in the determination of fair value such as with respect to revenue growth rates, discount rates and the determination of the estimated useful lives of the intangible assets. The following table summarizes the estimated fair values and estimated useful lives of intangible assets with definite lives acquired from the HooYu Acquisition as of the acquisition date (amounts in thousands, except for years):

	Amortization Period	Amount assigned
Completed technologies	7.0 years	$61,400
Customer relationships	5.0 years	5,000
Trade name	5.0 years	6,100
Covenants not to compete	3.0 years	$600
Total intangible assets acquired		$73,100
The following table summarizes the results of HooYu that are included in the Company’s consolidated results (amounts shown in thousands):

For the twelve months ended September 30,
2022
Revenue	$5,738
Net Income (loss)	$(1,587)

4. RESTRUCTURING
Restructuring costs consist of employee severance obligations and other related costs and are recorded on the consolidated statements of operations and comprehensive income. Restructuring costs in the twelve months ended September 30, 2024 related to expenses incurred to relocate employees and a restructuring that occurred in the third quarter of fiscal 2024. Restructuring costs in the twelve months ended September 30, 2023 related to a restructuring plan that was initially implemented in June and November 2022. The following table summarizes changes in the restructuring accrual during the twelve months ended September 30, 2024 and 2023 (amounts in thousands):

Balance at September 30, 2022	$901
Additional costs incurred	2,109
Payments	(3,070)
Foreign currency effect on the restructuring accrual	60
Balance at September 30, 2023	—
Costs incurred	1,762
Payments	(1,762)
Balance at September 30, 2024	$—

5. INVESTMENTS
The following tables summarize investments by type of security as of September 30, 2024 and 2023, respectively (amounts in thousands):

September 30, 2024:	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Available-for-sale securities:
U.S. Treasury, short-term	$3,841	$1	$(6)	$3,836
Commercial paper, short-term	15,964	20	—	15,984
Corporate debt securities, short-term	17,008	56	—	17,064
Corporate debt securities, long-term	11,328	84	(2)	11,410
Total	$48,141	$161	$(8)	$48,294

September 30, 2023:	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
Available-for-sale securities:
U.S. Treasury, short-term	$40,329	$1	$(76)	$40,254
Corporate debt securities, short-term	34,545	—	(99)	34,446
U.S. Treasury, long-term	1,371	—	(67)	1,304
Total	$76,245	$1	$(242)	$76,004
No other-than-temporary impairment charges were recognized in the twelve months ended September 30, 2024, 2023, and 2022. The Company had no realized gain or loss from the sale of available-for-sale securities during each of the twelve months ended September 30, 2024 and 2023. The Company realized a $0.3 million loss from the sale of available-for-sale securities during the twelve months ended September 30, 2022. This amount was reclassified to the statement of operations and comprehensive income (loss) net of a tax benefit of $0.1 million.
The following table summarizes the fair market value and net carrying value of the available-for-sale securities by contractual maturity (amounts in thousands):

	Available-for-sale securities
	Cost	Fair Market Value
Due within 1 year	$36,813	$36,884
Due in 1 to 5 years	11,328	11,410
Total	$48,141	$48,294

6. FAIR VALUE MEASUREMENT
FASB ASC Topic 820, Fair Value Measurements (“ASC 820”) defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. ASC 820 describes a fair value hierarchy based on the following three levels of inputs that may be used to measure fair value, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which consists of the following:
•Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and
•Level 3: Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables represent the fair value hierarchy of the Company’s investments as of September 30, 2024 and 2023, respectively (amounts in thousands):

September 30, 2024	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Short-term investments:
U.S. Treasury	$3,836	$—	$3,836	$—
Commercial paper	15,984	—	15,984	—
Corporate debt securities	17,064	—	17,064	—
Total short-term investments at fair value	36,884	—	36,884	—
Long-term investments:
Corporate debt securities	11,410	—	11,410	—
Total long-term investments at fair value	11,410	—	11,410	—

Total assets at fair value	$48,294	$—	$48,294	$—

September 30, 2023	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Short-term investments:
U.S. Treasury	$40,254	$40,254	$—	$—
Corporate debt securities	34,446	—	34,446	—
Total short-term investments at fair value	74,700	40,254	34,446	—
Long-term investments:
U.S. Treasury	1,304	1,304	—	—
Total long-term investments at fair value	1,304	1,304	—	—

Total assets at fair value	$76,004	$41,558	$34,446	$—

Liabilities:
Current liabilities:
Acquisition-related contingent consideration	$7,976	$—	$7,976	$—
Total liabilities at fair value	$7,976	$—	$7,976	$—
During the twelve months ended September 30, 2024, the Company transferred certain amounts within the fair value hierarchy. U.S. Treasury securities at September 30, 2024 are now reported as Level 2 fair value instruments rather than Level 1 based on market activity.
As of September 30, 2023, the fair value of acquisition-related contingent consideration for earnout payments associated with the acquisition of ID R&D, Inc. (the “ID R&D Acquisition”), was approximately $8.0 million. The earnout payments consisted of cash payments and issuances of Common Stock. At September 30, 2023, the fair value of contingent consideration expected to be settled in a variable number of shares of Common Stock was measured using the most recent closing price of the Company’s common stock on that date, as reported by the Nasdaq Capital Market. As the final earnout payments were known as of September 30, 2023, the inputs used to estimate the fair value of acquisition-related contingent consideration were determined to be Level 2. The contingent consideration was settled during the three months ended December 31, 2023.
The following table includes a roll-forward of the contingent consideration liability (amounts in thousands):

Balance at September 30, 2022	$5,920
Expenses recorded due to changes in fair value	2,056
Balance at September 30, 2023	7,976
Expenses recorded due to changes in fair value	136
Cash payment of contingent consideration associated with the ID R&D Acquisition	(4,641)
Issuance of common stock as contingent consideration associated with the ID R&D Acquisition	(3,471)
Balance at September 30, 2024	$—

7. GOODWILL AND INTANGIBLE ASSETS
Goodwill
The Company had a goodwill balance of $131.6 million and $123.5 million at September 30, 2024 and 2023, respectively, representing the excess of costs over the fair value of assets of businesses acquired. The following table summarizes changes in the balance of goodwill (amounts in thousands):

Balance at September 30, 2022	$115,632
Foreign currency effect on goodwill	7,916
Balance at September 30, 2023	123,548
Foreign currency effect on goodwill	8,026
Balance at September 30, 2024	$131,574
There was no impairment loss recognized related to goodwill in the twelve months ended September 30, 2024, 2023 or 2022.
Intangible Assets
Intangible assets include the value assigned to purchased completed technology, customer relationships, trade names, and covenants not to compete. The estimated useful lives for all of these intangible assets range from three to seven years and they are amortized on a straight-line basis. Intangible assets as of September 30, 2024 and 2023 are summarized as follows (amounts in thousands, except for years):

September 30, 2024:	Weighted Average Amortization Period (in years)	Cost	Accumulated Amortization	Net
Completed technologies	7.0	$88,435	$40,104	$48,331
Customer relationships	5.0	5,000	2,483	2,517
Trade names	5.0	6,470	3,278	3,192
Covenants not to compete	3.0	$600	$503	97
Total intangible assets		$100,505	$46,368	$54,137

September 30, 2023:	Weighted Average Amortization Period (in years)	Cost	Accumulated Amortization	Net
Completed technologies	6.9	$95,761	$39,254	$56,507
Customer relationships	4.7	25,168	21,396	3,772
Trade names	5.0	7,088	2,967	4,121
Covenants not to compete	3.0	600	326	274
Total intangible assets		$128,617	$63,943	$64,674

Amortization expense related to acquired intangible assets was $15.2 million, $17.0 million, and $13.5 million for the twelve months ended September 30, 2024, 2023, and 2022, respectively, and is recorded within amortization and acquisition-related costs on the consolidated statements of operations and comprehensive income (loss). There were no impairment losses recognized related to intangible assets in the twelve months ended September 30, 2024, 2023, and 2022.

The estimated future amortization expense related to intangible assets for each of the five succeeding fiscal years is expected to be as follows (amounts in thousands):

Estimated Future Amortization Expense
2025	$14,467
2026	13,199
2027	11,982
2028	10,209
2029	4,280
Total	$54,137

8. STOCKHOLDERS’ EQUITY
Stock-Based Compensation Expense
The following table summarizes stock-based compensation expense related to RSUs, Performance RSUs, stock options, and ESPP shares for the twelve months ended September 30, 2024, 2023, and 2022, which were allocated as follows (amounts in thousands):

	2024	2023	2022
Cost of revenue	$574	$468	$289
Selling and marketing	3,041	3,023	4,383
Research and development	3,368	2,757	3,701
General and administrative	5,641	4,215	4,973
Stock-based compensation expense included in expenses	$12,624	$10,463	$13,346
As of September 30, 2024, the Company had $21.8 million of unrecognized compensation expense expected to be recognized over a weighted-average period of approximately 2.2 years.
2020 Incentive Plan
In January 2020, the Company’s Board of Directors (the “Board”) adopted the Mitek Systems, Inc. 2020 Incentive Plan (the “2020 Plan”) upon the recommendation of the Compensation Committee of the Board. On March 4, 2020, the Company’s stockholders approved the 2020 Plan. The total number of shares of Common Stock reserved for issuance under the 2020 Plan is 9,608,000 shares plus such number of shares, not to exceed 107,903, as remained available for issuance under the 2002 Stock Option Plan, 2006 Stock Option Plan, 2010 Stock Option Plan, and 2012 Incentive Plan (collectively, the “Prior Plans”) as of January 17, 2020, plus any shares underlying awards under the Prior Plans that are terminated, forfeited, cancelled, expire unexercised or are settled in cash after January 17, 2020. As of September 30, 2024, (i) 2,281,943 RSUs and 699,458 Performance RSUs were outstanding under the 2020 Plan, (ii) 4,671,484 shares of Common Stock were reserved for future grants under the 2020 Plan, and (iii) stock options to purchase an aggregate of 244,531 shares of Common Stock and no RSUs were outstanding under the Prior Plans.
On October 2, 2023, the Company held an annual meeting of its stockholders (the “Annual Meeting”). At the Annual Meeting, the Company’s stockholders approved an amendment and restatement of the 2020 Plan to increase the number of shares authorized for issuance thereunder by 5,108,000 shares (the 2020 Plan as so amended and restated, the “A&R 2020 Plan”).
The A&R 2020 Plan had been previously approved, subject to stockholder approval, by the Board, upon recommendation of the Compensation Committee of the Board, on August 9, 2023. A summary of the A&R 2020 Plan was included in the Company’s definitive proxy statement for the Annual Meeting filed with the U.S. Securities and Exchange Commission on August 22, 2023, as supplemented and amended on September 19, 2023 (the “Proxy Statement”).
Employee Stock Purchase Plan
In January 2018, the Board adopted the ESPP. On March 7, 2018, the Company’s stockholders approved the ESPP. The total number of shares of Common Stock reserved for issuance thereunder is 1,000,000 shares. As of September 30, 2024, (i) 817,869 shares have been issued to participants pursuant to the ESPP and (ii) 182,131 shares of Common Stock were reserved for future purchases under the ESPP. The Company commenced the initial offering period on April 2, 2018.
The ESPP enables eligible employees to purchase shares of Common Stock at a discount from the market price through payroll deductions, subject to certain limitations. Eligible employees may elect to participate in the ESPP only during an open enrollment period. The offering period immediately follows the open enrollment window, at which time ESPP contributions are withheld from the participant's regular paycheck. The ESPP provides for a 15% discount on the market value of the stock at the lower of the grant date price (first day of the offering period) and the purchase date price (last day of the offering period). The Company recognized $0.2 million, $0.3 million and $0.4 million in stock-based compensation expense related to the ESPP during each of the twelve months ended September 30, 2024, 2023, and 2022, respectively. As of September 30, 2024, the Company had $0.2 million of unrecognized compensation expense related to the ESPP, which is expected to be recognized over a weighted-average period of approximately 0.4 years.
Director Restricted Stock Unit Plan
In January 2011, the Board adopted the Mitek Systems, Inc. Director Restricted Stock Unit Plan, as amended and restated (the “Director Plan”). On March 10, 2017, the Company's stockholders approved an amendment to the Director Plan to increase the number of shares of Common Stock available for future grants. The total number of shares of Common Stock reserved for issuance thereunder is 1,500,000 shares. The Director Plan expired on December 31, 2022. As of September 30, 2024, (i) 166,986 RSUs were outstanding under the Director Plan and (ii) no shares of Common Stock were reserved for future grants under the Director Plan.
Stock Options
The following table summarizes stock option activity under the Company’s equity plans during the twelve months ended September 30, 2024, 2023, and 2022:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at September 30, 2021	816,717	$7.42	5.8	$9,046
Granted	—	—
Exercised	(35,625)	6.68		279
Canceled	—	—
Outstanding at September 30, 2022	781,092	7.46	3.7	1,512
Granted	—	—
Exercised	(98,952)	7.44		338
Canceled	(30,871)	9.49
Outstanding at September 30, 2023	651,269	7.37	3.6	2,185
Granted	—	—
Exercised	(189,559)	5.82		976
Canceled	—	—
Outstanding at September 30, 2024	461,710	8.00	2.7	1,183
Vested and Expected to Vest at September 30, 2024	461,710	8.00	2.7	1,183
Exercisable at September 30, 2024	461,710	$8.00	2.7	$1,183
The Company recognized no stock-based compensation expense related to outstanding stock options during the twelve months ended September 30, 2024. The Company recognized $0.4 million and $0.5 million in stock-based compensation expense related to outstanding stock options during the twelve months ended September 30, 2023 and 2022, respectively. As of September 30, 2024, the Company had no unrecognized compensation expense related to outstanding stock options.
Aggregate intrinsic value represents the value of the Company’s closing stock price on the last trading day of the fiscal period in excess of the weighted-average exercise price, multiplied by the number of options outstanding and exercisable. There were no options granted during each of the twelve months ended September 30, 2024, 2023, or 2022.

Restricted Stock Units
The following table summarizes RSU activity under the Company’s equity plans during the twelve months ended September 30, 2024, 2023, and 2022:

	Number of Shares	Weighted- Average Fair Value Per Share
Outstanding at September 30, 2021	2,411,267	$9.99
Granted	1,272,917	14.43
Settled	(898,178)	9.57
Canceled	(344,329)	11.16
Outstanding at September 30, 2022	2,441,677	12.29
Granted	1,101,925	10.24
Settled	(665,635)	11.33
Canceled	(689,671)	12.49
Outstanding at September 30, 2023	2,188,296	11.49
Granted	1,439,138	11.13
Settled	(731,212)	11.13
Canceled	(442,592)	12.09
Outstanding at September 30, 2024	2,453,630	$11.25
The cost of RSUs is determined using the fair value of Common Stock on the award date, and the compensation expense is recognized ratably over the vesting period. The Company recognized $9.8 million, $7.1 million, and $9.4 million in stock-based compensation expense related to outstanding RSUs in the twelve months ended September 30, 2024, 2023, and 2022, respectively. As of September 30, 2024, the Company had $17.8 million of unrecognized compensation expense related to outstanding RSUs, which is expected to be recognized over a weighted-average period of approximately 2.3 years.
Performance Restricted Stock Units
The following table summarizes Performance RSU activity under the Company’s equity plans during the twelve months ended September 30, 2024, 2023, and 2022:

	Number of Shares	Weighted- Average Fair Market Value Per Share
Outstanding at September 30, 2021	528,724	$9.17
Granted	629,279	15.60
Settled	(176,864)	8.42
Canceled	(61,683)	13.51
Outstanding at September 30, 2022	919,456	13.43
Granted	325,837	10.23
Settled	(27,245)	9.25
Canceled	(487,655)	11.61
Outstanding at September 30, 2023	730,393	13.37
Granted	818,587	11.12
Settled	(232,969)	10.11
Canceled	(616,553)	12.24
Outstanding at September 30, 2024	699,458	$12.82

The cost of Performance RSUs is determined using a Monte Carlo simulation to estimate the fair value on the award date, and the compensation expense is recognized ratably over the vesting period. The Company recognized $1.7 million, $2.7 million, and $3.0 million in stock-based compensation expense related to outstanding Performance RSUs in the twelve months ended September 30, 2024, 2023, and 2022, respectively. As of September 30, 2024, the Company had $3.8 million of unrecognized compensation expense related to outstanding Performance RSUs expected to be recognized over a weighted-average period of approximately 1.7 years.
Performance Options
On November 6, 2018, as an inducement grant pursuant to Nasdaq Listing Rule 5635(c)(4), the Company’s Chief Executive Officer was granted performance options (the “Performance Options”) to purchase up to 800,000 shares of Common Stock at an exercise price of $9.50 per share, the closing market price for a share of Common Stock on the date of the grant. In November 2021, the time vesting condition was met and during the fiscal year ended September 30, 2022, the performance conditions were achieved and the Performance options vested in full. On May 31, 2024, the Company’s Chief Executive Officer was terminated and in connection with their termination the Board extended the exercise period from the standard 90 days post-termination to September 30, 2025. As a result, the Company recognized a one-time expense of $1.0 million related to the outstanding Performance Options during the twelve months ended September 30, 2024. The Company recognized no stock-based compensation expense and $0.1 million in stock-based compensation expense related to outstanding Performance Options in the twelve months ended September 30, 2023 and 2022, respectively.
Share Repurchase Program
On May 13, 2024, the Board authorized and approved a share repurchase program for up to $50 million of the currently outstanding shares of our Common Stock. The share repurchase program was effective as of May 16, 2024 and will expire on May 16, 2026. The timing, price and actual number of shares of Common Stock repurchased will depend on a variety of factors including price, market conditions and corporate and regulatory requirements. The repurchases may be made from time to time (i) through open market purchases, block trades, privately negotiated transactions, one or more trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or any combination of the foregoing, in each case in accordance with applicable laws, rules and regulations or (ii) in such other manner as will comply with the provisions of the Exchange Act. The share repurchase program does not require the Company to repurchase shares of its Common Stock and it may be discontinued, suspended or amended at any time.
The Company made purchases of $24.2 million, or approximately 2,247,504 shares, during the twelve months ended September 30, 2024 at an average price of $10.78 per share and subsequently retired the shares.

9. INCOME TAXES
Provision for Income Taxes
Income (loss) before income taxes for the twelve months ended September 30, 2024, 2023, and 2022 is comprised of the following (amounts in thousands):

	2024	2023	2022
Domestic	$10,246	$23,836	$11,483
Foreign	(11,155)	(13,495)	(7,881)
Total	$(909)	$10,341	$3,602

For the twelve months ended September 30, 2024, 2023, and 2022 the income tax benefit (provision) was as follows (amounts in thousands):

	2024	2023	2022
Current:
Federal	$(6,323)	$(4,414)	$(233)
State	(420)	(1,215)	(325)
Foreign	495	(1,023)	(1,800)
Total current benefit (provision) for income taxes	(6,248)	(6,652)	(2,358)
Deferred:
Federal	4,291	(659)	(1,400)
State	397	819	513
Foreign	5,747	4,178	3,337
Total deferred benefit (provision) for income taxes	10,435	4,338	2,450
Total tax benefit (provision)	$4,187	$(2,314)	$92
Deferred Income Tax Assets and Liabilities
Significant components of the Company’s net deferred tax assets and liabilities as of September 30, 2024 and 2023 are as follows (amounts in thousands):

	2024	2023
Deferred tax assets:
Stock-based compensation	$2,866	$2,357
Net operating loss carryforwards	12,437	11,548
Research credit carryforwards	5,398	4,336
Lease liability	1,235	1,185
Intangibles	8,408	4,606
Other, net	682	852
Total deferred assets	31,026	24,884
Deferred tax liabilities:
Right of use asset	(1,141)	(1,032)
Intangibles	(13,414)	(15,914)
Total deferred liabilities	(14,555)	(16,946)
Valuation allowance for net deferred tax assets	(1,215)	(2,769)
Net deferred tax asset	$15,256	$5,169
The net change in the total valuation allowance for the twelve months ended September 30, 2024 was a decrease of $1.6 million, due to the release of valuation allowances in certain of the Company's foreign jurisdictions. There was no material change in the total valuation allowance during the twelve months ended September 30, 2023.
Evaluating the need for and the amount of a valuation allowance for deferred tax assets often requires significant judgment and extensive analysis of all available evidence to determine whether it is more likely than not that these assets will be realizable. Mitek routinely assesses the positive and negative evidence for this realizability, including the evaluation of sustained profitability and three years of cumulative pretax income for each tax jurisdiction. Based on the overall analysis of the positive and negative evidence in each tax jurisdiction, during the twelve months ended September 30, 2024, Mitek released the valuation allowances related to certain foreign deferred tax assets. Valuation allowance releases for the year ended September 30, 2024 resulted in recognition of a portion of these deferred tax assets and a benefit to Mitek's provision for income taxes of $1.6 million.
As of September 30, 2024, the Company has no available net operating loss carryforwards for federal income tax purposes. The net operating losses for state purposes are $24.3 million, which will begin to expire in 2032. As of September 30, 2024, the Company has no available federal research and development credit carryforwards. As of September 30, 2024, the Company has available California research and development credit carryforwards, net of reserves, of $3.7 million, which do not expire. As of September 30, 2024, the Company has available foreign research and development credit carryforwards of $1.7 million, which will begin to expire in 2037.

Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the “IRC”) limit the utilization of tax attribute carryforwards that arise prior to certain cumulative changes in a corporation’s ownership. The Company has completed an IRC Section 382/383 analysis through March 31, 2017 and any identified ownership changes had no impact to the utilization of tax attribute carryforwards. Any future ownership changes may have an impact on the utilization of the tax attribute carryforwards.
Earnings from the Company's foreign subsidiaries are considered to be indefinitely reinvested. A distribution of these non-U.S. earnings in the form of dividends or otherwise would subject the Company to foreign withholding taxes and may subject the Company to U.S. federal and state taxes.
Income Tax Provision Reconciliation
The difference between the income tax benefit (provision) and income taxes computed using the U.S. federal income tax rate was as follows for the twelve months ended September 30, 2024, 2023, and 2022 (amounts shown in thousands):

	2024	2023	2022
Amount computed using statutory rate	$191	$(2,172)	$(756)
Net change in valuation allowance for net deferred tax assets	1,696	292	(1,702)
Foreign rate differential	439	504	268
Permanent differences	190	(14)	(64)
Transaction costs	—	—	(411)
State income tax	(19)	(100)	251
Research and development credits	1,754	791	1,166
Contingent consideration	(28)	(432)	285
Uncertain tax positions	(93)	(184)	(318)
Stock compensation, net	(242)	(522)	(232)
Other	299	(477)	1,605
Income tax (provision) benefit	$4,187	$(2,314)	$92
Uncertain Tax Positions
The following table reconciles the beginning and ending amount of unrecognized tax benefits for the twelve months ended September 30, 2024, 2023, and 2022 (amounts shown in thousands):

	2024	2023	2022
Gross unrecognized tax benefits at the beginning of the year	$2,985	$2,664	$2,114
Additions from tax positions taken in the current year	253	330	484
Additions from tax positions taken in prior years	—	—	66
Reductions from tax positions taken in prior years	(355)	(9)	—
Gross unrecognized tax benefits at end of the year	$2,883	$2,985	$2,664
Of the total unrecognized tax benefits at September 30, 2024, $2.5 million will impact the Company’s effective tax rate. The Company does not anticipate that there will be a substantial change in unrecognized tax benefits within the next twelve months.
The Company recognized interest and penalties related to unrecognized tax benefits in the income tax provision of $0.1 million in twelve months ended September 30, 2024, and none were recognized in each of the twelve months ended 2023 or 2022. Interest and penalties accrued as of September 30, 2024 were $0.1 million and none were accrued as of September 30, 2023.
The Company is subject to income taxation in the U.S. at the federal and state levels. All tax years are subject to examination by U.S., California, and other state tax authorities due to the utilization of carryforwards in recent years and due to the carryforward of unutilized net operating losses and tax credits. The Company is also subject to foreign income taxes in the countries in which it operates. To the Company’s knowledge, the Company is not currently under examination by any taxing authorities.

10. DEBT
Convertible Senior Notes
The carrying values of the 0.75% convertible notes due 2026 issued by the Company in an initial aggregate principal amount of $155.3 million (the “2026 Notes”) are as follows as of September 30, 2024 and 2023 (amounts in thousands):

	2024	2023
2026 Notes:
Principal amount	$155,250	$155,250
Less: unamortized discount and issuance costs, net of amortization	(11,649)	(19,734)
Carrying amount	$143,601	$135,516
In February 2021, the Company issued $155.3 million aggregate principal amount of the 2026 Notes (including the Additional
Notes, as defined below). The 2026 Notes are senior unsecured obligations of the Company. The 2026 Notes were issued pursuant to an Indenture, dated February 5, 2021 (the “Indenture”), between the Company and UMB Bank, National Association, as trustee. The Indenture includes customary covenants and sets forth certain events of default after which the 2026 Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company after which the 2026 Notes become automatically due and payable. The Company granted the initial purchasers of the 2026 Notes (collectively, the “Initial Purchasers”) a 13-day option to purchase up to an additional $20.3 million aggregate principal amount of the 2026 Notes (the “Additional Notes”), which was exercised in full. The 2026 Notes were purchased in a transaction that was completed on February 5, 2021. As of January 13, 2024 (“Date of Noncompliance”), the Company was not in compliance with certain of the covenants in the Indenture as a result of the Company not timely filing its Form 10-K for the fiscal year ended September 30, 2023 (“Form 10-K”) with the SEC. As a result of not being in compliance, the 2026 Notes began to accrue additional special interest of 0.25% of the outstanding principal of the 2026 Notes for the 90 days after the Date of Noncompliance and 0.50% of the outstanding principal of the 2026 Notes for the 91st through 180th day after the Date of Noncompliance. The Company subsequently did not timely file its Form 10-Q for the quarter ended December 31, 2023 (the “Q1 Form 10-Q”) with the SEC. The Company then filed its Form 10-K with the SEC on March 19, 2024 and its Q1 Form 10-Q with the SEC on April 15, 2024. As of September 30, 2024, the Company was in compliance with the covenants in the Indenture.
The 2026 Notes will mature on February 1, 2026, unless earlier redeemed, repurchased or converted. The 2026 Notes bear interest from February 5, 2021 at a rate of 0.75% per year, payable semiannually in arrears on February 1 and August 1 of each year, beginning on August 1, 2021. The 2026 Notes will be convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding August 1, 2025, only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ended on June 30, 2021, if the last reported sale price per share of Common Stock exceeds 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (2) during five consecutive business days immediately after any five consecutive trading day period (such five consecutive trading day period, the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of the Common Stock on such trading day and the conversion rate on such trading day; (3) upon the occurrence of certain corporate events or distributions on the Common Stock. On or after August 1, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders may convert all or any portion of their 2026 Notes, in multiples of $1,000 principal amount, at the option of the holder regardless of the foregoing circumstances. Upon conversion, the Company may satisfy its conversion obligation by paying and/or delivering, as the case may be, cash and, if applicable at the Company’s election, shares of the Common Stock, based on the applicable conversion rate(s); provided that the Company will be required to settle conversions solely in cash unless and until the Company (i) receives stockholder approval to increase the number of authorized shares of the Common Stock and (ii) reserves such amount of shares of the Common Stock for future issuance as required pursuant to the Indenture that governs the 2026 Notes. The conversion rate for the 2026 Notes will initially be 47.9731 shares of the Common Stock per $1,000 principal amount of 2026 Notes, which is equivalent to an initial conversion price of approximately $20.85 per share of the Common Stock. The initial conversion price of the 2026 Notes represents a premium of approximately 37.5% to the $15.16 per share last reported sale price of the Common Stock on February 2, 2021. The conversion rate is subject to adjustment under certain circumstances in accordance with the terms of the Indenture.
The net proceeds from this offering were approximately $149.7 million, after deducting the Initial Purchasers’ discounts and commissions and the Company’s estimated offering expenses related to the offering. The Company used approximately $9.3 million of the net proceeds from the offering to pay the cost of the Notes Hedge (as defined below), after such cost is partially offset by the proceeds from the Warrant Transactions described below. The Initial Purchasers exercised their option to purchase Additional Notes in full and the Company used a portion of the net proceeds from the sale of such Additional Notes to enter into additional Notes Hedges, after such cost is partially offset by the proceeds from the additional Warrant Transactions, with the Option Counterparties (as defined below).
As of September 30, 2024, the number of authorized and unissued shares of Common Stock that are not reserved for other purposes is sufficient to settle the 2026 Notes into equity. Accordingly, the Company has the option to settle conversions of notes through payment or delivery, as the case may be, of cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election.
In accounting for the issuance of the 2026 Notes, the conversion option of the 2026 Notes was deemed an embedded derivative requiring bifurcation from the 2026 Notes (“host contract”) and separate accounting as an embedded derivative liability, as a result of the Company not having the necessary number of authorized but unissued shares of its Common Stock available to settle the conversion option of the 2026 Notes in shares. The proceeds from the 2026 Notes were first allocated to the embedded derivative liability and the remaining proceeds were then allocated to the host contract. On February 5, 2021, the fair value of the embedded derivative liability representing the conversion option was $33.2 million and the remaining $116.5 million was allocated to the host contract. The difference between the principal amount of the 2026 Notes and the fair value of the host contract (the “debt discount”) is amortized to interest expense using the effective interest method over the term of the 2026 Notes.
In the second quarter of fiscal 2022, the stockholders of the Company approved an increase to the number of authorized shares of Common Stock, to an amount sufficient to settle the conversion of the 2026 Notes. As a result of the increase to the number of authorized shares of Common Stock, the Company reclassified the embedded conversion derivative to additional paid-in capital.
As of September 30, 2024, the embedded conversion derivative is included in additional paid-in capital in the consolidated balance sheets and will not be remeasured provided the requirements to qualify for the scope exception in ASC 815-10-15-74(a) continue to be met.
Debt issuance costs for the issuance of the 2026 Notes were approximately $5.5 million, consisting of initial purchasers' discount and other issuance costs. In accounting for the transaction costs, the Company allocated the total amount incurred to the 2026 Notes. Transaction costs were recorded as debt issuance cost (presented as contra debt in the consolidated balance sheet) and are being amortized using the effective interest method to interest expense over the term of the 2026 Notes.
The following table presents the total amount of interest cost recognized relating to the 2026 Notes (amounts in thousands):

	Twelve Months Ended September 30,
	2024	2023	2022
Contractual interest expense	$1,174	$1,615	$1,179
Amortization of debt discount and issuance costs	8,085	7,546	7,053
Total interest expense recognized	$9,259	$9,161	$8,232

The derived effective interest rate on the 2026 Notes host contract was determined to be 6.71%, which remains unchanged from the date of issuance. The remaining unamortized debt discount was $11.6 million as of September 30, 2024, and will be amortized over approximately 1.3 years. The fair value, based on a quoted market price (Level 2), of the 2026 Notes at September 30, 2024 and 2023 was approximately $146.9 million and $135.4 million, respectively.
Convertible Senior Notes Hedge and Warrants
In connection with the pricing of the 2026 Notes, the Company entered into transactions for convertible notes hedge (the “Notes Hedge”) with Bank of America, N.A., Jefferies International Limited and Goldman Sachs & Co. LLC (the “Option Counterparties”). The Notes Hedge provided the Company with the option to acquire, on a net settlement basis, approximately 7.4 million shares of Common Stock at a strike price of $20.85, which is equal to the number of shares of Common Stock that notionally underlie and correspond to the conversion price of the 2026 Notes. The Company also entered into Warrant Transactions with the Option Counterparties relating to the same number of shares of the Common Stock, subject to customary anti-dilution adjustments. The strike price of the Warrant Transactions is $26.53 per share, which represents a 75.0% premium to the last reported sale price of the Common Stock on the Nasdaq Capital Market on February 2, 2021, and is subject to certain adjustments under the terms of the Warrant Transactions.
The Company was initially required to settle the Notes Hedge in cash, as they did not qualify for the scope exception for contracts involving an issuer’s own equity in ASC 815 and were accounted for as a derivative asset. Upon initial purchase, the Notes Hedge was recorded in convertible senior notes hedge at $33.2 million in the consolidated balance sheets. In the second quarter of fiscal 2022, the stockholders of the Company approved an increase to the number of authorized shares of Common Stock, to an amount sufficient to settle the conversion of the 2026 Notes. As a result of the increase to the number of authorized shares of Common Stock, the Company reclassified the Notes Hedge to additional paid-in capital.
As of September 30, 2024, the Notes Hedge is included in additional paid-in capital in the consolidated balance sheet and will not be remeasured provided the requirements to qualify for the scope exception in ASC 815-10-15-74(a) continue to be met and the Company had not purchased any shares under the Notes Hedge.
As a result of the Warrant Transactions, the Company is required to recognize incremental dilution of earnings per share to the extent the average share price is over $26.53 for any fiscal quarter. During fiscal 2024, there was no dilution of earnings per share. The Warrant Transactions expire over a period of 80 trading days commencing on May 1, 2026 and may be settled in net shares of Common Stock or net cash at the Company’s election. Upon initial sale, the Warrant Transactions were recorded as an increase in additional paid-in capital within stockholders’ equity of $23.9 million. As of September 30, 2024, the Warrant Transactions had not been exercised and remained outstanding.

Revolving Credit Line
On February 13, 2024, the Company entered into a Loan and Security Agreement (the “Credit Agreement”) with Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (the “Bank”) that provides for a revolving line of credit whereby the Company may borrow up to $35.0 million (the “Revolving Line”) with an additional $15.0 million to be advanced under the Revolving Line at the sole discretion of the Bank. The Revolving Line is secured on a first priority basis by the Company’s assets. In connection with the Credit Agreement, the Company incurred issuance costs of $0.3 million which are amortized to interest expense using the straight-line method over the term of the Credit Agreement.
The Revolving Line terminates, and any outstanding principal amount of all advances made thereunder, and any accrued and unpaid interest thereon, become immediately due and payable on the earlier of (a) the three-year anniversary of the Closing Date and (b) the date that is within 90 days of the maturity date of the 2026 Notes if such notes are outstanding as of such date.
Borrowings under the Credit Agreement generally bear interest at a variable rate equal to (a) term SOFR plus a specified margin or (b) WSJ prime plus a specified margin, in each case which will be adjusted based on the Company’s net leverage ratio at the time of borrowing. The Company must also pay the Bank (i) a commitment fee of $87,500 and (ii) an “Unused Revolving Line Facility Fee” of 0.25% per annum of the average unused portion of the Revolving Line.
The Credit Agreement contains representations, warranties, and negative and affirmative covenants customary for transactions of this type. These include covenants limiting the ability of the Company, and any of their subsidiaries, subject to certain exceptions and baskets, to, among other things, (i) incur indebtedness, (ii) incur liens on their assets, (iii) enter into any merger or consolidation with, or acquire all or substantially all of the equity or property of, another person, (iv) dispose of any of their business or property, (v) make or permit any payment on subordinated debt, or (vi) pay any dividend, make any other distribution, or redeem any equity.
The Credit Agreement contains customary events of default and also provides that an event of default includes any default resulting in a right by third parties to accelerate maturity of indebtedness in excess of $0.5 million. If any event of default occurs and is not cured within applicable grace periods set forth in the Credit Agreement or waived, all loans and other obligations could become due and immediately payable and the facility could be terminated. In addition, the Company may be required to deposit cash with the Bank in an amount equal to 115% of any undrawn letters of credit denominated in a foreign currency.
The Credit Agreement requires the Company to maintain a net leverage ratio of no more than 2.25 to 1.00 and if the Company engages in a share repurchase program, the net leverage ratio may not exceed 2.00 to 1.00. As disclosed in Note 7, on May 13, 2024, the Board authorized and approved a share repurchase program for up to $50.0 million of the currently outstanding shares of Common Stock. As of September 30, 2024, the Company’s net leverage ratio was 1.80 to 1.00 and as such, the Company was in compliance with the net leverage ratio covenant of the Credit Agreement. There were no outstanding borrowings under the Credit Agreement as of September 30, 2024.
Other Borrowings
The Company has certain loan agreements with Spanish government agencies. These agreements have repayment periods of five to twelve years and bear no interest. As of September 30, 2024, $2.7 million was outstanding under these agreements and $0.3 million and $2.4 million is recorded in other current liabilities and other non-current liabilities, respectively, in the consolidated balance sheets. As of September 30, 2023, $1.2 million was outstanding under these agreements and $0.2 million and $1.1 million is recorded in other current liabilities and other non-current liabilities, respectively, in the consolidated balance sheets.
Maturities of principal amounts of our other borrowings as of September 30, 2024 were as follows (amounts in thousands):

Principal Amounts
2025	$279
2026	266
2027	385
2028	525
2029	356
Thereafter	886
Total	$2,697

11. COMMITMENTS AND CONTINGENCIES

Legal Proceedings
Claim Against ICAR
On June 11, 2018, a claim was filed before Court of First Instance 5 (Juzgado de Primera Instancia) of Barcelona, Spain, the first instance court in the Spanish civil procedure system, against ICAR Vision Systems, S.L. (“ICAR”). The claim, also directed towards Mr. Xavier Codó Grasa, the former controlling shareholder of ICAR and its current General Manager at the time the claim was filed, was brought by the Spanish company Global Equity & Corporate Consulting, S.L. for an alleged breach by ICAR of a services agreement entered into in the context of the sale of all of the shares in ICAR to Mitek Holding B.V., a wholly owned subsidiary of the Company. ICAR responded to the claim on September 7, 2018. After several postponements as a consequence of the COVID-19 pandemic, on March 3, 2022 the trial was held. On June 7, 2022, the Court of First Instance 5 of Barcelona issued a judgment which fully upheld the claim and declared that Mr. Xavier Codó Grasa and ICAR had to pay the amount and damages claimed by Global Equity & Corporate Consulting, S.L. equal to €0.8 million (or $0.8 million as of September 30, 2024), plus the interest accrued and the legal fees.
ICAR and Mr. Xavier Codó Grasa submitted an appeal against this judgment on July 13, 2022. Global Equity & Corporate Consulting, S.L. filed an opposition to that appeal on September 2, 2022. The next procedural step will be the voting and issuing of the ruling on the appeal. Global Equity & Corporate Consulting, S.L. requested the provisional enforcement of the judgment, asking ICAR and Mr. Xavier Codó Grasa to deposit the damages awarded plus 30% to cover the possible interests that may continue to accrue during the appeal (€1.1 million in total) with the Court.
According to the terms of the sale and purchase agreement concerning the acquisition of the shares in ICAR, Mitek Holding B.V. is to be indemnified in respect of any damages suffered by ICAR and/or Mitek Holding B.V. in respect of this claim. As a consequence, the escrow (€0.9 million) was released pursuant to the provisional enforcement of the judgment, and Mr. Xavier Codó Grasa deposited the remaining €0.2 million. Global Equity & Corporate Consulting, S.L. also requested that ICAR and Mr. Xavier Codó Grasa bear the costs of the provisional enforcement. This amounted to €16,475 for the accrued interests, and €10,995 as legal costs. ICAR and Mr. Xavier Codó Grasa have complied with this request, having such amounts charged to the damages deposited with the Court.
Third-Party Claims Against the Company’s Customers
The Company receives indemnification demands from end-user customers who received third party patentee offers to license patents and allegations of patent infringement. Some of the offers and allegations have resulted in ongoing litigation. The Company is not a party to any such litigation. License offers to and infringement allegations against the Company’s end-customers were made by Lighthouse Consulting Group, LLC; Lupercal, LLC; Pebble Tide, LLC; Dominion Harbor Group, LLC; and IP Edge, LLC, which appear to be non-practicing entities (“NPEs”)—often called “patent trolls”—and not the Company’s competitors. These NPEs may seek to extract settlements from our end-customers, resulting in new or renewed indemnification demands to the Company. At this time, the Company does not believe it is obligated to indemnify any customers or end-customers resulting from license offers or patent infringement allegations by the companies listed above. However, the Company could incur substantial costs if it is determined that it is required to indemnify any customers or end-customers in connection with these offers or allegations. Given the potential for impact to other customers and the industry, the Company is actively monitoring the offers, allegations and any resulting litigation.
Since 2018, United Services Automobile Association (“USAA”) has filed suit against various parties alleging patent infringement concerning four USAA-owned patents related to mobile deposits, including Wells Fargo Bank, N.A. (“Wells Fargo”) and PNC Bank. While these lawsuits do not name the Company as a defendant, given (among other factors) the Company’s prior history of litigation with USAA and the continued use of the Company’s products by its customers, on November 1, 2019, the Company filed a complaint in the U.S. District Court for the Northern District of California seeking declaratory judgment that its products do not infringe certain patents held by USAA (collectively, the “Subject Patents”). On January 15, 2020, USAA filed motions requesting the dismissal of the declaratory judgement of the Subject Patents and transfer of the case to the Eastern District of Texas, both of which the Company opposed. On April 21, 2020, the Court in the Northern District of California transferred the Company’s declaratory judgement action to the Eastern District of Texas and did not rule on USAA’s motion to dismiss. On April 28, 2021, the Court in the Eastern District of Texas granted USAA’s motion to dismiss the Company’s declaratory judgment action on jurisdictional grounds. The Court’s ruling did not address the merits of the Company’s claim of non-infringement. The Company appealed the ruling on the motion to dismiss and the decision to transfer the declaratory judgment action from California to Texas to the U.S. Court of Appeals for the Federal Circuit. The Federal Circuit heard oral argument on the Company’s appeal on April 4, 2022 and on May 20 2022, issued an opinion vacating and remanding the district court’s order granting USAA’s motion to dismiss. On August 1, 2022, the parties submitted additional briefing to the district court in light of Federal Circuit’s opinion. The court held another hearing on USAA’s motion to dismiss the Company’s declaratory judgment action on jurisdictional grounds, and once again granted USAA’s motion to dismiss on February 23, 2023. The Company timely filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. The appeal is fully briefed, and the Company is awaiting oral argument. The Company continues to believe that its products do not infringe the Subject Patents and will vigorously defend the right of its end-users to use its technology.

On July 29, 2022, USAA filed another patent infringement lawsuit against Truist Bank (“Truist”) in the Eastern District of Texas. The lawsuit alleges infringement of the ’090 Patent, the ’432 Patent, and the U.S. Patent No. 11,182,753 (“the ’753 Patent”). The Company was not named as a defendant or mentioned in connection with any alleged infringement. On October 5, 2022, Truist’s integration partner, NCR Corporation, sent an indemnification demand to the Company requesting indemnification from all claims related to the lawsuit. For the same reasons discussed above in connection with the PNC Lawsuits, the Company does not believe it is obligated to indemnify NCR Corporation or end-users of NCR Corporation resulting from the patent infringement allegations by USAA. On October 7, 2022, Truist filed a motion to transfer venue to the Western District of North Carolina. The motion was denied on April 8, 2023. On December 30, 2022, Truist filed a motion for leave to file counterclaims against USAA alleging patent infringement of U.S. Patent Nos. 7,336,813; 7,519,214; 8,136,721; and 9,760,797, which was granted on April 8, 2023. On March 13, 2023, USAA moved for leave to file a First Amended Complaint, adding an additional allegation of patent infringement of U.S. Patent No. 11,544,944 (“the ’944 Patent”). On April 4, 2023, Truist sent another indemnification demand to the Company requesting indemnification related to the lawsuit. On May 3, 2023, USAA moved for leave to file a Second Amended Complaint, adding an additional allegation of patent infringement of U.S. Patent No. 11,625,770 (“the ’770 Patent”). On May 30, 2023, Truist sent another indemnification demand to the Company requesting indemnification related to the Second Amended Complaint. On October 6, 2023, the parties filed a Notice of Settlement and Joint Motion and Stipulation of Dismissal. All claims and causes of action between the parties were dismissed with prejudice on October 10, 2023 in view of the settlement.
Claim Against UrbanFT, Inc.
On July 31, 2019, the Company filed a lawsuit against one of its customers, UrbanFT, Inc. (“UrbanFT”) in the United States District Court for the Southern District of California (case No. 19-CV-1432-CAB-DEB). UrbanFT is delinquent in payment and attempted to justify its non-payment by asserting that the Company is or may be infringing on purported UrbanFT patents. The Company filed such lawsuit to collect the delinquent payments and to obtain a declaratory judgment of non-infringement of five purported UrbanFT patents. UrbanFT filed an answer and later asserted infringement of two of the five patents-at-issue in the Company’s lawsuit against UrbanFT. The Company thereafter filed counterclaims seeking a declaration that the two patents now asserted by UrbanFT are invalid in addition to being not infringed. During the course of the litigation, the Company learned that a judgment had been entered against UrbanFT’s affiliates and its predecessor owner in which an Oregon court ordered that the patents in issue revert to a prior owner, Mr. Stevens, because UrbanFT’s affiliates did not pay the purchase price owed to the prior owner. On September 8, 2020, the Company filed a motion for summary judgment on its breach of contract claim. On September 15, 2020, the district court issued an order to show cause regarding jurisdiction over patent issues in light of the Oregon judgment. On December 17, 2020, the district court dismissed Mitek’s claims for declaratory judgment of non-infringement and UrbanFT’s counterclaims for patent infringement and related affirmative defenses based on infringement of the patents for lack of subject matter jurisdiction because UrbanFT does not own the patents. The district court then dismissed the remaining state law claims without prejudice to refiling in state court.
On December 18, 2020, the Company filed a new suit against UrbanFT in the Superior Court of the State of California, County of San Diego (case no. 37-2020-00046670-CU-BC-CTL) asserting claims for breach of contract, open book account, and monetary damages. UrbanFT filed an answer and did not assert any cross-claims. The Company filed a motion for summary judgment which was heard on April 15, 2022. The Court granted the Company’s motion and on June 2, 2022, entered a judgment in favor of the Company for $1.7 million in compensatory damages, plus costs, including attorney’s fees. The Court awarded the Company $2,600 in costs plus $0.6 million in attorneys’ fees for a total judgment of $2.3 million. The time for UrbanFT to appeal the $1.7 million in compensatory damage judgment has expired but the time for UrbanFT to appeal the attorneys’ fee and cost award has not. No appeal has been filed.
On August 2, 2023, the Company filed a separate lawsuit against Richard Steggall, UFT (North America), LLC fka Urban FT LLC; Urban FT Group, Inc; Urban FT Client Solutions, LLC; UFT Professional Services, LLC; and X-35 Financial Technologies, in the San Diego Superior Court, (case No. 37-2023-00033005-CU-FR-CTL) (“Fraud Conveyance Action”). The Fraud Conveyance Action alleges that the Mr. Steggall orchestrated a scheme to strip UFT (North America), LLC of any assets and effectively transfer the Urban FT business to other entities he owns and controls, all to avoid the Company’s collection efforts. The Fraud Conveyance Action also alleges that Mr. Steggall funnels Urban FT’s revenues through a web of other entities he owns and controls, all to ensure that creditors, including the Company, cannot collect their debts. The parties have started discovery.
On February 23, 2024, the Court set the Fraud Conveyance Action for trial on March 14, 2025. Separately, the Company filed two motions to compel discovery set for April 12, 2024. The defendants have filed a motion to quash the Company’s subpoena to Chase Bank and the defendants filed an Order to Show Cause to hold the Company in contempt for violating the parties’ Protective Order. The Company anticipates filing its own motion for sanctions against defendants for their contempt motion.
On April 12, 2024, the Court granted the Company’s two motions to compel discovery and the parties are presently working through various issues in Urban FT’s discovery responses following the Court granting the motions to compel. Separately, the parties agreed to withdraw: (1) the subpoena to Chase Bank; (2) the motion to quash the subpoena to Chase Bank; (3) the Order to Show cause to hold Company in contempt; and (4) the Company’s motion for sanctions in response to the contempt motion.
The parties are also pursuing other discovery and preparing for trial which is set in March 2025.

Claim Against Maplebear, Inc (dba Instacart):
On December 13, 2021, Mitek filed a lawsuit against Maplebear Inc., d/b/a Instacart (“Instacart”), in California Superior Court – San Diego County (Case No, 37-2021-00052089-CU-BC-CTL)) (the “Instacart Lawsuit”). Mitek alleged causes of action for breach of contract as well as breach of the implied covenant and requested over $2.0 million in damages.
On August 3, 2018 Instacart entered into a Master Services Agreement (the “Master Services Agreement”) with Mitek agreeing to purchase a subscription to Mitek’s Mobile Verify Advanced service. On June 19, 2020, the parties entered into a second Order Form in connection with the Master Services Agreement. The Order Form had a term of June 18, 2020 to December 31, 2023 and called for an annual commitment of $1.2 million. On September 23, 2021, Instacart sent a letter to Mitek purporting to outline breaches under the Master Services Agreement. Mitek responded on November 11, 2021, refuting Instacart’s claims and offering to engage in further discussions. Instacart thereafter sent a Notice of Termination of the Master Services Agreement dated November 24, 2021.
The Parties participated in mediation on March 15, 2022. The mediation did not result in the resolution of the case and, following mediation, the Parties stipulated that Instacart’s response to Mitek’s complaint would be due on April 27, 2022. In lieu of filing a response to the complaint, Instacart elected to file a Motion to Transfer Venue to the County of San Francisco, which the Court denied, thereby keeping the case in the County of San Diego.
On November 28, 2022, Instacart filed a cross-complaint against Mitek alleging: (1) Fraudulent Inducement; (2) Intentional Misrepresentation; (3) False Advertising; (4) Fraudulent Business Practices; (5) Unlawful Business Practices; (6) Unfair Business Practices; (7) Breach of Contract; and (8) Breach of the Implied Covenant of Good Faith and Fair Dealing. On January 27, 2023, Mitek filed a demurrer to the cross-complaint (the functional equivalent of a motion to dismiss). Both Parties also filed motions to compel further responses to written discovery requests. The Court did not decide the demurrer or the motions to compel before the Parties resolved and dismissed the case.
On September 29, 2023, the Parties reached an agreement to resolve the case. The terms of the settlement were completed and, on October 24, 2023, the Company filed a Request for Dismissal, signed by counsel for both parties and asking the clerk of the Court to dismiss the Company’s complaint and causes of action as well as Instacart’s cross-complaint and causes of action. The Court entered the Request for Dismissal on October 24, 2023 and dismissed the Parties’ respective claims with prejudice.
Other Legal Matters
As previously disclosed, the Company announced on October 27, 2022, and May 8, 2023, that a restatement of the Company’s previously issued unaudited interim financial statements was necessary. Following those restatements, the SEC opened an inquiry into the Company’s accounting practices and thereafter opened a formal investigation. The Company is cooperating with the ongoing investigation. The duration, scope, and outcome of this investigation are difficult to predict. At this time, the Company does not expect the outcome of this matter to have a material adverse effect on its consolidated results of operations, cash flows, or financial position.
In addition to the foregoing, the Company is subject to various claims and legal proceedings arising in the ordinary course of its business. The Company accrues for such liabilities when it is both (i) probable that a loss has occurred and (ii) the amount of the loss can be reasonably estimated in accordance with ASC 450, Contingencies. While any legal proceeding has an element of uncertainty, the Company believes that the disposition of such matters, in the aggregate, will not have a material effect on the Company’s financial condition or results of operations.
Employee 401(k) Plan
The Company has a 401(k) plan that allows participating employees to contribute a percentage of their salary, subject to Internal Revenue Service annual limits. In 2015, the Company implemented a company match to the plan. The Company's contributions are made in an amount equal to 50% of the first 6% of an employee's designated deferral of their eligible compensation. The Company's total cost related to the 401(k) plan was $0.6 million, $0.5 million, and $0.7 million for the twelve months ended September 30, 2024, 2023, and 2022, respectively.

12. LEASES
The Company leases office and research and development facility leases under non-cancelable operating leases for various terms through 2031. Certain lease agreements include rent abatement periods, and rental increases throughout the term. Operating lease costs are included within cost of revenue, selling and marketing, research and development, and general and administrative expenses, dependent upon the nature and use of the ROU asset, in the Company’s consolidated statements of operations and comprehensive income (loss).

The following table provides the components of lease cost recognized in the consolidated statements of operations and comprehensive income (loss) for the periods presented (amounts in thousands):

	Twelve Months Ended September 30,
	2024	2023	2022
Operating lease cost	$1,784	$2,025	$1,881
Variable lease cost	633	319	385
Total lease cost(1)	$2,417	$2,344	$2,266
1)Short-term lease costs incurred by the Company for the twelve months ended September 30, 2024, 2023 and 2022 were immaterial.
Supplemental cash flow information related to leases was as follows (amounts in thousands):

	Twelve Months Ended September 30,
	2024	2023	2023
Right of use assets acquired under new operating leases	$1,947	$—	$—
Cash paid for amounts included in the measurement of lease liabilities	1,960	2,368	2,135
Other information related to leases as of the balance sheet dates presented are as follows:

	Twelve Months Ended September 30,
	2024	2023
Weighted-average remaining lease term (years) - operating leases	5.3	4.3
Weighted-average discount rate - operating leases	3.6%	3.7%

Maturities of operating lease liabilities as of September 30, 2024 were as follows (amounts in thousands):

Operating Leases
2025	$1,008
2026	1,191
2027	1,141
2028	840
2029	664
Thereafter	843
Total lease payments	5,687
Less: amount representing interest	(652)
Present value of future lease payments	$5,035

13. REVENUE CONCENTRATION
Revenue Concentration
For the twelve months ended September 30, 2024, the Company derived revenue of $29.6 million from one customer, with such customer accounting for 17% of the Company’s total revenue. For the twelve months ended September 30, 2023, the Company derived revenue of $27.7 million from the same single customer, with such customer accounting for 16% of the Company's total revenue. For the twelve months ended September 30, 2022, the Company derived revenue of $25.0 million from the same single customer, with such customer accounting for 17% of the Company’s total revenue. The corresponding accounts receivable balances of customers from which revenues were in excess of 10% of total revenue were $5.5 million, $2.7 million, and $8.0 million at September 30, 2024, 2023, and 2022, respectively.
Revenues by geography are determined based on the country of the Company’s contracting entity, which may be different than the country of the customer. Countries for which revenue accounted for more than 10% of the Company’s total revenue for the twelve months ended September 30, 2024, 2023, and 2022 were as follows (amounts in thousands):

	Twelve Months Ended September 30,
	2024	2023	2022
United States	$135,344	$134,957	$113,499
United Kingdom	17,607	*	*
All other countries	19,132	37,595	31,305
Total revenue	$172,083	$172,552	$144,804
*Revenues from the United Kingdom were not greater than 10% of the Company’s total revenue for this period and are included in the all other countries total.
From a geographic perspective, approximately 78% and 76% of the Company’s long-term assets (excluding long-term investments and deferred income tax assets) as of September 30, 2024 and 2023, respectively, are associated with the Company’s international subsidiaries. Approximately 19% and 23% of the Company’s total long-term assets excluding goodwill and other intangible assets as of September 30, 2024 and 2023, respectively, are associated with the Company’s international subsidiaries.

14. SUBSEQUENT EVENTS
On October 1, 2024, the Company announced that Edward H. West was appointed as the Company’s Chief Executive Officer. As a material inducement to Mr. West’s employment he was awarded grants outside of the 2020 Plan with a grant date fair value of $8.0 million. The composition of these awards is weighted towards performance vesting with $6.4 million of the at-target value in the form of performance-vesting restricted stock units (“Performance-Based RSUs”) and the remaining $1.6 million in the form of service-based restricted stock units (“Time-Based RSUs”). The performance-based vesting criteria aims to directly tie a significant portion of Mr. West’s compensation package to building stockholder value. The awards consist of (i) 562,283 Performance-Based RSUs that vest, if at all, upon the achievement of target-level stock price performance goals of the Company compared to the Russell 2000 (with an additional 185,553 Performance-Based RSUs eligible to vest upon the achievement of above-target level performance), (ii) 173,010 Performance-Based RSUs that vest, if at all, upon the achievement of target-level stock price performance goals of the Company as set forth in the grant agreement (with an additional 57,093 Performance-Based RSUs eligible to vest upon the achievement of above-target level performance) and (iii) 187,427 Time-Based RSUs that vest in four equal annual installments from the start date. In each case, vesting of the Performance-Based RSUs and Time-Based RSUs is subject to Mr. West’s continuous employment through the applicable vesting date or earlier vesting due to a change of control and certain termination events.